AEM SPA

FILE NO. 82-4911

07025669

QUARTERLY REPORT AT MARCH 31, 2007

SUPPL

AEM ~~GROUP~~ SPA

CONTENTS

This is a translation of the Italian original "Relazione Trimestrale al 30 marzo 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original will be made available to interested readers upon written request to:

AEM S.p.A. - Investor relation
Corso di Porta Vittoria 4
20122 Milano – Italia
tel. 0039 – 027720.3879

The AEM Group at March 31, 2007


AEM SPA
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
100%
Valdisotto Energia Srl
100%
Aem Calore&Servizi Spa
40%
Plurigas Spa
51%
Delmi Spa
50%
Transalpina Di Energia Srl
63.33%
Edison Spa
(B)
100%
Aem Service Srl
100%
Proaris Srl
49%
e-Utile Spa
49%
Malpensa Energia Srl
35%
Alagaz Spa
32.52%
Società Servizi Valdisotto Spa
30%
Ecodeco Srl
(C)
27%
Zincar Srl
23.53%
Burano Spa
20%
Edipower Spa
(A)
20%
ACSM Spa
17.49%
AGAM Monza Spa
5,76%
Atel Aar eTicino SA di Elettricità

(A) The percentage shown here assumes that all of the option rights have been exercised.
(B) The percentage of 63.33% refers to the ordinary shares held by Transalpina di Energia S.r.l. at March 31, 2007.
The percentage holding in the share capital amounts to 63.47%.
In this percentage, the Edison warrants held by Transalpina di Energia S.r.l. are considered as though they had been exercised.
Note that Edison S.p.A. holds 50% of the interest in Edipower S.p.A., on the assumption that all of the option rights have been exercised.
(C) In addition to the percentage shown here, AEM S.p.A. also holds an option to buy the other 70%.

Key figures of the AEM Group

Income statement (millions of euro)	01.01.2007 03.31.2007	01.01.2006 03.31.2006 Restated IFRIC 4
Revenues	1,874	2,010
Operating costs	-1,422	-1,574
Labour costs	-66	-60
Gross profit from operations	**386**	**376**
Depreciation and amortisation, provisions and writedowns	-151	-127
Profit from operations	**235**	**249**
Financial costs	-58	-38
Share of results of companies carried at equity	-1	-1
Gains (losses) on disposal of property, plant and equipment	1	0
Other non-operating profits	3	6
Other non-operating costs	-5	-20
Income before taxes	**175**	**196**
Income tax expense	-77	-71
Net result from non-current assets sold or held for sale		-1
Minority interests	-32	-16
Group net profit for the period	**66**	**108**
Gross profit from operations/Net revenues	**20.6%**	**18.7%**

Financial position (millions of euro)	03.31.2007	03.31.2006 Restated IFRIC 4
Operating cash flow	282	145
Net capital expenditure on tangible, intangible and long-term financial ass	-211	-73
Free cash flow	71	72

Balance sheet (millions of euro)	03.31.2007	12.31.2006
Capital employed, net	9,121	9,126
Equity pertaining to the Group and minority interests	4,697	4,211
Consolidated net financial position	-4,424	-4,915
Consolidated net financial position/Equity pertaining to the Group and min	0.94	1.17
Consolidated net financial position / Shareholders' equity AEM S.p.A.	1.94	2.18
Consolidated net financial position/Market cap	0.91	1.40

Key figures of AEM S.p.A.	03.31.2007	12.31.2006
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	16,159,850	16,159,850

Key rates and prices	03.31.2007	03.31.2006
Average 6-month Euribor	3.943%	2.614%
Average price of Brent crude (usd/bbl)	57.800	61.750
Average exchange rate€/$ (*)	1.31	1.20
Average price of Brent crude (Euro/bbl)	44.11	51.46

(*) Source: Italian Foreign Exchange Office

AEM on the Stock Exchange

Market capitalisation at 31/3/2007: € 4,860 m

Average market capitalisation in 2006: € 3,506 m

Average volumes in the 1st quarter of 2007: 8,742,297

Average volumes in 2006: 7,282,937

Market data (euro per share)

Placement price (7/98)	0.8625
Average price in 2006	1.9452
Average price in the 1st quarter of 2007	2.5551
High in the 1st quarter of 2007	2.70
Low in the 1st quarter of 2007	2.441
No. of shares (mn)	1,800



€ pershare
2,9
2,7
2,5
2,3
2,1
1,9
1,7
1,5
50000000
45000000
40000000
35000000
30000000
25000000
20000000
15000000
10000000
5000000
0
Volumes
Apr-06
May-06
Jul-06
Aug-06
Oct-06
Dec-06
Jan-07
Mar-07
Volumes
Price



AEM and S&P/MIB
(index numbers 1/4/06=100)
160
150
140
130
120
110
100
90
80
apr-06
giu-06
ago-06
ott-06
dic-06
feb-07
AEM
S&P/MIB

Aem forms part of the following indices:

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- DJ Italy Select Dividend 20
- FTSE

Ethical indexes

- FTSE4GOOD
- Ethibel Sustainability
- Axia Ethical
- ECPI Ethical Index EMU

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Alberto Sciumè

Directors
Dario Cassinelli
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina
Gianni Castelli (appointed by the Board of Directors on February 28, 2007 and confirmed by the Shareholders' Meeting of April 26, 2007)

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
PricewaterhouseCoopers S.p.A. (appointed by the Shareholders' Meeting of April 26, 2007).

Significant events during the period

New loan for Edipower S.p.A.
On January 29, 2007 Edipower S.p.A. stipulated with a pool of Italian and international banks a new credit facility for euro 2,000,000,000 to refinance the existing one, originally of euro 2,300,000,000, stipulated in 2003 and renegotiated in 2005.

The new loan was granted and the previous one repaid on February 2, 2007.

The new loan lasts for 5 years and consists of a medium-term tranche of euro 1,800,000,000 for full use and one of euro 200,000,000 on a revolving basis, to be used to finance working capital. It is backed by a pledge from the shareholders of Edipower S.p.A. on its shares.

Personal guarantees, on the other hand, were given by the industrial partners to ensure that Edipower S.p.A. had the financial resources needed to complete the repowering plan. The financing banks used to have a series of liens and guarantees on the company's assets, but these have now been eliminated.
The economic conditions of the new line of credit, which is due to expire on December 31, 2011, instead of the previous expiry date of September 13, 2008, also ensure significant savings in financial charges for the Company.

Edison and Depa: an important step forwards in the IGI project for the construction of the Italy-Greece gas pipeline
On January 31, 2007 Pierluigi Bersani, the Italian Minister for Economic Development, and Dimitris Sioufas, the Greek Development Minister, signed a Protocol of Understanding, in which the two countries' governments gave Edison and Depa the chance to use transport capacity of 8 billion cubic metres of gas per year provided by the IGI gas pipeline between Italy and Greece for 25 years. This project is being given maximum priority at EU level and has been declared a "Project of European Interest" by Brussels.
The IGI gas pipeline will make it possible for Italy and other EU countries to import 8 billion cubic meters of natural gas per year from the Caspian Sea and the Middle East, where more than 20% of the world's gas reserves are to be found (30,000 billion cubic meters of gas). The IGI pipeline will represent a new supply route for the Italian and European energy system, which should increase its security and encourage more competition on the EU gas market.

Edison: capital increased by 519 million euro
In January 2007, 519,564,810 "Edison S.p.A. ordinary share warrants 2007" were exercised at the subscription price of 1 euro per share. As a result of this exercise, Edison received 519,564,810 euro. There are 499,052,114. "Edison S.p.A. ordinary share warrants 2007" still outstanding on March 31, 2007.

Edison: wins 5 new hydrocarbon exploration licences in Norway
On February 12, 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators. The contracts provide for an initial exploration period of between five and six years, split into three or four operating phases. The joint venture can renounce the permit at the end of each phase if no commercial findings have been made.

Edison: sale of the investment in Serene to BG Italia completed

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.

The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

AEM S.p.A.: sale of investment in Mestni Plinovodi d.o.o. completed

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and AEM and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

Edison and Petrobras form an alliance to explore for hydrocarbons in Senegal

On February 27, 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore, taking a 40% stake in the project. As a result of this deal, Edison, as the block operator, has reduced its interest to 55%, while Petrosen, Senegal's national hydrocarbons company, continues to hold 5%.

Under the agreement, Petrobras is to help pay the exploration costs incurred up to the end of 2006, as well as 70% of the cost of acquiring and processing new seismic data for the permit.

Gas liquefaction plant for the Rovigo terminal inaugurated in Qatar

March 20, 2007 saw the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regassified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year.

In particular, this was the inauguration of the so-called Train 5 operated by Ras Laffan Liquefied Natural Gas Company II (RasGas II) - the joint venture between Qatar Petroleum and ExxonMobil, Edison's partner in the construction of the regassification plant - which will supply Edison with LNG. Train 5, which is one of the most technologically advanced in the world, has a capacity of 4.7 million tonnes of LNG per year, equal to around 6.4 billion cubic metres of gas per year.

Under the agreements that have been signed, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years, which will make a major contribution towards the diversification and security of Italy's gas supplies.

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Millions of euro	*01.01.2007 03.31.2007*	*% revenues*	*01.01.2006 03.31.2006* (*Restated IFRIC 4*)	*% revenues*	*Change*
Revenues	**1,874**	***100.0%***	**2,010**	***100.0%***	**(136)**
of which:					
- Revenues	*1,860*	*99.3%*	*1,982*	*98.6%*	*(122)*
- Other operating income	*14*	*0.7%*	*28*	*1.4%*	*(14)*
Operating costs	(1,422)	*-75.9%*	(1,574)	*-78.3%*	152
Labour costs	(66)	*-3.5%*	(60)	*-3.0%*	(6)
Gross profit from operations	**386**	***20.6%***	**376**	***18.7%***	**10**
Depreciation and amortisation	(139)	*-7.4%*	(112)	*-5.6%*	(27)
Provisions and writedowns	(12)	*-0.6%*	(15)	*-0.7%*	3
Net profit from operations	**235**	***12.5%***	**249**	***12.4%***	**(14)**
Net charges from financial management	(58)	*-3.1%*	(38)	*-1.9%*	(20)
Share of results of companies carried at equity	(1)	*-0.1%*	(1)	*0.0%*	-
Gains on disposals	1	*0.1%*		*0.0%*	1
Other non-operating profits	3	*0.2%*	6	*0.3%*	(3)
Other non-operating costs	(5)	*-0.3%*	(20)	*-1.0%*	15
Income before taxes	**175**	***9.3%***	**196**	***9.8%***	**(21)**
Taxes for the year	(77)	*-4.1%*	(71)	*-3.5%*	(6)
Net profit of operating activities	**98**	***5.2%***	**125**	***6.2%***	**(27)**
Net result from non-current assets sold or held for sale		-	(1)	*0.0%*	1
Net profit pertaining to minority interests	(32)	*-1.7%*	(16)	*-0.8%*	(16)
Net result for the period pertaining to the Group	**66**	*3.5%*	**108**	*5.4%*	**(42)**

Results

In the first quarter of 2007, consolidated revenues of the AEM Group came to 1,874 million euro, of which 1,148 million is attributable to the 50% proportional consolidation of the Delmi Group (TDE/Edison) and 37 million to the line-by-line consolidation of the results of the Ecodeco Group (consolidated in the first quarter of 2006 according to the equity method).

The reduction in revenues compared with the first quarter of 2006 is mainly due to the lower volumes of gas sold and distributed because of the exceptionally mild weather during the period, lower revenues because of the loss of the gas distribution concession in Cinisello Balsamo from February 2006, as well as the lack of the extraordinary revenues earned by the Group in the first quarter of 2006 as a result of the "gas emergency".

Electricity output increased by 1.5%, going from 9,253 GWh in 2006 to 9,389 GWh in 2007. This increase is attributable to the start-up of the Torviscosa power station and full availability of the Altomonte power station. This increase more than offset the lower output by the power stations belonging to Edipower, which in the first quarter of 2006 maximised production by its oil-fired plants to cope with the "gas emergency".

Because of the mild climate, 21.8% less gas was distributed compared with the first quarter of 2006, for a total of 531 million cubic metres during the quarter under review. Group sales of gas to end-customers and wholesalers through its subsidiaries amounted to 2,388 million cubic metres, a slight decrease on the same period of 2006 (-12%), while volumes of heat sold came to 214 thermal GWh (246 thermal GWh in the first quarter of 2006). Electricity distributed came to 1,882 GWh, which is 2.3% lower than in the first quarter of the previous year.

Gross profit from operations comes to 386 million euro in the first quarter of 2007, 10 million euro more than the 376 million euro booked in the first quarter of 2006.

In particular, for the *Gas and Heat* sector, there has been an improvement compared with the first quarter of 2006, thanks to the renegotiation of the gas price under certain long-term supply contracts in the name of Edison. The first quarter 2006 results pertaining to Edison were affected by a provision made for prudence sake, and not repeated in 2007, for the possible adjustment to Resolution 298/05, with which the AEEG updated gas selling prices. This positive trend more than offset the loss of margin caused by the lower quantities of gas sold because of the mild weather.

For the *Electricity* sector, on the other hand, there was a reduction in gross profit from operations as there was no repeat of the revenues earned in the first quarter of 2006 because of the "*gas emergency*" which saw a significant contribution to revenues on the secondary markets of the Power Exchange for renewables. There was also less margin on the programmed markets of the Power Exchange because of the decline in energy prices following the contraction in national demand, largely offset by the positive impact of AEM selling higher quantities of electricity and Edison providing effective management of sources and applications on unregulated markets, which more than compensated for the decline in profitability in the CIP6/92 segment.

For the *Networks and Regulated Markets* sector, the reduction in the volumes of gas distributed led to a fall in profit margins compared with first quarter 2006, which also benefited from revenues generated by price adjustments relating to prior periods.

As a result of these changes and after depreciation and amortisation, provisions and writedowns of 151 million euro, the profit from operations amounts to 235 million euro (249 million euro in the first quarter of 2006).

Net financial costs amount to 58 million euro (at March 31, 2006 they came to 38 million euro). The increase in financial costs mainly derives from the reduction in income for the fair value measurement of financial derivatives for 11 million euro, from interest on taxes for the years 1996-1997-1998-1999 for 2 million euro, from the negative change in financial assets held for trading attributable to the writedown of equity investments of the Delmi Group (TDE/Edison) for 4 million euro, as well as from the consolidation of the Ecodeco Group for 1 million euro.

"Other non operating income/charges" are negative for 2 million euro (- 14 million in first quarter 2006) and for 3 million euro include the recovery of taxes relating to the years from 1996 to 1999.

Income taxes amount to 77 million euro (71 million euro at March 31, 2006).
The increase in taxes, compared with the previous period, is due to consolidation of the Ecodeco Group for 3 million euro and to the higher tax charge of the Delmi Group because of taxes relating to prior years, partially offset by a reduction in the taxes due by the "old scope" of the AEM Group.
It is also worth remembering that in the first quarter of 2006 the Delmi Group benefited from the "tax shield" for carry-forward tax losses.

Consolidated net profit of current operations, net of current taxes of 98 million euro, therefore comes to 125 million euro (163 million euro at March 31, 2006).

The net result of non-current assets sold or held for sale amounts to zero (1 million euro at March 31, 2006). This amount referred to the net result derives from the sales of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., AEM Trasmissione S.p.A. Metroweb S.p.A., Edison Rete S.p.A., Serene S.p.A., and to the writedown of the investment in Mestni Plinovodi d.o.o.

The consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in the Delmi Group (TDE/Edison) and the Ecodeco Group (32 million euro) amounts to 66 million euro (108 million euro in the corresponding period of 2006).

Capital and financial position

As there have not been any changes in the scope of consolidation nor any changes in accounting principles applied by the Group during the period, the capital and financial position at March 31, 2007 is directly comparable with the situation at the end of 2006.

At March 31, 2007, consolidated net capital employed amounted to 9,121 million euro, funded by shareholders' equity, 4,697 million euro (of which 2,620 million pertaining to minority interests) and net financial indebtedness, 4,424 million euro (4,915 million euro at December 31, 2006).

The net capital employed is substantially in line with the figure at December 31, 2006.

The consolidated net financial position, amounting to 4,424 million euro at March 31, 2007, improves by 491 million euro, compared with the end of the previous year.

Without the outlay for the acquisition of joint control over Transalpina di Energia and consolidation of the Delmi Group (TDE/Edison), the Group's net financial position would have improved by 47 million euro compared with December 31, 2006, again excluding the Delmi Group. The change relating to the Ecodeco Group is negative for 2 million euro. The improvement in the net financial position of the "old scope" of the AEM Group is essentially due to operating cash flow as the cash flows used in investing activities were almost entirely offset by the cash flow generated by the changes in shareholders' equity.

The net debt of the Delmi Group is showing an improvement of 446 million euro thanks to the 260 million euro received as a result of the "Edison ordinary warrants 2007", exercised by Edison's minority shareholders, the sale of Serene S.p.A. for 59 million euro and operating cash flow which more than offset the investment outflows.

Taking account of line-by-line consolidation of the Ecodeco Group, the cash flow generated by current operations amounts to 282 million euro, almost double what it was at March 31, 2006, mainly because of the improvement in working capital.

Investing activities, net of the sale of Serene S.p.A. by the Delmi Group, absorbed 211 million euro (73 million euro at March 31, 2006). These investments mainly refer to net purchases of property, plant and equipment and intangible assets, and the increase in value of available for sale investments, the contra-entry of which generates an increase in equity reserves.
Free cash flow, amounting to 71 million euro, is in line with the figure at March 31, 2006.

The changes in shareholders' equity generated resources for 420 million euro (41 million euro at March 31, 2006), of which 260 million euro from the conversion of the warrants and 105 million euro from having considered the Edison warrants held by Transalpina di Energia S.r.l. already exercised.

As a result of these movements, net financial position improved by 491 million euro compared with December 31, 2006 and by 1.2 billion euro compared with March 31, 2006.

(in millions of euro)	03.31.2007	12.31.2006	changes	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	**8,875**	**8,826**	**49**	**0.6**
- Property, plant and equipment	6,996	7,026	(30)	(0.4)
- Investment property	20	20	0	0.0
- Intangible assets	2,587	2,532	55	2.2
- Investments and other non-current financial assets	888	845	43	5.1
- Deferred tax liabilities	(783)	(769)	(14)	1.8
- Provisions for risks	(622)	(618)	(4)	0.6
- Employee benefits	(211)	(210)	(1)	0.5
Working capital	**246**	**230**	**16**	**7.0**
- Inventories	133	257	(124)	(48.2)
- Short-term receivables	1,788	1,903	(115)	(6.0)
- Other current assets	24	13	11	84.6
- Current derivatives receivable/payable	12	(4)	16	(400.0)
- Trade payables	(941)	(1,318)	377	(28.6)
- Other payables	(756)	(610)	(146)	23.9
- Other current liabilities	(14)	(11)	(3)	27.3
Assets/liabilities held for sale		**70**	**(70)**	**n.s.**
TOTAL CAPITAL EMPLOYED	**9,121**	**9,126**	**(5)**	**(0.1)**
SOURCES OF FUNDING				
Equity method	**4,697**	**4,211**	**486**	**11.5**
Total financial position beyond one year	3,652	3,078	574	18.6
Total financial position within one year	772	1,837	(1,065)	(58.0)
Total net financial position	**4,424**	**4,915**	**(491)**	**(10.0)**
TOTAL SOURCES	**9,121**	**9,126**	**(5)**	**(0.1)**

(in millions of euro)	03.31.2007	03.31.2006 *Restated IFRIC 4*
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(4,915)**	**(5,716)**
Net profit for the period	66	108
Depreciation and amortisation	139	112
Changes in assets and liabilities	77	(75)
Cash flow generated by current operations	**282**	**145**
Net capital expenditure on tangible, intangible and long-term financial assets	**(211)**	**(73)**
Change in minority interests	372	9
Change in equity	48	32
Cash flow generated (used) by changes in shareholders' equity	**420**	**41**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(4,424)**	**(5,603)**

Please refer to the consolidated statement of cash flows for details of the above figures.

(in millions of euro)	03.31.2007	12.31.2006
Details of net financial position		
Cash and cash equivalents	313	262
Financial receivables due from third parties	141	53
Financial receivables from associates	1	1
Investments held for trading	6	5
Assets for financial derivatives	46	47
Liabilities for financial derivatives	(14)	(17)
Due to banks	(2,650)	(2,886)
Due to other providers of finance	(303)	(372)
Bonds	(1,882)	(1,882)
Payables in current a/c to parent entity	(17)	(25)
Financial payables to companies held for sale		(32)
Lease payables	(65)	(69)
Total net financial position	**(4,424)**	**(4,915)**

Significant events after March 31, 2007

AEM S.p.A. buys 7.497% of A.G.A.M. S.p.A. from IRIDE Acqua Gas S.p.A. raising its stake in A.G.A.M. to 24.99%.

On April 2, 2007, AEM S.p.A. and IRIDE Acqua Gas S.p.A. signed a contract for the sale of IRIDE's entire 7.497% investment in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("**AGAM**") to AEM S.p.A. for euro 7,380,000.
As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM, as laid down in municipal resolution no. 55 of February 17, 2000.
For IRIDE Acqua Gas, the deal forms part of a general reorganisation of the IRIDE Group's equity investments following the recent merger between AMGA S.p.A. and AEM Torino S.p.A.
AGAM manages local services in the Municipality of Monza, which include natural gas distribution, collection and distribution of drinking water and the sewage system; the company also produces heat for district heating and electricity in a cogeneration plant.
Under the shareholder agreements currently in force with the Municipality of Monza and up to their expiry date in 2009, unless they are renewed, AEM will continue to have the right, as the only strategic partner, to appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors.
On March 30, 2007, the acquisition was communicated to the Anti-trust Authority for its approval as required by law.
The Authority have its go-ahead on April 18, 2007.

AEM's Board of Directors approves a share buy-back plan for up to 5% of the share capital.

On May 4, 2007 the Board of Directors of AEM S.p.A. resolved to implement the plan to purchase treasury shares authorised by the Shareholders' Meeting on October 27, 2006.
The details of the buy-back plan are as follows:
- the objective is to enable the Company to take advantage of efficient ways of investing its liquidity, including hedging and trading;
- purchases will be carried out within the limits of distributable earnings and the free reserves shown in the latest approved set of financial statements;
- the maximum number of shares involved in the buy-back plan cannot exceed 5% of the share capital (i.e. 90,002,370 shares); therefore, taking into account the 16,159,850 shares already owned by the Company as of today (around 0.89% of the share capital), the number of shares to be purchased cannot exceed 73,842,520;
- purchases will be made on the Stock Exchange where the shares are listed, in one or more tranches over 18 months from the date of the Shareholders' Meeting resolution in accordance with art. 132 of Decree 58 of February 24, 1998 and art. 144-bis of the Issuers' Regulations adopted by CONSOB with resolution 11971, at a price not more than 5% above and not more than 5% below the reference price posted by the shares at the stock market session immediately preceding each purchase.

Outlook for operations

Over the coming months, the Group will benefit from the start-up of production in the new Simeri Crichi and Turbigo power stations, full availability of the Torviscosa station and the start-up of the new Canavese heat pump cogeneration plant in Milan. The policy of optimising the energy portfolio will continue during the year, together with the development of the Group's commercial activities on European power markets.

These prospects make it possible to confirm operating results in line with those of last year, despite the uncertainties caused by movements in international raw material prices.

Consolidated financial statements

CONSOLIDATED BALANCE SHEET (1) (millions of euro)	Notes	AT MARCH 31, 2007	%	AT DECEMBER 31, 2006	%	AT MARCH 31, 2006 Restated IFRIC 4	%
ASSETS							
NON-CURRENT ASSETS	A)						
Property, plant and equipment	A1)	6,996		7,026		7,472	
Investment property	A2)	20		20		24	
Intangible assets	A3)	2,587		2,532		2,562	
Investments	A4)	60		61		109	
Other non-current financial assets	A5)	565		507		370	
Non-current derivatives		-				2	
Deferred tax assets	A6)	267		263		264	
Other non-current receivables	A7)	28		46		143	
Restricted or pledged deposits	A8)	2		2		5	
Other non-current assets	A9)	6		5		3	
TOTAL NON-CURRENT ASSETS (A)		**10,531**	**81.15**	**10,462**	**79.90**	**10,954**	**80.09**
CURRENT ASSETS	B)						
Inventories	B1)	133		257		89	
Current financial assets	B2)	108		19		18	
Current derivatives	B3)	80		71		92	
Amounts due from tax authorities	B4)	44		54		36	
Trade and other receivables	B5)	1,745		1,849		2,077	
Cash and cash equivalents	B6)	313		253		340	
Other current assets	B7)	24		13		30	
TOTAL CURRENT ASSETS (B)		**2,447**	**18.85**	**2,516**	**19.21**	**2,682**	**19.61**
NON-CURRENT ASSETS HELD FOR SALE	C)			**116**	**0.89**	**41**	**0.30**
TOTAL ASSETS (A+B+C)		**12,978**	**100.00**	**13,094**	**100.00**	**13,677**	**100.00**
SHAREHOLDERS' EQUITY AND LIABILITIES							
SHAREHOLDERS' EQUITY	D)						
Share capital	D1)	936		936		936	
(Treasury shares)	D2)	-25		-25		-23	
Legal reserve	D3)	94		94		85	
Other reserves	D4)	1,006		656		682	
Net profit for the year	D5)	-		302		-	
Net profit for the period	D5)	66		-		108	
Equity pertaining to the Group		**2,077**	**16.00**	**1,963**	**14.99**	**1,788**	**13.07**
Minority interests	D6)	2,620		2,248		2,050	
Total shareholders' equity (D)		**4,697**	**36.19**	**4,211**	**32.16**	**3,838**	**28.06**
LIABILITIES	E)						
NON-CURRENT LIABILITIES	E1)						
Medium/long-term financial liabilities	E1 - 1)	3,693		3,118		4,849	
Deferred tax liabilities	E1 - 2)	783		769		943	
Employee benefits	E1 - 3)	211		210		199	
Provisions for risks	E1 - 4)	622		618		601	
Other non-current liabilities	E1 - 5)	3		1		219	
Total non-current liabilities (E1)		**5,312**	**40.93**	**4,716**	**36.02**	**6,811**	**49.80**
CURRENT LIABILITIES	E2)						
Trade and other payables	E2 - 1)	1,476		1,840		1,531	
Tax liabilities	E2 - 2)	219		86		212	
Short-term financial liabilities	E2 - 3)	1,260		2,161		1,216	
Other liabilities	E2 - 4)	14		11		50	
Total current liabilities (E2)		**2,969**	**22.88**	**4,098**	**31.30**	**3,009**	**22.00**
Total liabilities (E)		**8,281**	**63.81**	**8,814**	**67.31**	**9,820**	**71.80**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	F)			**69**	**0.53**	**19**	**0.14**
TOTAL LIABILITIES AND EQUITY (D+E+F)		**12,978**	**100.00**	**13,094**	**100.00**	**13,677**	**100.00**

(1) Related party transactions in the consolidated financial statements are analysed in Note 20, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

CONSOLIDATED INCOME STATEMENT (1) (millions of euro)	Notes	01/01/2007 03/31/2007	%	01/01/2006 03/31/2006 Restated IFRIC 4	%
REVENUES	1)				
REVENUES FROM SALES	1.1)	1,732	92.42	1,865	92.79
REVENUES FROM SERVICES	1.2)	49	2.61	30	1.49
REVENUES FROM LONG-TERM CONTRACTS	1.3)	3	0.16		
OTHER OPERATING INCOME	1.4)	76	4.06	87	4.33
TOTAL REVENUES		1,860	99.25	1,982	98.61
OTHER OPERATING INCOME	2)				
OTHER OPERATING INCOME	2.1)	14	0.75	28	1.39
TOTAL OTHER OPERATING INCOME		14	0.75	28	1.39
TOTAL REVENUES AND OTHER OPERATING INCOME		1,874	100.00	2,010	100.00
OPERATING COSTS	3)				
RAW MATERIALS AND CONSUMABLES USED	3.1)	973	51.92	1,205	59.95
SERVICES USED	3.2)	225	12.01	186	9.25
CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	3.3)	90	4.80	62	3.08
OTHER OPERATING COSTS	3.4)	134	7.15	121	6.02
TOTAL OPERATING COSTS		1,422	75.88	1,574	78.31
LABOUR COSTS	4)	66	3.52	60	2.99
GROSS PROFIT FROM OPERATIONS	5)	386	20.60	376	18.71
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	6)	151	8.06	127	6.32
NET PROFIT FROM OPERATIONS	7)	235	12.54	249	12.39
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	8)	-2	-0.11	2	0.10
OTHER GAINS (LOSSES) ON DERIVATIVES	9)	-3	-0.16	8	0.40
GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE					
FINANCIAL CHARGES	10)	63	3.36	58	2.89
INCOME (LOSSES) FROM FINANCIAL ASSETS	11)	10	0.53	10	0.50
DIVIDEND INCOME					
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS					
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	11.1)	10	0.53	11	0.55
EXCHANGE GAINS AND LOSSES	11.2)			-1	-0.05
TOTAL FINANCIAL COSTS	12)	-58	-3.09	-38	-1.89
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	13)	-1	-0.05	-1	-0.05
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	14)	1	0.05		
OTHER NON-OPERATING PROFITS	15)	3	0.16	6	0.30
OTHER NON-OPERATING COSTS	16)	-5	-0.27	-20	-1.00
PROFIT BEFORE TAX		175	9.34	196	9.75
INCOME TAX EXPENSE	17)	77	4.11	71	3.53
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX		98	5.23	125	6.22
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	18)			-1	-0.05
NET PROFIT (LOSS)		98	5.23	124	6.17
MINORITY INTERESTS		-32	-1.71	-16	-0.80
NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP	19)	66	3.52	108	5.37
Earnings per share (in euro):					
- basic		0.0370		0.0601	
- basic, from operating activities		0.0370		0.0607	
- diluted		0.0367		0.0597	
- diluted, from operating activities		0.0367		0.0603	

(1) Related party transactions in the consolidated financial statements are analysed in Note 20, as required by CONSOB Resolution no. 15519 of July 27, 2006. Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS (note G) (millions of euro)	AT MARCH 31, 2007	AT DECEMBER 31, 2006	AT MARCH 31, 2006 Restated IFRIC 4
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	262	242	242
Operating activities			
Net result for the period	66		108
Net result for the year		302	
Non-monetary flows			
Depreciation of property, plant and equipment	123	484	94
Amortisation of intangible assets	16	67	18
Change in provisions for employee benefit provisions	1	10	
Change in other risk provisions	3		-17
Change in deferred tax liabilities	14	-168	5
Change in working capital:			
Change in trade receivables and other short-term receivables	155	-84	-350
Change in inventories of materials	124	-55	112
Change in trade payables and other short-term payables	-238	129	192
Change in receivables from related parties (non consolidated line-by-line)	-56	31	-17
Change in payables to related parties (not consolidated line-by-line)	4	4	-1
Change in assets held for sale	107	-107	-18
Change in liabilities associated with assets held for sale	-37	37	19
Future net cash flows from operating activities	**282**	**650**	**145**
Investing activities			
Net capital expenditure	-93	-494	-60
Sale of investment property		4	
Capital expenditure, net in intangible assets	-70	-22	8
Property, plant and equipment sold		503	
Intangible assets sold		20	
Change in investments	-48	-81	-21
Purchase/sale of treasury shares		-2	
Future net cash flows absorbed by investment activities	**-211**	-72	**-73**
Free cash flow	71	**578**	**72**
Financing activities			
Due to banks	-236	-672	
Financial receivables due from third parties	-89	-20	
Financial receivables from associates		1	
Assets for financial derivatives		10	-3
Investments held for trading	-1	9	-2
Liabilities for financial derivatives	-2	14	31
Due to other providers of finance	-69	23	-9
Bonds	1	-145	-19
Payables in current a/c to parent entity	-8	-46	-9
Financial payables to companies held for sale	-32	32	
Payment of liabilities for finance leases	-4	13	-3
Change in equity pertaining to minority interests (including result for the year)	372	208	9
Changes in shareholders' equity	48	122	32
Dividends paid		-107	
Future net cash flows absorbed by financing activities	**-20**	**-558**	27
CHANGE IN CASH AND CASH EQUIVALENTS	51	20	99
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	**313**	**262**	**341**

Statement of changes in Group shareholders' equity
(in millions of euro)

Description	Share capital Note D1	Treasury shares Note D2	Legal reserve Note D3	Other reserves Note D4	Net profit for the period/year of the Group Note D5	Total equity pertaining to the Group	Minority interests Note D6	Total shareholders' equity
Stockholders' equity at 12.31.2005 Restated IFRIC 4	936	-23	85	409	242	1,649	2,040	3,689
Changes in the first quarter of 2006:								
Legal reserve								
Other reserves				242	-242			
Reserves from cash flow hedges				31		31		31
Group net profit for the period					108	108		108
Minority interests							10	10
Stockholders' equity at 03.31.2006 Restated IFRIC 4	936	-23	85	682	108	1,788	2,050	3,838
Shareholders' equity at 12.31.2006	936	-25	94	656	302	1,963	2,248	4,211
Changes in the first quarter of 2007:								
Legal reserve								
Other reserves				302	-302			
Reserves from cash flow hedges				42		42		42
Other changes				6		6		6
Group net profit for the period					66	66		66
Minority interests							372	372
Shareholders' equity at 03.31.2007	936	-25	94	1,006	66	2,077	2,620	4,697

AEM Group – Areas of activity


AEM SPA
Aem Trading
Edipower
Aem Energia
Valdisotto Energia srl
Aem Calore e Servizi
Aem Elettricità
Aem Gas
ecodeco
Aem Service
Proaris srl
DELMI SPA
TRANSALPINA DI ENERGIA SRL
EDISON
Areas of activity
Electricity
Gas & Heat
Networks and Regulated Markets
Services
Waste & Power

Millions of euro	Electricity		Gas and Heat		Networks and Regulated Markets		Waste & Power		Services		Water		Eliminations		TOTAL AEM GROUP	
	01.01.07 03.31.07	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06*	*01.01.07 03.31.07*	*01.01.06 03.31.06 Restated IFRIC 4*
Revenues from sales	1,219	1,196	840	915	189	217	38		32	30	4	5	(462)	(381)	1,860	1,982
- of which interdivisional	*7*	*2*	*391*	*305*	*35*	*46*	*1*		*28*	*28*			*(462)*	*(381)*		
Gross profit from operations	237	264	89	60	53	63	16		(9)	(11)	1	1	(1)	(1)	386	376
% of revenues	*19.4%*	*22.1%*	*10.6%*	*6.6%*	*28.0%*	*29.0%*	*42.1%*								*20.8%*	*19.0%*
Amortisation, depreciation and provisions	(99)	(82)	(21)	(25)	(21)	(16)	(8)		(5)	(4)			3	(0)	(151)	(127)
Net profit from operations	138	182	68	35	32	47	8		(14)	(15)	1	1	2	(1)	235	249
% of revenues	*11.3%*	*15.2%*	*8.1%*	*3.8%*	*16.9%*	*21.7%*	*21.1%*								*12.6%*	*12.5%*
Net charges from financial management															(58)	(38)
Share of results of companies carried at equity															(1)	(1)
Non operating income/charges and Losses on disposals															(1)	(14)
Income before taxes															175	196
Income tax expense															(77)	(71)
Net result															98	125
Minority interests															(32)	(16)
Net result from non-current assets held for sale																(1)
Group net profit for the period															66	108
Capital expenditure	51	46	17	14	31	15	1		3	1	1	1			104	77
Total assets (*)	7,715	8,346	1,922	1,956	2,180	2,160	323	327	5,439	5,033	23	22	(4,624)	(4,750)	12,978	13,094
Total non-current liabilities (*)	1,543	660	305	316	421	418	90	95	2,998	3,269	8	8	(53)	(50)	5,312	4,716

(*) Non-current Assets and Liabilities are compared with figures at December 31, 2006

Consolidated financial statements pursuant to CONSOB Resolution no. 15519 of July 27, 2006

CONSOLIDATED BALANCE SHEET pursuant to Consob Resolution no. 15519 of July 27, 2006 (millions of euro)	Notes	AT MARCH 31, 2007	of which related parties (note no. 20)	AT DECEMBER 31, 200	of which related parties (note no. 20)	AT MARCH 31, 2006 Restated IFRIC 4	of which related parties
ASSETS							
NON-CURRENT ASSETS	A)						
Property, plant and equipment	A1)	6,996		7,026		7,472	
Investment property	A2)	20		20		24	
Intangible assets	A3)	2,587		2,532		2,562	
Investments	A4)	60	60	61	61	109	109
Other non-current financial assets	A5)	565	1	507	2	370	3
Non-current derivatives						2	
Deferred tax assets	A6)	267		263		264	
Other non-current receivables	A7)	28		46		143	
Restricted or pledged deposits	A8)	2		2		5	
Other non-current assets	A9)	6		5		3	
TOTAL NON-CURRENT ASSETS (A)		**10,531**		**10,462**		**10,954**	
CURRENT ASSETS	B)						
Inventories	B1)	133		257		89	
Current financial assets	B2)	108		19		18	1
Current derivatives	B3)	80		71		92	
Amounts due from tax authorities	B4)	44		54		36	
Trade and other receivables	B5)	1,745	121	1,849	65	2,077	113
Cash and cash equivalents	B6)	313		253		340	
Other current assets	B7)	24		13		30	
TOTAL CURRENT ASSETS (B)		**2,447**		**2,516**		**2,682**	
NON-CURRENT ASSETS HELD FOR SALE	C)			116	116	41	41
TOTAL ASSETS (A+B+C)		**12,978**		**13,094**		**13,677**	
SHAREHOLDERS' EQUITY AND LIABILITIES							
SHAREHOLDERS' EQUITY	D)						
Share capital	D1)	936		936		936	
(Treasury shares)	D2)	-25		-25		-23	
Legal reserve	D3)	94		94		85	
Other reserves	D4)	1,006		656		682	
Net profit for the year	D5)			302			
Net profit for the period	D5)	66				108	
Equity pertaining to the Group		**2,077**		**1,963**		**1,788**	
Minority interests	D6)	2,620		2,248		2,050	
Total shareholders' equity (D)		**4,697**		**4,211**		**3,838**	
LIABILITIES	E)						
NON-CURRENT LIABILITIES	E1)						
Medium/long-term financial liabilities	E1 - 1)	3,693		3,118		4,849	
Deferred tax liabilities	E1 - 2)	783		769		943	
Employee benefits	E1 - 3)	211		210		199	
Provisions for risks	E1 - 4)	622		618		601	
Other non-current liabilities	E1 - 5)	3		1		219	
Total non-current liabilities (E1)		**5,312**		**4,716**		**6,811**	
CURRENT LIABILITIES	E2)						
Trade and other payables	E2 - 1)	1,476	14	1,840	10	1,531	5
Tax liabilities	E2 - 2)	219		86		212	
Short-term financial liabilities	E2 - 3)	1,260	17	2,161	25	1,216	61
Other liabilities	E2 - 4)	14		11		50	
Total current liabilities (E2)		**2,969**		**4,098**		**3,009**	
Total liabilities (E)		**8,281**		**8,814**		**9,820**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	F)			**69**	69	19	19
TOTAL LIABILITIES AND EQUITY (D+E+F)		**12,978**		**13,094**		**13,677**	

CONSOLIDATED INCOME STATEMENT pursuant to Consob Resolution no. 15519 of July 27, 2006 (millions of euro)	01/01/2007 03/31/2007	of which Related Parties (note no. 20)	01/01/2006 03/31/2006 Restated IFRIC 4	of which Related Parties (note no. 20)	01/01/2006 12/31/2006
REVENUES					
REVENUES FROM SALES	1,732		1,865		6,335
REVENUES FROM SERVICES	49	6	30	6	169
REVENUES FROM LONG-TERM CONTRACTS	3				23
OTHER OPERATING INCOME	76		87		325
TOTAL REVENUES	**1,860**		**1,982**		**6,852**
OTHER OPERATING INCOME					
OTHER OPERATING INCOME	14		28		138
TOTAL OTHER OPERATING INCOME	**14**		**28**		**138**
TOTAL REVENUES AND OTHER OPERATING INCOME	**1,874**		**2,010**		**6,990**
OPERATING COSTS					
RAW MATERIALS AND CONSUMABLES USED	973		1,205		4,004
SERVICES USED	225	3	186	3	941
CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	90		62		-36
OTHER OPERATING COSTS	134	1	121	1	404
TOTAL OPERATING COSTS	**1,422**		**1,574**		**5,313**
LABOUR COSTS	**66**		**60**		**277**
GROSS PROFIT FROM OPERATIONS	**386**		**376**		**1,400**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**151**		**127**		**677**
NET PROFIT FROM OPERATIONS	**235**		**249**		**723**
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	**-2**		**2**		**-1**
OTHER GAINS (LOSSES) ON DERIVATIVES	**-3**		**8**		**4**
GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE					**7**
FINANCIAL CHARGES	**63**		**58**		**248**
INCOME (LOSSES) FROM FINANCIAL ASSETS	10		10		51
DIVIDEND INCOME					5
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS					1
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	10		11		36
EXCHANGE GAINS AND LOSSES			-1		9
TOTAL FINANCIAL COSTS	**-58**		**-38**		**-187**
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	-1	-1	-1	-1	1
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	**1**				**-6**
OTHER NON-OPERATING PROFITS	**3**		**6**		**58**
OTHER NON-OPERATING COSTS	**-5**		**-20**		**-41**
PROFIT BEFORE TAX	**175**		**196**		**549**
INCOME TAX EXPENSE	**77**		**71**		**142**
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**98**		**125**		**407**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE			**-1**		**55**
NET PROFIT (LOSS)	**98**		**124**		**462**
MINORITY INTERESTS	**-32**		**-16**		**-160**
NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP	**66**		**108**		**302**

Notes to the consolidated financial statements

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the production, sale and distribution of gas, as well as in the design and laying of fibre optic networks.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.
The consolidated quarterly financial statements of the AEM Group are expressed in million euro, which is also the currency of the economies in which the Group operates.
The consolidated quarterly report of the AEM Group at March 31, 2007, consisting of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes, has been drawn up in accordance with the provisions of art. 82 of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments. The AEM Group has been applying International Financial Reporting Standards (IFRS) from 2005, following the introduction of EU Regulation no. 1606 of July 19, 2002. The transition date was January 1, 2004 except for IAS 32 and IAS 39, which were adopted from January 1, 2005.
These consolidated financial statements for the period January 1, 2007 - March 31, 2007 have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, with particular regard to IAS 34 "Interim financial statements", which lays down the criteria for drawing up interim financial statements; they have been prepared on the basis of the same recognition and measurement criteria used in preparing the consolidated financial statements at December 31, 2005 apart from the matters indicated in the paragraph below entitled "Changes in international accounting standards.

Publication of the consolidated interim financial statements at March 31, 2007 was authorised by the Board of Directors on May 15, 2007.

Financial statements

The AEM Group presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.
For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.
The statement of cash flows is prepared according to the indirect method.

Basis of preparation

The consolidated quarterly report at March 31, 2007 has been prepared on the basis of historical cost, except for financial derivative instruments, financial assets available for sale and intangible rights such as excess emission rights and excess green certificates, which are shown at fair value. The book value of assets and liabilities subject to fair value hedges, which would otherwise be shown at cost, are adjusted to take account of any changes in fair value attributable to the risks being hedged.

Changes in international accounting standards

The accounting policies applied at March 31, 2007 are the same as those of the previous year, except as regards the adoption of new or revised standards considered obligatory from 2007.

The changes in accounting policy are the result of adopting the following new or revised accounting standards:

IFRS 7 (*Financial instruments: supplementary information)* which requires additional information regarding the nature and degree of risks deriving from financial instruments.
IFRIC 8 (*Scope of application of IFRS 2*) applicable from January 1, 2007, which does not have any impact on the Group.
IFRIC 9 (*Reassessment of embedded derivatives*) applicable from January 1, 2007, which does not have any impact on the Group. It specifies that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. It is not possible to revise the initial assessment unless the contractual conditions have been substantially altered.

Interpretations of IFRS and IFRIC not yet in force

The AEM Group has not applied the IFRS that have been published but not yet come into effect:

IFRIC 12
Service Concession Arrangements (applicable from January 1, 2008).

IAS 23 Revised
Obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale. This principle will be applicable from January 1, 2009.

IFRS 8
A new approach to segment disclosures. This standard replaces IAS 14 and requires companies to disclose segment information based on the same elements that top management uses to take operating decisions. Operating segments are to be identified on the basis of the internal reporting system.

Scope of consolidation

The consolidated quarterly report of the AEM Group at March 31, 2007 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

Changes in the scope of consolidation

Changes in the scope of consolidation of the Delmi Group
The main changes to the Group's scope of consolidation during the period, which derive from changes in the scope of consolidation of the Edison Group, concern:

- in the first quarter of 2007, This Power Generation Plant S.A. has been fully consolidated, following the acquisition of 65% of its share capital for 100,000 euro;
- in January 2007, Edison S.p.A. acquired from EDF International the remaining 20% of Finel S.p.A. for 137 million euro, after the seller exercised its put option in December 2006. Finel was already 100% consolidated and the amount of the put option was already recorded under financial payables at the end of 2006, as it had already been exercised.
- on February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.2% of Serene S.p.A., after obtaining approval from the Anti-trust Authority. This sale did not have any economic impact on the quarter, whereas net debt improved by 117 million euro.

Changes in the scope of consolidation of the AEM Group
Considering the fact that AEM S.p.A. has potential voting rights in Ecodeco S.r.l. of 70%, in addition to the 30% of the voting rights that it already holds, the Ecodeco Group has been fully consolidated.
This means that in these financial statements, the consolidated balance sheet of the AEM Group includes all of the asset and liability balances of the Ecodeco Group at March 31, 2007, and the consolidated income statement of the AEM Group includes 100% of the Ecodeco Group's results for the period from January 1, 2007 to March 31, 2007.
At March 31, 2006 the Ecodeco Group was consolidated at net equity and the result from January 1, 2006 to March 31, 2006 was reported under caption no. 13 ("Share of gains and losses on valuation of investments at equity").
Details are given in paragraph "Consolidation procedures".

On March 12, 2007, AEM S.p.A. sold 100% of the share capital of Valdisotto Energia S.r.l. to AEM Energia S.p.A. This did not involve any change in the scope of consolidation.

Note that, following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A. and AEM Trasmissione S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at March 31, 2006, has been reclassified to "Net result from non-current assets sold or held for sale".

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures

Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

Potential voting rights

If the AEM Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

Consolidation procedure of assets and liabilities held for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Consolidation procedure of the Ecodeco Group

On April 22, 2005, AEM S.p.A. acquired 30% of the share capital and voting rights of Ecodeco S.r.l.

Under the agreements made at that date, AEM S.p.A. has a call option, which has still not been exercised as of March 31, 2007, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 22 2006. The strike price is based on certain economic and financial ratios according to the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

From April 1, 2006 the Ecodeco Group is fully consolidated on a line-by-line basis as the rights deriving from the call option have been considered "potential voting rights" in accordance with IAS 27, having examined all of the facts and circumstances affecting the rights, as required by the standard.

Hence, the consolidated balance sheet and the income statement of the AEM Group include all of the balance sheet and income statement balances of the Ecodeco Group at March 31, 2007, whereas at March 31, 2006, the Ecodeco Group was consolidated at equity and the result for the quarter was classified under caption 13 ("Share of gains and losses on valuation of investments at equity").

Moreover, as laid down in IAS 27, in the event of potential voting rights, the portions of gains or losses arising from changes in the equity attributable to the consolidating entity and minority interests are

determined on the basis of the current ownership structure, without reflecting the possibility of exercising or converting potential voting rights.

So given an investment of 30% in the Ecodeco Group and line-by-line consolidation of 100% of the Group, the consolidated financial statements of the AEM Group will consider 70% of the results of the Ecodeco Group (from January 1, 2007 to March 31, 2007) as "profit pertaining to minority interests" and 70% of the equity of the Ecodeco Group at March 31, 2007 as "minority interests".

Consolidation of the Delmi Group and impact of the Edison Ordinary Warrants 2007

In the first quarter of 2007, 519,564,810 *Edison Ordinary Warrants 2007* were converted, which reduced the percentage of Edison's net profit and equity consolidated by Transalpina di Energia S.r.l. (TDE) to 61.87% compared with the 69.39% at December 31, 2006.

Note that the total *Edison Ordinary Warrants 2007* issued amounted to 1,018,616,924, of which 210,012,399 held directly by Transalpina di Energia.

If all of the warrants were exercised, the investment held by Transalpina di Energia would fall to 60%.

There are 499,052,114 warrants still outstanding at March 31, 2007.

As in the case of the Ecodeco call option, which was discussed previously, and again in accordance with IAS 27 on "potential voting rights", in the calculation of the consolidated portion of the Group, account has also been taken of the warrants which permit access, in the present, to future economic benefits.
Hence, considering the intention to exercise them by the end of the year, the Edison Warrants held by Transalpina di Energia have been taken as exercised. These warrants are in fact currently exercisable and give rights that are applied retroactively to 1.1.2007, whatever the date of conversion.

So because of the potential voting rights, the percentage of Edison consolidated by Transalpina di Energia rises from 61.87% to 63.47% and this is the percentage used for the consolidation of the Edison's financial statements by Transalpina di Energia.

Exercising the warrants is in effect an integration of the initial price incurred by Transalpina di Energia for the acquisition of Edison in line with its original intention to hold not less than 60% of it; at March 31, 2007 this has led to the booking of additional goodwill for the amount needed to convert the warrants and an increase in equity by the same amount, as shown in the appropriate balance sheet item.
It is also worth mentioning that at the end of any supplementary conversion of the warrants held by Transalpina di Energia, the Group consolidation percentage could fall to 60% as the result of additional dilution.
This effect will be taken into consideration globally at the end of the warrant conversion process, which will take place by December 31, 2007 when the effective number of warrants exercised will be known.

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BALANCE SHEET

Please note the following:

- in addition to the 30% interest in the share capital of Ecodeco S.r.l., AEM S.p.A. also holds a call option for the purchase of the other 70% of this company's share capital and related voting rights. In accordance with IAS 27 on so-called "potential voting rights", the investment in Ecodeco S.r.l. is fully consolidated from April 1, 2006. Up until March 31, 2006, the investment in Ecodeco S.r.l. was consolidated at equity as the call option was not exercisable;
- the scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis.

as a result, the figures at March 31, 2007 are comparable with those at December 31 2006.

For more details, please read the chapter entitled "Scope of consolidation".

Note that, in application of IFRIC 4 and following completion of the Purchase Price Allocation at September 30, 2006, the Delmi Group reclassified and adjusted its financial statements at March 31, 2006: the following figures reflect these changes; the caption "Other information" shows the effects of this application on the figures at March 31 2006.

Note that the so-called "old AEM scope of consolidation" refers to the AEM Group without consolidating the Delmi and Ecodeco Groups.
Note that the "Delmi Group" refers to Delmi S.p.A., Transalpina di Energia S.r.l. and to the Edison Group.

The balance sheet at March 31, 2007 reports assets of 12,978 million euro and liabilities of 8,281 million euro; shareholders' equity totals 4,697 million euro.
Group net profit for the period came to 66 million euro.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Land and buildings	745	(11)	734
Plant and machinery	5,650	(63)	5,587
Industrial and commercial equipment	15	(1)	14
Other property, plant and equipment	34	0	34
Construction in progress and advances	432	49	481
Leasehold improvements	3	0	3
Leased assets	147	(4)	143
Total	**7,026**	**(30)**	**6,996**

Property, plant and equipment amounted to 6,996 million euro (7,026 million euro at December 31, 2006), down 30 million euro due to the following items:

- the increase of 100 million euro due to capital expenditure and advances to suppliers during the period under review broken down as follows:
  - Electricity, 51 million euro;
  - Gas and Heat, 14 million euro;
  - Services, 2 million euro;
  - Networks and Regulated Markets, 31 million euro;
  - Waste & Power, 1 million euro;
  - Other Activities, 1 million euro.
- the decrease, 7 million euro, resulting from the sale of assets, net of accumulated depreciation;
- depreciation for the period of 123 million euro;

Capital expenditure during the period concerned:

- the Electricity chain, for 51 million euro, of which 11 million euro was for investment in the hydroelectric plants at Premadio Grosio and Grosotto, on the Cassano d'Adda thermoelectric plant, the continuation of works on the new Viola Canal and consolidation of the San Giacomo Dam. As regards the Delmi Group, investments were made for 40 million euro on the plants under construction at Simeri Crichi (CZ) and the repowering of the plants at Turbigo (MI).
- the Gas and Heat chain, for 14 million euro, of which 7 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities. Capital expenditure for the Delmi Group amounts to 7 million euro and relates to development of deposits in the Adriatic Sea, construction of the Caverzere-Minerbio gas pipeline and upgrading the Collalto storage facility;
- the Services chain, for 2 million euro, involving work on the buildings in Grosio and Cassano and certain offices in Milan, as well as purchases of equipment, furniture, fittings, IT equipment and other operating assets;

- the Networks and Regulated Markets chain, for 31 million euro, involving work on the 220 kv and 130 kv lines, the extension of the medium and low tension networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and measuring devices;
- the Waste & Power chain for 1 million euro deriving from the consolidation of the Ecodeco Group;
- the Other Activities chain, for 1 million euro from the consolidation of the Delmi Group.

The overall value of property, plant and equipment includes 481 million euro (432 million euro at December 31, 2006) of construction in progress and advance payments with changes during the year of 49 million euro, detailed as follows:

- the increase of 75 million euro for capital expenditure during the period principally made up of 15 million euro, for continuation of the work on the New Viola Canal, for work being done on the Pramadio (SO) hydroelectric plant, the no. 6 Group of the thermoelectric plant at Cassano d'Adda (MI) and the control panel of the San Giacomo Dam. Work has also continued to extending the electricity, gas and heat networks in the Milan area and in certain neighbouring municipalities, as well as works related to the new cogeneration plant in the Canavese area, for 1 million euro from the consolidation of the Ecodeco Group and for 59 million euro from the consolidation of the Delmi Group;
- the decrease of 26 million euro, due to completion of the works on the second offtake and repowering of the no. 1 Group at the Premadio plant, as well as the new thermoelectric plants of the Delmi Group.

"Plant and machinery" includes the costs involved in the obligatory environmental restoration of the thermoelectric production areas of Edipower S.p.A., for 19 million euro. These costs have been discounted and the effect of this is reflected in the income statement under financial charges.

Property, plant and equipment include 143 million euro of leased assets, of which 62 million euro relate to consolidation of the Delmi Group and 33 million euro to the consolidation of the Ecodeco Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 65 million euro.

A2) INVESTMENT PROPERTY

(in millions of euro)	**Amount at 12/31/2006**	**changes for the period**	**Amount at 03/31/2007**
Investment property	20	-	20

Investment property at March 31, 2007 consists of land and buildings not held for the Group's business purposes; they amount to 20 million euro, unchanged versus December 31, 2006, and all relate to consolidation of the Delmi Group.

A3) INTANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Industrial patents and intellectual property rights	18	-	18
Concessions, licences, trademarks and similar rights	227	(5)	222
Goodwill	1,919	105	2,024
Assets in process of formation	7	-	7
Other intangible assets	361	(45)	316
Total	**2,532**	**55**	**2,587**

Intangible assets at March 31, 2007 amount to 2,587 million euro compared with December 31, 2006, they increase by 55 million euro, as a result of:

- the increase of 4 million euro due to capital expenditure during the period, of which 1 million euro relating to Services and 3 million euro deriving from consolidation of the Delmi Group;
- the increase of 105 million euro for goodwill resulting from the accounting treatment of the Edison warrants held by Transalpina di Energia as indicated in the "Consolidation of the Delmi Group and impact of the Edison Ordinary Warrants 2007";
- the decrease of 38 million euro due to the change in the excess Green Certificates, principally of the Delmi Group;
- the decrease for 16 million euro, due to amortisation and writedowns for the period under review, including 15 million euro on consolidation of the Delmi Group

The consolidated portion of the Delmi Group relating to other intangible assets amounts to 317 million euro and comprises the valuation of "take or pay" hydrocarbons supply contracts in compliance with the Purchase Price Allocation according to IFRS 3, and investments relating to the costs involved in research and exploration of hydrocarbon deposits were fully amortised during the period, except for the portion of costs that were capitalised in accordance with IFRS 6.

At March 31, 2007 goodwill refers to the following acquisitions:

Millions of euro	*Balance at March 31, 2007*
Enel Distribuzione S.p.A.'s business	110
AEM Calore & Servizi S.p.A.	4
Edipower S.p.A.	2
Delmi Group	1,880
Ecodeco Group	28
Total	**2,024**

No impairment indicators have come to light during the period under review.

A4) INVESTMENTS

Investments in associates valued at equity

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Investments in associates valued at equity	61	(1)	60

Investments at March 31, 2007, compared with December 31, 2006, show a net decrease of 1 million euro mainly due to the writedown of the investments valued at equity.

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- the financial statements at December 31 2006 of the parent company AEM S.p.A. give key figures for all direct investments in direct associates;
- the consolidated financial statements reflect all of the losses made by associates.

A5) OTHER NON-CURRENT FINANCIAL ASSETS

OTHER NON-CURRENT FINANCIAL ASSETS (in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Securities held for trading	24	-	24
Financial assets held to maturity	1	-	1
Loans and receivables	63	8	71
Financial assets available for sale	418	49	467
Other financial assets	1	1	2
Total other non-current financial assets	**507**	**58**	**565**

The other non-current financial assets at March 31, 2007 amount to 565 million euro (507 million euro at December 31, 2006) and the increase compared with December 31, 2006, of 58 million euro, refers substantially to the increase in financial assets available for sale, due in particular to:

- the valuation at fair value of the investment in ATEL SA for 39 million euro;
- the change in share capital for payments made to the affiliates of the Delmi Group, Terminale GNL Adriatico and Galsi, for 10 million euro;
- the change in loans and receivables generated by the company for 8 million euro deriving principally from the opening of an interest-bearing restricted deposit account following the sale of Serene S.p.A., payment of which depends on how the CIP 6/92 regulations evolve.

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value method are listed in attachments 3, 4, 5, 6, 7 and 8 to the explanatory notes.

A6) DEFERRED TAX ASSETS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Deferred tax assets	263	4	267

This caption amounts to 267 million euro (263 million euro at December 31, 2006) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.

A7) OTHER NON-CURRENT RECEIVABLES

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Other non-current receivables	46	(18)	28

Other non-current receivables amount to 28 million euro (46 million euro at December 31, 2006). The decrease resulting from the consolidation of the Delmi Group amounts to 18 million euro. It mainly refers to tax credits for which reimbursement has been requested, including accrued interest at 31 March 2007.

A8) RESTRICTED OR PLEDGED DEPOSITS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Restricted or pledged deposits	2	-	2

This caption shows a balance of 2 million euro at March 31, 2007 and relates exclusively to the consolidation of the Delmi Group.

A9) OTHER NON-CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Other non-current assets	5	1	6

This caption shows a balance of 6 million euro related to the proportional consolidation of Edipower S.p.A., 5 million euro, and of Ecodeco Group, 1 million euro; this caption refers to costs already incurred but pertaining to future periods.

B) CURRENT ASSETS

B1) INVENTORIES

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Inventories	257	(124)	133
- Materials	25	1	26
- Inventory obsolescence reserve	(1)	0	(1)
- Fuel	166	(113)	53
- Other	-	3	3
Raw, ancillary and consumable materials	**190**	**(109)**	**81**
- Finished products and goods for resale	7	(3)	4
- Contract work in progress	4	-	4
- Advance payments	1	(1)	-

Inventories at March 31, 2007 amount to 133 million euro (257 million euro at December 31, 2006). The total increase of 124 million euro is mainly caused by the growth in fuel stocks held by Plurigas S.p.A. and the Delmi Group, reflecting the seasonal nature of the business.

B2) CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Investments held for trading	5	1	6
Financial assets held to maturity	-	-	-
Other financial assets	-	-	-
Loans and receivables	14	88	102
Total current financial assets	**19**	**89**	**108**

This caption shows a balance of 108 million euro at March 31, 2007; the increase compared with December 31, 2006, amounting to 89 million euro, is due to the higher loans originated by the company (relating to the short-term use of liquidity for repurchase agreements) in the consolidation of the Delmi Group.
The adjustment of investments (considered trading investments for IFRS purposes) in listed companies such as ACEGAS S.p.A. and ACSM S.p.A. to current market values have had a positive effect of 1 million euro.

B3) CURRENT DERIVATIVES

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Current derivatives	71	9	80

At March 31, 2007 this caption amounts to 80 million euro (71 million euro at December 31, 2006). Compared with December 31, 2006, there has been an increase in the derivatives hedging committed bank credit lines, following its adjustment to fair value at March 31, 2007, as well as an increase in the valuation of derivatives of the Delmi Group, in particular those referring to interest rate swap contracts related to the loan stipulated by Transalpina di Energia S.r.l.
Details on derivatives are provided in the section on “Other information”.

B4) TAXES RECEIVABLE

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Tax receivables	54	(10)	44

At March 31, 2007 this caption amounts to 44 million euro (54 million euro at December 31, 2006). The decrease of the period, of 10 million euro, is mainly due to the reduction in taxes receivable relating to the "old scope" of the AEM Group, 22 million euro, to the Ecodeco Group, 1 million euro, partly offset by an increase in amounts due from tax authorities relating to the Delmi Group, 13 million euro.

B5) TRADE AND OTHER RECEIVABLES

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Receivables from customers			
Receivables from customers	1,647	(172)	1,475
Reserve for bad and doubtful accounts	(46)	(9)	(55)
Total receivables from customers	*1,601*	*(181)*	*1,420*
Receivables from affiliates			
- parent entity	42	(3)	39
- associates	23	59	82
Total receivables from affiliates	*65*	*56*	*121*
Other receivables			
- due to the Electricity Equalisation Fund	50	(6)	44
- advances to suppliers	4	1	5
- due from personnel	-	-	-
- miscellaneous receivables	129	26	155
Total other receivables	*183*	*21*	*204*
Total	**1,849**	**(104)**	**1,745**

At March 31, 2007 trade and other receivables amount to 1,745 million euro (1,849 million euro at December 31, 2006), a decline of 104 million euro mainly due to a reduction in receivables from customers for the sale of electricity and gas, partly offset by the increase in receivables from related parties and other receivables.

At March 31, 2007 the reserve for bad and doubtful accounts amounted to 55 million euro, an increase of 9 million euro compared with the end of the previous year as a result of the provisions made, utilizations during the period and other changes. This reserve is considered adequate to cover the risk.

B6) CASH AND CASH EQUIVALENTS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Bank and postal deposits	253	60	313
Total	**253**	**60**	**313**

Liquid funds at March 31, 2007 amount to 313 million euro (253 million euro at December 31, 2006) including the consolidation of the Delmi Group, 220 million euro, and of the Ecodeco Group, 77 million euro.
The increase compared with December 31, 2006, 60 million euro, is essentially due to higher liquid funds held by the Delmi Group for 71 million euro as a result of the increase in capital deriving from the exercise of the warrants by third parties, partially offset by the lower liquid funds held by the "old scope" of the AEM Group, for 7 million euro, and by the Ecodeco Group, for 4 million euro.
Cash at bank includes interest accrued but not yet credited at the period-end.

B) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Other current assets	13	11	24

These are shown for 24 million euro (13 million euro at December 31, 2006) and refer to income for the period but receivable in the future, and to costs already incurred but pertaining to future periods.
The change is essentially due to the "old scope" of the AEM Group.

C) NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2006	changes for the period	Amount at 03/31/2007
Non-current assets held for sale	116	(116)	-

At March 31, 2007 this caption shows a zero balance, as the sales of the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. had been completed. At December 31, 2006 these were reclassified as non-current assets held for sale in accordance with IFRS 5.

D) SHAREHOLDERS' EQUITY

Shareholders' equity, which at March 31, 2007 amounts to 4,697 million euro (4,211 million euro at December 31, 2006), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Equity pertaining to the Group:			
Share capital	936	-	936
(Treasury shares)	(25)	0	(25)
Legal reserve	94	0	94
Other reserves	656	350	1,006
Net profit for the year	302	(302)	
Net profit for the period		66	66
Total equity pertaining to the Group	**1,963**	**114**	**2,077**
Minority interests	2,248	372	2,620
Total shareholders' equity	**4,211**	**486**	**4,697**

D1) Share capital

At March 31, 2007 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

D2) TREASURY SHARES

At March 31, 2007 they amount to 25 million euro and refer to 16,159,850 treasury shares held by the company (unchanged compared with at December 31, 2006). This item has been deducted from equity in accordance with IFRS.

D3) LEGAL RESERVE

At March 31, 2007 it amounts to 94 million euro.

D4) OTHER RESERVES

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Other reserves	656	350	1,006

Other reserves, amounting to 1,006 million euro at March 31, 2007 (656 million euro at December 31, 2006), include the cumulative effects of the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at March 31, 2007, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale". The total amount of these reserves at March 31, 2007 comes to 284 million euro.

D5) NET PROFIT FOR THE PERIOD

Net profit amounts to 66 million euro and includes the result for the period.

D6) MINORITY INTERESTS

At March 31, 2007 this totals 2,620 million euro (2,248 million euro at December 31, 2006) and represents the portion of capital, reserves and net result pertaining to minority interests of Delmi S.p.A., of the Edison Group, consolidated through Transalpina di Energia S.r.l., and of the Ecodeco Group.

The increase compared with December 31, 2006 is due to the exercise of the Edison warrants by minority shareholders with respect to the Delmi/TDE Group.

The method of determining the minority interests of Ecodeco are explained in the section on "consolidation procedures".

The portions pertaining to minority interests of the subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., and AEM Energia S.p.A., are not significant, as AEM S.p.A. holds 99.99% of their share capital.

The increase in net equity includes the effect of consolidating the potential voting rights which consider the warrants held by Transalpina di Energia as already exercised, as explained in the section entitled "Consolidation procedures".

E) LIABILITIES

E1) NON-CURRENT LIABILITIES

E1 – 1) Medium/long term financial liabilities

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Non-convertible bonds	1,141	(12)	1,129
Due to banks	1,665	589	2,254
Due to other providers of finance	256	2	258
Derivatives	3	0	3
Finance lease payables	53	(4)	49
Total	**3,118**	575	**3,693**

Medium/long-term financial liabilities amount to 3,693 million euro (3,118 million euro at December 31, 2006) and increase by 575 million euro essentially due to the 589 million euro increase in due to banks following the new loan stipulated by Edipower S.p.A., 810 million euro, after renegotiating it, partly offset by the reduction in non-convertible bond loans, 12 million euro, financial lease payables, 4 million euro, and other amounts due to banks, 205 million euro.
The section "Other information" illustrates the nature and the content of medium/long-term loans.

E1 – 2) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Deferred tax liabilities	769	14	783

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation") and the provision for deferred tax liabilities of all companies of the AEM Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

The increase, amounting to 14 million euro, refers to provisions for the period made by the companies making up the old AEM scope of consolidation for 16 million euro partly compensated by lower deferred tax liabilities of the Ecodeco Group, 2 million euro.

E1 – 3*) Employee benefits*

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Employee benefits	210	1	211

At March 31, 2007 this caption amounts to 211 million euro (210 million euro at December 31, 2006) with the following changes during the period:

(in millions of euro)	Amount at 12/31/2006	Provision	tilisations	Other changes	Amount at 31/3/2007
Severance indemnities	108	2	(1)		109
Payments in lieu of notice	-				-
Employee benefits	102				102
Total	**210**	**2**	**(1)**	-	**211**

E1 – 4) Provisions for risks

(in millions of euro)	Amount at 12/31/2006	Provisions	Utilisations	Other changes	Amount at 03/31/2007
Provisions for risks	618	5		(1)	622

The balance on these provisions at March 31, 2007 amounts to 622 million euro (618 million euro at December 31, 2006). The provisions made by the "old AEM scope of consolidation" amounted to 3 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third parties. The consolidated portion of provisions made by the Delmi Group amounts to 2 million euro.

E1 – 5) Other non-current liabilities

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Other non-current liabilities	1	2	3

At March 31, 2007 they amount to 3 million euro (1 million euro at December 31, 2006) and refer for 2 million euro to interest-bearing guarantee deposits issued by customers for gas supply contracts and for 1 million euro to the debt related to the call options for the purchase of 30% of Eneco Energia S.p.A.. Both items relate to the consolidation of the Delmi Group.

E2) CURRENT LIABILITIES

E2 – 1) Trade and other payables

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Advances	53	0	53
Trade payables	1,317	(376)	941
Trade payables to related parties	10	4	14
- parent entity	*5*	1	*6*
- associates	*5*	*3*	*8*
Payables to social security institutions	22	(6)	16
Other payables	438	14	452
Total	**1,840**	**(364)**	**1,476**

Trade and other payables amount to 1,476 million euro (1,840 million euro at December 31, 2006) and report a decrease of 364 million euro as a result of the reduction of amounts due to suppliers, 376 million euro, and of amounts due to Social Security Institutions, 6 million euro). The decrease was partly offset by the increase in trade payables to related parties (4 million euro) and other payables (14 million euro).
The total decrease is attributable for 233 million euro to the Delmi Group, for 123 million euro to the "old scope" of the AEM Group and for 8 million euro to the Ecodeco Group.

E2 – 2) Tax liabilities

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Tax liabilities	86	133	219

Taxes payables amount to 219 million euro (88 million euro at December 31, 2006) and show an increase of 133 million euro, mainly due to higher payables to the tax authorities of the "old scope" of AEM (89 million euro), of the Delmi Group (41 million euro) and of the Ecodeco Group (3 million euro). These taxes are all due within one year.

E2 – 3) Short-term financial liabilities

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Non-convertible bonds	741	12	753
Due to banks	1,221	(825)	396
Due to other providers of finance	116	(71)	45
Derivatives	42	(9)	33
Finance lease payables	16	0	16
Financial payables to related parties	25	(8)	17
Total	**2,161**	**(901)**	**1,260**

Short-term financial liabilities amount to 1,260 million euro (2,161 million euro at December 31, 2006) and show a decrease of 901 million euro mainly relating to the reduction in amounts due to banks (825 million euro) and amounts in due to other providers of finance (71 million euro). The increase in non-convertible bonds is essentially attributable to the Delmi Group for the reclassification to current liabilities of the coupons that are about to fall due, as well as for the fair value booked at the time of the Purchase Price Allocation. The decrease in amounts due to banks is mainly because of the new loan stipulated by Edipower S.p.A. after renegotiating it. This involved allocating the loan to non-current financial liabilities. The decrease in amounts due to other providers of finance is due to repayment of the loan to finance the put option for the residual 20% of Finel S.p.A. (Delmi Group), which was exercised by EDF International.
Financial payables to related parties decreased by 8 million mainly because of the fall in the balance on the current account which regulates the financial relationship between AEM S.p.A. and the Municipality of Milan.

The section "Other information" illustrates the nature and the content of short-term loans.

E2 – 4) OTHER LIABILITIES

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Other liabilities	11	3	14

At March 31, 2007 this caption amounts to 14 million euro (11 million euro at December 31, 2006) and refers essentially to services that have already been invoiced but pertaining to future periods.
This caption includes the future benefit on the portions assigned to production plant for emissions of polluting substances in compliance with the Kyoto Protocol.
The increase is essentially due to the "old scope" of the AEM Group.

F) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2006	changes of the period	Amount at 03/31/2007
Liabilities directly associated with non-current assets held for sale	69	(69)	-

At March 31, 2007 this caption shows a zero balance. At December 31, 2006 it amounted to 69 million euro and referred to liabilities held for sale as required by IFRS 5 and in particular to Serene S.p.A..

G) NET FINANCIAL DEBT

(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

(in millions of euro)	03/31/2007	12/31/2006	03/31/2006 Restated IFRIC 4
Bonds - non-current portion	1,129	1,141	2,008
Bank loans - non-current portion	2,254	1,665	2,501
Due to other providers of finance - non-current portion	258	256	292
Finance leases - non-current portion	49	53	43
Financial liabilities - non-current portion	3	3	5
Total medium/long-term debt	**3,693**	**3,118**	**4,849**
Financial assets - non-current portion	(41)	(40)	(31)
Medium/long-term loans	**(41)**	**(40)**	**(31)**
Total net non-current debt	***3,652***	***3,078***	***4,818***
Bonds - current portion	753	741	
Bank loans - current portion	396	1,221	1,056
Due to other providers of finance - current portion	45	116	48
Finance leases - current portion	16	16	11
Financial liabilities - parent entity	17	25	61
Financial liabilities - current portion	11	14	27
Financial payables to companies held for sale		32	
Total short-term debt	**1,238**	**2,165**	**1,203**
Current financial assets	(153)	(66)	(77)
Total short-term financial receivables	**(153)**	**(66)**	**(77)**
Cash and cash equivalents	(313)	(253)	(340)
Cash and cash equivalents included in assets held for sale		(9)	(1)
Total net current debt	***772***	***1,837***	***785***
Net debt	***4,424***	***4,915***	***5,603***

2. INCOME STATEMENT

Starting from the interim financial statements at June 30, 2006, the scope of consolidation also includes the line-by-line consolidation of the Ecodeco Group from April 12006, whereas for the period January 1, 2006 - March 31, 2006 it was consolidated at equity. In addition, from September 30, 2006 the scope of consolidation also includes Valdisotto Energia S.r.l., which has been entirely acquired by the AEM Group.

From the report for the first quarter 2007 the income statement includes the valuation at equity of ACSM S.p.A..

As a result, the income statement figures at March 31 2007 cannot be compared with the corresponding figures of the previous year.

The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis.

Please note that the "Delmi Group" refers to Delmi S.p.A., Transalpina di Energia S.r.l. and to the Edison Group.

Note that, following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A. and AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at March 31, 2006, has been reclassified to "Net result from non-current assets sold or held for sale".

1) REVENUES

Revenues at March 31, 2007 amount to 1,860 million euro (1,982 million euro at March 31, 2006). The breakdown of the more important revenue items is as follows.

REVENUES (millions of euro)	03/31/2007	03/31/2006
1.1 Revenues from sales:		
- Sale of electricity	1,134	1,180
- Distribution, transport and measurement of electricity	99	73
- Sale of heat	39	41
- Sale and distribution of gas to customers and other companies	436	538
- Sales of fuel	19	28
- Water sold to civil customers	4	5
- Hedging income on operating derivatives	1	-
Total revenues from sales	**1,732**	**1,865**
1.2 Revenues from services:		
- Services on behalf of customers and third parties	43	25
- Services rendered to the parent entity	6	5
Total revenues from services	**49**	**30**
1.3 Revenues from long-term contracts	**3**	**-**
1.4 Other operating income		
- Connection contributions	5	3
- Excess risk provisions	4	2
- Other revenues	55	40
- Hedging income on operating derivatives	18	53
- Hedging charges on operating derivatives	(6)	(11)
Total other revenues and income	**76**	**87**
TOTAL REVENUES	**1,860**	**1,982**

Revenues from sales amount to 1,732 million euro (1,865 million euro at March 31, 2006) and show a decrease of 133 million euro compared with March 31, 2006 mainly due to the decrease in revenues of the Delmi Group for 108 million euro, of the "old scope" of consolidation of AEM for 33 million euro, partly offset by the consolidation of the Ecodeco Group for 8 million euro. The decrease is essentially due to lower quantities of gas sold and distributed, above all because of the exceptional weather conditions during the period, as well as lower revenues resulting from the loss of the gas distribution concession in the Municipality of Cinisello Balsamo from February 2006.

Revenues from services on behalf of customers and third parties amount to 49 million euro (30 million euro at March 31, 2006) for an increase of 19 million euro mainly due to consolidation of the Ecodeco Group for 25 million euro and the increase in revenues for services of the "old scope" of the AEM Group for 1 million euro, partly offset by the decrease in revenues for services of the Delmi Group for 7 million euro.

Revenues from long-term contracts show a positive balance of 3 million euro (zero balance at March 31, 2006); they relate to line-by-line consolidation of the Ecodeco Group. This caption refers to contract work in progress for the construction of plants in Great Britain.

Other operating income amounts to 76 million euro (87 million euro at March 31, 2006), of which 56 million euro relates to consolidation of the Delmi Group and 1 million euro to the Ecodeco Group. This caption includes revenues per connection contributions, surplus risk provisions, other revenues which mainly refer to the sale of green certificates, out-of-period income for differences on provisions made in previous years. This item also includes hedging income and charges on operating derivatives of 12 million euro (42 million euro at March 31, 2006), of which 8 million euro is for consolidation of the Delmi Group which mainly relates to differential contracts on commodities, as well as differential contracts for the sale of electricity stipulated with the Sole Buyer, including their fair value at March 31, 2007.

2) OTHER OPERATING INCOME

OTHER OPERATING INCOME (millions of euro)	**03/31/2007**	**03/31/2006**
2.1) Other operating income	14	28
Total other operating income	**14**	**28**

Other operating income amounts to 14 million euro and refers to the consolidation of the other operating income of the Delmi Group, mainly concerning the recovery of costs for services provided to joint titleholders of hydrocarbons exploration projects and other revenues of an operating nature.

3) OPERATING COSTS

Operating costs at March 31, 2007 amount to 1,422 million euro (1,574 million euro at March 31, 2006). The main items in this caption are commented on below.

OPERATING COSTS (millions of euro)	03/31/2007	03/31/2006
3.1 Raw materials and consumables used		
- Purchases of power and fuel	901	1,142
- Change in inventories of fuels		40
- Demineralised industrial water	5	4
- Purchases of materials	30	21
- Change in inventories of materials	35	(3)
- Hedging income on operating derivatives	(1)	(1)
- Hedging charges on operating derivatives	3	2
Total raw materials and consumables used	**973**	**1,205**
3.2 Services		
- Electricity delivering and transmission charges	145	112
- Subcontracted work	36	40
- Services	41	31
- Services from associates	3	3
Total services used	**225**	**186**
3.3 Changes in inventories of finished goods and work in progress	90	**62**
3.4 Other operating costs		
- Use of third-party assets	10	8
- Use of assets of the parent entity	1	1
- Taxes and water fees	48	25
- Other charges	65	57
- Hedging income on operating derivatives	(3)	0
- Hedging charges on operating derivatives	13	30
Total other operating costs	**134**	**121**
TOTAL OPERATING COSTS	**1,422**	**1,574**

Purchases of raw materials and goods amount to 973 million euro (1,205 million euro at December 31, 2006) of which 387 million euro relating to the old scope of consolidation of AEM, 584 million euro to the Delmi Group and 2 million euro to consolidation of the Ecodeco Group. This item decreased by 232 million euro compared with March 31, 2006 of which 221 million euro relating to the Delmi Group. This decrease is essentially attributable to the lower quantities of gas purchased, in relation with the exceptionally warm weather for the period.

Services used amount to 225 million euro (186 million euro at March 31, 2006) with an increase of 39 million euro mainly due to consolidation of the Delmi Group for 24 million euro, to the higher costs of the old scope of consolidation of AEM for 1 million, and of the Ecodeco Group for 14 million euro.

Changes in inventories of finished products and contract work in progress at March 31, 2007 show a balance of 90 million euro (62 million euro at March 31, 2006) relating essentially to the change in inventories of finished products and work in progress of the Delmi Group.

At March 31, 2007 other operating costs amount to 134 million euro (121 million euro at March 31, 2006) and show an increase of 13 million euro of which 17 million euro related to the "old scope" of the AEM Group, 1 million di euro to the Ecodeco Group, partly offset by the decline in other costs of the Delmi Group for 5 million euro. This caption consists of costs for the use of third-party assets, taxes, water taxes and fees, other charges that mainly refer to the purchase di green certificates, out-of-period expenses and income. This item also includes hedging income and charges on operating derivatives of 10 million euro mainly for consolidation of the Delmi Group.
This caption, at March 31, 2006, saw the reclassification of 14 million euro of provisions for emission trading linked to the consolidation of the Delmi Group (TDE/Edison) and previously booked to "Other provisions".

4) LABOUR COSTS

At March 31, 2007 labour costs, net of capitalised expenses, come to a total of 66 million euro (60 million euro at March 31, 2006), of which 26 million euro relates to the Delmi Group and 4 million euro to the Ecodeco Group, as detailed below:

LABOUR COSTS (millions of euro)	03/31/2007	03/31/2006
Wages and salaries	44	41
Social security charges	15	13
Severance indemnities	3	3
Other costs	4	3
Total labour costs	**66**	**60**

The increase in this caption is attributable to the Delmi Group for 2 million euro and to the consolidation of the Ecodeco Group for 4 million euro.
"Other costs" include the provisions made for the Premungas Fund and employee benefits.

5) GROSS PROFIT FROM OPERATIONS

In consideration of the above, consolidated gross profit from operations at March 31, 2007 comes to 386 million euro (376 million euro at March 31, 2006).

6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

Depreciation and amortisation, provisions and writedowns at March 31, 2007 amount to 151 million euro (127 million euro at March 31, 2006) and are made up of:

AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS (millions of euro)	03/31/2007	03/31/2006
Amortisation of intangible assets	16	18
Depreciation of property, plant and equipment, of which:	123	94
- 1. ordinary depreciation	*110*	*81*
- 2. depreciation of transferable assets	*13*	*13*
Total amortisation and depreciation	139	112
Other writedowns of non-current assets	1	
Writedown of receivables included among current assets and liquid funds	6	5
Provisions for risks and charges	5	10
Total amortisation, depreciation, provisions and writedowns	**151**	**127**

This caption increased by 24 million euro due to the increase in depreciation and amortisation, especially for the Delmi Group, and to the consolidation of the Ecodeco Group.

Depreciation and amortisation show an increase of 27 million euro, of which 13 million euro relate to consolidation of the Delmi Group, 8 million euro to the Ecodeco Group, and 6 million euro for higher depreciation and amortisation on the part of the "old scope" of the AEM Group.

Other writedowns of fixed assets show an amount of 1 million di euro relating entirely to the Delmi Group.

Writedowns of receivables have increased by 1 million euro due entirely to the consolidation of the Delmi Group.

Provisions for risks of 5 million euro (10 million euro at March 31, 2006) and refers for 3 million euro to the Parent Company AEM S.p.A. and Group companies for disputes with social security institutions and local entities, provisions of Edipower S.p.A. against the risk associated with ordinary operations, The consolidated portion of provisions made by the Delmi Group amounts to 2 million euro.
This caption, compared with March 31, 2006, has gone down by 14 million euro because of reclassification of this amount to "Other operating costs", as explained previously.

7) PROFIT FROM OPERATIONS

The profit from operations amounts to 235 million euro (249 million euro at March 31, 2006).

12) FINANCIAL COSTS

Net financial costs amount to 58 million euro (38 million euro at March 31, 2006), of which 29 million euro from consolidation of the Delmi Group. Details of the more important items are given below.

FINANCIAL COSTS (millions of euro)	03/31/2007	03/31/2006
8) Gains/losses on revaluation of financial assets held for trading		
- Income from revaluations of financial assets	-	2
- Losses from revaluations of financial assets	2	-
Total gains/losses on revaluation of financial assets held for trading	**(2)**	**2**
9) Other gains (losses) from derivatives		
- Gains on financial derivatives	14	31
- Charges on financial derivatives	17	23
Total other gains/losses on derivatives	**(3)**	**8**
10) Financial charges		
- Other:	63	58
Interest on bond loans	*18*	*15*
Miscellaneous	*45*	*43*
Total financial charges	**63**	**58**
11) Income (losses) from financial assets		
11.1) Income from receivables/securities included in current assets	10	11
11.2) Exchange gains and losses		(1)
Total income (losses) from financial assets	**10**	**10**
TOTAL FINANCIAL COSTS	**(58)**	**(38)**

Gains/losses on revaluation of financial assets available for sale show a negative balance of 2 million euro (compared with a positive balance of 2 million euro at March 31, 2006) due to writedowns of investments of the Delmi Group.

Other gains/losses on derivatives show a negative balance of 3 million euro (positive for 8 million euro at March 31, 2006) and are made up of:

- gains on derivatives, for 14 million euro (31 million euro at March 31, 2006), which refer to the consolidation of the Delmi Group (13 million euro), to gains on financial derivatives of the Delmi Group, as well as to the positive effect of the fair value of the derivatives on the revolving lines of AEM S.p.A.;
- charges on derivatives, for 17 million euro (23 million euro at March 31, 2006), which refer to the consolidation of the Delmi Group (13 million euro) and to the negative effect of the fair value of the bond loan of AEM S.p.A. (4 million euro), as well as to the derivative on the interest rate risk of the bond loan of AEM S.p.A..

Financial charges total 63 million euro (58 million euro at March 31, 2006). The increase of 5 million euro is due for 2 million euro to the booking of interest on the parent company's tax rebate for the years from 1996 to 1999 (see the paragraph on "EC infringement procedure" in Other information), for 2 million euro to the "old scope" of the AEM Group, and for 1 million euro to consolidation of the Ecodeco Group.

Income from financial assets, at March 31, 2007, amounts to 10 million euro and is unchanged compared with the same period in 2006. This income is essentially interest on bank deposits and interest on other receivables.

13) GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY

(millions of euro)	**03/31/2007**	**03/31/2006**
Gains and losses on valuation of investments at equity	**-1**	**-1**

At March 31, 2007 this caption is negative for 1 million euro and relates to the valuation at equity of the investments in ACSM S.p.A., held by the parent company AEM, while last year, this caption concerned the consolidating the Delmi Group.

14) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

(millions of euro)	03/31/2007	03/31/2006
Gains (losses) on disposal of property, plant and equipment	1	-

At March 31, 2007 they show a positive balance of 1 million euro and refer to gains from disposals assets mainly relating to the consolidation of the Delmi Group, 2 million euro, partly offset by losses of companies making up the old AEM scope of consolidation, 1 million euro.

15) OTHER NON-OPERATING INCOME

This caption at March 31, 2007 amounts to 3 million euro (6 million euro at March 31 2006) deriving exclusively from consolidation of the Delmi Group and refers to the cancellation of guarantees given on the sale of investments and on settlement of certain disputes for which the risk provision made turned out to be higher than the amount of the settlement.

Note that this item refers to income not directly relating to the Group's industrial or financial operations.

16) OTHER NON-OPERATING COSTS

At March 31, 2007 this caption shows an amount of 5 million euro (20 million euro at March 31, 2006) to supplement provisions for risks and other charges that do not concern the ordinary operations of the Delmi Group, for 2 million euro, and to other non-operating costs of AEM S.p.A. for tax rebates for the years from 1996 to 1999, for 3 million euro (for further details, see the paragraph entitled "EC infringement procedure" in "Other information").

Note that this item refers to charges not directly relating to the Group's industrial or financial operations.

17) INCOME TAX EXPENSE

Income tax expense (millions of euro)	03/31/2007	03/31/2006
Current taxes	85	79
Deferred tax assets	(6)	(4)
Deferred tax liabilities	(2)	(4)
Total income tax expense	77	71

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period, namely IRES and IRAP for 85 million euro, of which 38 million euro for consolidation of the Delmi Group (12 million euro at March 31 2006) and 3 million euro for consolidation of the Ecodeco Group;
- deferred tax assets show an income of 6 million euro. These taxes have been calculated on temporary differences between the net profit shown in the financial statements and the taxable income of each Group company.
- deferred tax liabilities show income of 2 million euro.

The increase in income taxes of 6 million euro compared with the previous period is due to the consolidation of the Ecodeco Group for 3 million euro, to the higher tax burden of the Delmi Group, for prior year tax charges, partly offset by a reduction in the taxes of the "old scope" of the AEM Group.
It is also worth remembering that in the first quarter of 2006 the Delmi Group benefited from the "tax shield" for carry-forward tax losses.

18) NET RESULT OF NON-CURRENT ASSETS HELD FOR SALE

At March 31, 2007 this caption shows a zero balance as the sales of the investments have been completed. At March 31, 2006 it showed a negative balance amounting to 1 million euro.
See the section entitled "Other information" for further details.

19) GROUP NET PROFIT FOR THE PERIOD

The Group net profit, net of tax and minority interests, amounts to 66 million euro (108 million euro at March 31, 2006). The share of the result pertaining to minority interests is -32 million euro (-16 million euro at March 31, 2006), of which 28 million euro relates to consolidation of the Delmi Group and 4 million euro to consolidation of the Ecodeco Group.

EARNINGS PER SHARE

March 31, 2006 *(in millions of euro)*		March 31, 2007 *(in millions of euro)*
107	(a) Net profit attributable to the ordinary shareholders(1)	66
-1	Net profit/loss attributable to the ordinary shareholders from assets held for sale (discontinued operations) or sold	66
108	(b) Net profit attributable to the ordinary shareholders from operating activities	66
107	(c) Net profit attributable to the ordinary shareholders for the calculation of diluted EPS (1)	66
108	(d) Net profit attributable to the ordinary shareholders from operating activities for the calculation of diluted EPS	66
	Weighted average number of shares in circulation for the calculation of earnings (loss) per share	
1,785,205,550	- basic (f)	1,783,887,550
1,785,205,550	- diluted (g)	1,783,887,550

(in euro)		
	Earnings per share (in euro)	
0.0601	- basic (a/f)	0.0370
0.0607	- basic (b/f) from operating activities	0.0370
0.0597	- diluted (c/g)	0.0367
0.0603	- diluted (d/g) from operating activities	0.0367

(1) net of 3% of the par value, for the higher dividend paid to the savings shareholders of Edison S.p.A. compared with the ordinary shareholders.

20) NOTES ON RELATED PARTY TRANSACTIONS

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At March 31, 2007 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.228% (760,126,204 shares), of which 42.225% directly (760,078,804 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A..
So at March 31, 2007 AEM S.p.A. held 16,159,850 treasury shares, equal to 0.898% of the share capital which consists of 1,800,047,400 shares; the remaining 56.874% constitutes the market float.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan and AEM S.p.A relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, which are governed by special agreements and specific contracts.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.
As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that AEM holds: 49% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Dealings with subsidiary and associated companies

Within the Group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.
In 2007, AEM S.p.A. and its subsidiaries again adopted the Group VAT procedure, with the exception of Valdisotto Energia S.r.l..
For corporate income tax (IRES) purposes, AEM S.p.A. files for tax on a consolidated basis, as per articles 117 - 129 of Decree 917/86, together with its subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., and Delmi S.p.A. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries, including Delmi S.p.A. and Valdisotto Energia S.r.l., and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space,

operating areas and related services available at market conditions to Plurigas S.p.A. (a subsidiary) and e-Utile S.p.A. (an associated company).
AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with CONSOB resolution 15519 of July 27, 2006:

		of which with related parties				
BALANCE SHEET	**TOTAL**	**Subsidiary**	**Associated**	**Parent**	**Total**	**%**
(in millions of euro)		**companies**	**companies**	**company**	**Related**	**of the balance**
	03/31/2007			**(1)**	**parties**	**sheet caption**
ASSETS:	**2,370**	-	**143**	**39**	**182**	**7.7%**
A) NON-CURRENT ASSETS	*625*	-	*61*	-	*61*	*9.8%*
A4) INVESTMENTS	60		60		60	100.0%
A5) OTHER NON-CURRENT FINANCIAL ASSETS	565		1		1	0.2%
B) CURRENT ASSETS	*1,745*	-	*82*	*39*	*121*	*6.9%*
B5) TRADE RECEIVABLES	1,745		82	39	121	6.9%
LIABILITIES:	**2,736**	-	**8**	**23**	**31**	**1.1%**
E2) CURRENT LIABILITIES	*2,736*	-	*8*	*23*	*31*	*1.1%*
E2-1) TRADE PAYABLES	1,476		8	6	14	0.9%
E2-3) SHORT-TERM LOANS	1,260			17	17	1.3%

(1) Dealings with the Municipality of Milan

		of which with related parties				
INCOME STATEMENT	TOTAL	Subsidiary companies	Associated companies	Parent company (1)	Total Related parties	% of the income statement caption
(thousands of euro)	31.03.2007					
1) REVENUES	125	-	-	6	6	4.8%
1.2) Revenues for services	49	-	-	6	6	12.2%
3) OPERATING COSTS	359	-	3	1	4	1.0%
3.2) Services	225		3		3	1.3%
3.4) Other operating costs	134			1	1	0.4%
13) Portion of gains and losses on valuation of investments at equity	(1)		(1)		(1)	100.0%

(1) Dealings with the Municipality of Milan

21) CONSOB COMMUNICATION No. DEM/6064293 OF JULY 28, 2006

No significant non-recurring events or transactions took place during the period, except for the amounts booked to "Financial charges" and "Other non-operating costs" for the tax and interest relating to 1996 to 1999 as explained in "Other information" in the paragraph entitled "EC infringement procedure".

Guarantees and commitments with third parties

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 269 million euro (265 million euro at December 31, 2006).

Guarantees and commitments with third parties

These amount to 133 million euro (289 million euro at December 31, 2006) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

It is worth mentioning that on January 29, 2007 Edipower stipulated a new financing contract with a group of banks, replacing the previous one which was cancelled ahead of schedule. Under the new contract, Edison is no longer obliged to comply with financial covenants, neither for rating purposes, nor for any other reason; and there are no longer the guarantees regarding the payment of contributions in favour of the associate Edipower. The latter's entire line of credit, which has a duration of 5 years (for a total of 2,000 million euro) is subject to compliance with certain covenants.

Note that the Edipower shares owned by AEM S.p.A. and Edison S.p.A. (book value 724 million euro) have been given in pledge to a pool of banks for the loans granted by them.

Note that the Burano S.p.A. shares and the bond loan issued by Metroweb S.p.A. and held by AEM S.p.A. have been pledged with banks financing Metroweb S.p.A..

On February 23, 2007, the transfer of AEM's 41.109 % stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

Following the sale of the investment in Mestni Plinovodi d.o.o., ACSM S.p.A. will take over AEM S.p.A.'s commitment versus Simest.

Guarantees and commitments with third parties of the Delmi Group

Personal guarantees given

The value of the personal guarantees shown, namely 909 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- for 184 million euro, the guarantees given by Edison S.p.A. to clients of Tecnimont S.p.A. for supply contracts stipulated with them;
- 378 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;
- 9 million euro of guarantees issued by Edison S.p.A. in favour of banks for project financing, loans and credit lines granted to Group companies;
- a 22 million euro commitment to indemnify and to take over as soon as possible from the selling company, EDF International SA, in the guarantees issued on behalf of EDF Energia Italia, now absorbed by Edison Energia;
- 17 million euro of guarantees issued to third parties by EDF Energia Italia, now absorbed by Edison Energia.

Secured guarantees given

The other real guarantees given for liabilities shown in the balance sheet for 557 million euro refer essentially to mortgages and liens on thermoelectric plants as security for the loans granted, of which 280 million euro relates to mortgages on debt waiting to be cancelled.

The Group has stipulated long-term contracts with third-party entities for the purchase of natural gas.

Guarantees and commitments with third parties of the Ecodeco Group

- **Guarantees given in favour of third parties and commitments.**

At March 31, 2007 guarantees amount to 107 million euro (unchanged versus December 31, 2006) and refer to guarantees given to third parties for industrial operations and as collateral for VAT rebates.
These guarantees are principally to ensure payment of any "post mortem" costs and the environmental recovery of land where associates have landfill dumps.

Commitments at March 31, 2007 amount to 1 million euro (unchanged versus December 31 2006).

- **Secured guarantees in favour of third parties**

At March 31, 2007 they amount to 63 million euro (92 million euro at December 31, 2006) and refer principally to mortgages on land and buildings and to pledges on quotas of subsidiaries (Srl) given in favour of certain financial institutions as collateral for the loans received from them.

Other information

Effect of the application of IFRIC 4
Note that for the Delmi Group only, the comparative situation at March 31, 2006 was recalculated to take account of the effects of applying the interpretation contained in IFRIC 4 "Determining Whether an Arrangement Contains a Lease" (this interpretation was not applied in first quarter 2006 as at the time the impact on the Group as a whole was still being assessed), following completion of the Purchase Price Allocation at September 30, 2006.
As regards completion of the Purchase Price Allocation, the quarterly report at March 31, 2006 has been revised to include the adjustment to the opening balances of property, plant and equipment (relating in particular to the fair value initially given to the investment in Edison Rete) and for the subsequent adjustment of goodwill with an incremental effect on total shareholders' equity for 14 million euro and a negative net economic impact of 0.5 million euro.
The principal changes that arose as a result of applying IFRIC 4 at March 31, 2006 were:
- in the balance sheet, a reversal of property, plant and equipment and a simultaneous booking of non-current financial receivables, which had an incremental effect on total shareholders' equity of 1.5 million euro;
- in the income statement, a reduction in sales revenues, fewer services used, lower depreciation and amortisation and the recognition of financial income, with a positive net effect on the overall result of 0.6 million euro.

Information on non-current assets held for sale and discontinued operations (IFRS 5)

Following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at March 31, 2006, has been reclassified to "Net result from non-current assets sold or held for sale".
IFRS 5, on the other hand, does not require comparison of the balance sheet figures.

We report below information on the sales occurred during the period under review.

Serene S.p.A. (100% of amounts)
On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.
The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

Mestni Plinovodi d.o.o.
The transfer of AEM's 41.109% investment in Mestni Plinovodi d.o.o. was completed on February 23, 2007.
This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and AEM and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

The following are the figures at March 31, 2006 for the companies being sold which have been reclassified to "Net result of non-current assets sold or held for sale".

FIGURES AT MARCH 31, 2006

Net result of non-current assets due to be sold						**(50% of the figures)**	**(50% of the figures)**	
(in millions of euro)	**Metroweb S.p.A.**	**erenissima Gas S.p.A.**	**erenissima nergia S.r.l.**	**AEM Trasmissione S.p.A.**	**Mestni Plinovodi d.o.o.**	**Edison Rete S.p.A.**	**Serene S.p.A.**	**Total**
Revenues from sales	10.1	2.0	12.4	3.4		4.5	15.5	47.9
Gross profit from operations	**7.8**	**1.4**	**0.8**	**2.6**		**3.5**	**3.6**	**19.7**
Amortisation, depreciation and provisions	(2.4)	(0.2)	0.0	(1.0)		- 2.0	- 3.2	(8.7)
Profit from operations	**5.4**	**1.2**	**0.8**	**1.6**	**0.0**	**1.5**	**0.5**	**11.0**
Financial charges, net	(1.8)	-	-	-	(6.1)	(0.2)	(0.2)	(8.2)
Gains from disposal of property, plant and equipment		-	-	-				0.0
Income before taxes	**3.6**	**1.2**	**0.8**	**1.6**	**(6.1)**	**1.4**	**0.3**	**2.8**
Income taxes	(1.6)	(0.5)	(0.3)	(0.6)		(0.8)	(0.2)	(4.0)
Net result	**2.0**	**0.7**	**0.5**	**1.0**	**(6.1)**	**0.6**	**0.2**	**(1.2)**

Treasury shares

Note that, at March 31, 2007, AEM S.p.A. holds no. 16,159,850 treasury shares equal to 0.898% of the share capital consisting of no. 1,800,047,400 shares, unchanged versus December 31, 2006.
The shareholders' meeting on October 27, 2006 authorised the purchase and sale of treasury shares up to a maximum of 180,004,740 shares, including those already held, and for a period of not more than 18 months from the date of the resolution.

Please note that, at March 31, 2007 the Delmi Group did not hold treasury shares.

Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions.
The Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk on the bilateral contracts of AEM Trading S.r.l.), whereas the Group Finance and Administration Department manages liquidity risk, credit risk for all other customers, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function.

1) Risk factors in the energy market: commodity price risk, exchange rate risk and credit risk

The economic and financial results of the AEM Group's core business operations are exposed to a series of risks:

- price risk is related to changes in the market value of a commodity. It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings;
- volume risk is linked to a reduction in the economic margin associated with a purchase and sale transaction due to a change in the quantity or quality of the underlying volumes;
- counterparty risk is the risk that AEM's customers may not honour their obligations at the due date.

In January 2004, the AEM Group developed its own "Energy Risk Policy", after formal approval by the Board of Directors of AEM S.p.A. Responsibility for the control and management of risk limits, which are decided annually by the Board of Directors, has been delegated to the Energy Risk Commission (ERC), chaired by the Managing Director of the AEM Group. It uses the services of a unit entitled Energy Risk Management, which was set up in AEM S.p.A. reporting directly to the Group CFO. The objective of the Energy Risk Management unit is control over risk profiles and the adoption of measures to keep them within the limits permitted by the Energy Risk Policy.

Within the ambit of the risk management strategy approved by the ERC, the Group CFO can impose any action that may be needed to maintain the AEM Group's risk profile within its official limits. The priority objective of energy risk management is to protect the Group's gross margin, which is subject to risk because of market price fluctuations. The use of commodity derivatives is only permitted to limit the AEM's Group's exposure to adverse price trends on raw material markets, as laid down by the ERP.
The AEM Group takes steps to optimise its energy portfolio (purchases and sales of gas and production/purchase and sale of electricity, hedging of price risk, etc) based on the desired risk/return profile.
The hedging of price risk by means of derivatives focused on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (Sales/Purchases) deriving from various indexing mechanisms for the price of gas.

Commodity and currency hedging contracts were also taken out with the main national and international operators in the sector so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies) of gas and electricity and to protect 100% of the margin coming from other sales, with the objective of bringing the limits back within the amounts laid down in the ERP. Valuing these hedges of the AEM Group at fair value at March 31, 2007 was negative for 0.7 million euro, whereas the overall result realised in the period was a gain of 1.4 million euro. The fair value of the hedging contracts which do not meet the requirements of IAS 39 is positive for 2.9 million euro. The notional amount of the hedging contracts outstanding at March 31, 2007 for commodities and for hedging the risk on the euro/dollar exchange rate was 280 million euro.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates.
Interest rate risk is the possibility of incurring losses because of an unfavourable change in interest rates.
Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.
In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated medium term revolving committed lines of credit with banks for a total of 2,510 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Group Finance and Administration Department to identify and propose suitable strategies to limit these types of risk.

At March 31, 2007, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt was as follows:

- 22% consisted of floating-rate loans,
- 78% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro with an annual fixed coupon of 4.875%:
- a loan from the Cassa Depositi e Prestiti, residual debt at March 31, 2007 of 275 million, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

Derivatives

On interest rates

With reference to the Euro 500 million bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier. At March 31, 2007, the valuation at fair value of the derivative is positive for 8 million euro.

The fair value of the bond loan, applying the "fair value option", at March 31, 2007, came to 508 million euro.

With reference to the loan granted by the Cassa Depositi e Prestiti to AEM Elettricità S.p.A., with due date June 2013, AEM S.p.A has adopted suitable financial strategies to set the floating rate within a collar with a barrier option. At March 31, 2007, the valuation at fair value of the derivative is positive for 0.2 million euro.

With reference to the revolving committed lines of credit falling due in 2012, AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar. At March 31, 2007, the valuation at fair value of the derivative is positive for 17 million euro.

Commodity derivatives

All contracts are designed to protect the AEM Group from the risk of fluctuations in the market prices of certain raw materials.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39. The heading Electricity in the tables that follow includes the contracts that hedge the cost of generation and sale of electricity stipulated with banking counterparties, which have a notional expressed in MWh, differential contracts adjudicated on November 30, 2006 at an auction called by Acquirente Unico S.p.A.. This calculation excludes differential contracts with Gestore dei Servizi Elettrici (GSE) assigned on the basis of the Ministerial Decree of December 14, 2006 (Cip6 contracts) and the contracts hedging the risk of volatility in the price paid to use transport capacity (CCC) for 2007, assigned by Terna.

The contracts not considered hedges for the purposes of IAS 39 include the one-way differential contracts adjudicated at an auction called by Acquirente Unico in December 2004 and subsequently renewed; as far as the AEM Group is concerned, these are hedging contracts, even if they cannot be treated as such for hedge accounting purposes under IFRS.

The use of financial derivatives is regulated by the AEM Group's Energy Risk Policy and is designed to limit the risk of the AEM Group being exposed to fluctuations in the market prices of the raw materials that it needs, based on a cash flow management strategy involving cash flow hedges).

Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Risk management at the Delmi Group/Transalpina di Energia Group/Edison Group

The Delmi Group is made up of Delmi S.p.A., Transalpina di Energia S.r.l. and the Edison Group.

Delmi is exposed to equity risk because of the equity swaps on 16,616,858 ordinary shares of Edison S.p.A..
Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.671 euro per share up to a maximum of 16,616,858 Edison S.p.A. ordinary shares with maturity November 24, 2008.
Delmi S.p.A. will receive amounts from the counterparty equal to the dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.
Note that at March 31, 2007, the valuation of the equity swap and flexible forward transactions was negative for 3.3 million euro.
As regards the equity derivatives stipulated by Delmi S.p.A. explained above, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds..

Transalpina di Energia S.r.l. is exposed to interest rate risk of which 81% has been hedged by means of interest rate swaps.

The Edison Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk. The Group uses derivatives to minimise such risks as part of its risk management activities. The risk management model coincides with that of the subsidiary Edison S.p.A.

In line with the rules of the Code of Conduct for Listed Companies, from 2006 Edison began to implement an integrated risk control model based on the international standards of Enterprise Risk Management, with the definition of a global corporate risk model using risk mapping and risk scoring methodologies.
The risk model adopted provides for a classification according to two fundamental criteria:

- the origin of the inherent risk, on the basis of which risks are split between risks linked to the external environment, process risks and strategic and policy risks, in accordance with the guidelines of the COSO Framework;
- the main quantification methodology, on the basis of which risks are split between market risk, credit risk, operating risk and other risks, essentially strategic and reputational risks, in accordance with the Basel II guidelines.

Market Risk
Market risk includes all of those risks that are linked directly or indirectly to fluctuations in prices on the physical and financial markets where the company operates, in particular:

- commodity risk, associated with the price volatility of energy commodities and environmental securities;
- exchange rate risk;
- interest rate risk;
- liquidity risk, deriving from the potential lack of financial resources to meet short-term commitments.

As far as energy commodity price risk and the related exchange rate risk are concerned, with a few minor exceptions involving Edipower, Edison has set up a process that is based on a logic of segregation and separation of the risk control and management function, which is centralised in Edison S.p.A. reporting directly to the Chief Financial Officer , from operating on financial markets, which is centralised in Edison Trading S.p.A. as far as commodity markets are concerned and in the Finance Department as far as exchange rates are concerned.

In particular, the Energy Risk Policies introduced precisely to manage commodity price risk and the associated exchange rate, provide for constant control over the Group's net exposure, calculated on the entire portfolio of the Group's assets and contracts, as the sum of the transactions carried out by all members of the Group, as well as the overall level of economic risk taken on (Profit at Risk) compared with a maximum limit approved by the Board of Directors at the same time as the annual Budget.
Every month, the Risk Management Committee – chaired by top management - reviews the Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of derivatives.

Commodity and exchange rate risk associated with trading in commodities
The Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities (above all fuels denominated in US dollars). These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.
As regards price risk management, the Group's policy is to minimise the need for recourse to financial markets for hedging purposes by exploiting vertical and horizontal integration of the various lines of business.
To this end, the Group above all plans all physical balancing of volumes for its sales of physical energy commodities on the markets for the various deadlines by means of its own production assets and its portfolio of outstanding contracts, both medium/long term and spot.
The Group then pursues a policy of homogenisation between the physical sources and uses, so that the formulas and indexing to which energy commodity sales are linked reflect as far as possible the formulas and indexing of the Group's costs, i.e. its purchases of energy commodities on the markets and the procurement for its own production assets.
To manage the residual risk, the Group can use structured hedges on financial markets based on a cash flow hedging strategy. Hedging transactions can be used to block the margin on an individual transaction or on a limited set of identical transactions (called "operational hedging"), or it can be used to protect a maximum level of exposure to price risk calculated centrally on the total net portfolio of the Group, of an entire legal entity of the Group or, in any case, of a set of physical and contractual assets that are relevant for the company as a whole (so-called "strategic hedging").
Operations in hedging derivatives are carried out in compliance with AEM's risk management policy and procedures with the support of a specific deal capture system. Edison only stipulates hedging derivative contracts within specific and limited stop losses.

Exchange rate risk not associated with commodity risk
Except as explained above in connection with commodity risk, the Group is not particularly exposed to exchange rate risk. It is prevalently concentrated in the translation of the financial statements of certain foreign subsidiaries, as the operating companies generally have a substantial convergence between the currencies in which their revenues are billed and the currencies in which their costs are billed.

Interest rate risk
Edison is exposed to interest rate fluctuations to the extent that they affect the market value of financial assets and financial and the level of net financial charges. Group strategy is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.
The exposure to interest rate risk at March 31, 2007 can be put at around 30% of the Edison Group's total exposure, mainly attributable to the reduction in average indebtedness, even though there are hedging structures in place that currently involve the application of a floating rate.

Liquidity risk
Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial commitments as they fall due.
Edison's policy for managing liquidity risk is very prudent, in the sense that the Company adopts a suitable strategy to avoid cash outlays becoming a critical issue for the Group, especially if they are unforeseen. The minimum objective is to provide the Company with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months.
The Group's financial requirement is therefore ensured by long-term funding raised mostly through the bond market.

Credit risk
Credit risk represents Edison's exposure to potential risks deriving from non-compliance with the commitments taken on by the counterparty.
This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.
For Edison, exposure to credit risk is principally linked to its growing commercial activity, selling electricity and natural gas on the free market.
In order to keep this risk under control, the Edison Group has established a dedicated structure, laid down Credit Management Guidelines and implemented procedures and methods of evaluating customers (which also involves the use of suitable scoring matrices), monitoring expected flows and any steps needed to recover the debt.
Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses those that have a particularly secure profile and a high international standing.

Operating risk
Operating risk represents the risk of losses or damage to the company or to third parties deriving from inadequacy or malfunctioning on the part of procedures, human resources or systems, including legal risk, or from external events.
In this sense, Edison's activities include, among other things, the construction and management of plants for the production of electricity and hydrocarbons. These plants are technologically complex and interconnected throughout the entire value chain. The risk of losses or damage can arise from the unexpected lack of availability of one or more machines that are critical to the production processes, following material damage to the machines or to specific components, which cannot be completely covered or transferred by insurance policies. Prevention and control measures to limit the frequency of such events, or to reduce their impact, envisage high security standards and frequent plans for review, contingency planning and maintenance. Where appropriate, adequate policies of risk management and ad hoc insurance cover in an industrial setting minimise the possible consequences of such damage.

One potential source of significant risk is the constant evolution in the legislative and regulatory context, which essentially affects tariffs, service quality and technical and operating procedures. In this connection, Edison continuously monitors the situation to ensure that it is aware of any changes as soon as they arise and to minimise their economic impact.

In the field of operating risk, it is worth mentioning the IT systems that support operations, particularly as regards the technical, commercial and administrative aspects. In order to limit the risk of an interruption caused by a system fault, Edison has equipped itself with a hardware and software architecture with a highly reliable configuration for those applications that support critical activities. Moreover, as part of the service provided by the outsourcer, the disaster recovery plan (tested in 2006) guarantees rapid recovery times.

Analysis of forward transactions and derivatives

The Group's use of financial derivatives is designed to protect its physical and contractual assets from fluctuations in the prices of the risk factors to which the Group is exposed, particularly energy commodities (gas, oil and oil derivatives, coal and electricity), the euro dollar exchange rate and the interest rate, based on a strategy of cash flow hedges.

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

- Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the only ones that currently exist in the financial statements, the accrued result is included in gross profit from operations when realised, whereas the prospective value is shown in equity.
- Transactions not considered hedges for the purposes of IAS 39 can be split between:
  - Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations;
  - Trading transactions: for all other transactions, the accrued result and the prospective value are booked to financial income and charges below the gross profit from operations.

The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Risk management at the Ecodeco Group

The Ecodeco Group operates in Italy, Great Britain and Spain in the field of waste treatment and disposal and in the production of electricity from waste incineration and biogas.

AEM S.p.A. holds 30% of the share capital and voting rights with a call option to buy the other 70%.

The group consists of 15 companies that are consolidated line-by-line and 4 that are consolidated proportionally.

The Ecodeco Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk, as explained in greater detail in the following paragraphs. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.

All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Ecodeco Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management activities are handled centrally, with some insignificant exceptions.

The main group companies that are active in financial risk management are: Ecodeco S.r.l. (Parent company), Ecolombardia 4 S.p.A. (controlled 68.5% by Ecodeco S.r.l.), Fertilvita S.r.l. (controlled 95.84% Ecodeco S.r.l.), Ecoenergia S.r.l. (indirectly controlled 100% through by Ecodeco S.r.l.), Cavaglià S.p.A. (indirectly controlled 99.8% through Ecodeco S.r.l.), A.S.R.A.B. S.p.A. (indirectly controlled 69% by Ecodeco S.r.l.), System Ecodeco UK Ltd (controlled 100% by Ecodeco S.r.l.) and Bellisolina S.r.l. (indirectly controlled 50% by Ecodeco S.r.l.), CMT Ambiente S.r.l. (indirectly controlled 51% by Ecodeco S.r.l 51%).

Financial management of the Ecodeco Group is carried in coordination with AEM S.p.A.'s Finance and Administration Department to take advantage of the better terms and conditions that the AEM Group can obtain from banks and other financial institutions.
Hence, all decisions relating to the stipulation of medium/long term loans or financial risk hedging transactions by any member of the Ecodeco Group are taken jointly by Ecodeco and AEM management.
Ever since the Ecodeco Group was acquired, steps have been taken to rationalise its long-term debt, cancelling the more onerous loans (onerous in economic terms and in terms of guarantees), bringing the main clauses into line with AEM Group standards wherever possible.
Loans that could not be renegotiated have been kept at their original conditions.

Interest rate risk
The Ecodeco Group's strategy is to reduce the impact of interest rate changes on the income statement.
The interest rate hedging policy adopted by the Ecodeco Group is to minimise any risks connected to interest rate fluctuations by transforming floating rates (entirely or partly) into fixed rates.
The exposure to interest rate risk at March 31, 2007 can be put at around 13% of the Ecodeco Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.
The larger medium/long-term positions, which mostly relate to project financing and leasing, have been hedged.

Exchange rate risk
The group is not particularly exposed to exchange rate risk, being almost entirely in the conversion of the financial statements of a foreign subsidiary, System Ecodeco UK LTD, which operates in Great Britain. The parent company Ecodeco S.r.l., which operates internationally, has a substantial convergence between its billing currencies and its purchasing currencies.

Price risk
The group is not exposed to significant price risks related to energy markets, but it remains exposed to the natural risks of price changes by market competitors.

Credit risk
This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.
This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.
For the Ecodeco Group, exposure to credit risk is principally linked to its commercial activity, namely waste disposal services, electricity production and plant construction. Customers consist of private companies, with which the group has long-standing relationships, and public entities such as municipalities, local authority utilities, consortiums, etc. Private customers have also been chosen carefully and this has allowed the Ecodeco Group to keep its credit risks low.
Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses banks that have a particularly secure profile and a high international standing.

Liquidity risk

The group has a prudent liquidity risk management policy If available liquid funds are insufficient, the minimum objective is to provide the group at any one time with the credit facilities needed to repay the debt falling due in the next twelve months.

The group's financial requirement is ensured by long-term funding, which is obtained exclusively through bank loans.

Derivatives

Financial derivatives (exclusively interest rate derivatives) are used to hedge fluctuations in the floating rates applied to the loans obtained from the Ecodeco Group.

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting.

Details of the contracts used to hedge interest rate risk are shown below:

On the 25 million euro floating-rate loan granted in 2002 by a pool of banks to Ecodeco S.r.l., an Interest Rate Swap (IRS) contract has been stipulated to transform the floating rate into a fixed rate of 3.73%.

On the floating rate loan granted in 2002 to Ecoenergia S.r.l., originally for 21 million euro, there is an IRS contract hedging the interest rate as it is designed to transform the floating rate into a fixed rate of 3.32%.

CMT Ambiente S.r.l. has an IRS derivative contract designed to transform the floating rate into a fixed rate of 3%.

Ecolombardia 4 S.p.A. has an IRS designed to hedge the interest rate risk on a leasing contract for a nominal amount of 27 million euro. The derivative transforms the floating rate into a fixed rate of 3.675%.

The fair value of these instruments at March 31, 2007 comes to a net of less than 1 million euro: all of these transactions have the requisites for being considered cash flow hedges.

Analysis of forward transactions and derivatives

Instruments outstanding at March 31, 2007

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

(millions of euro)	Notional value		Notional value		Notional value
	maturity within 1 year		maturity in 2 to 5 years		maturity beyond 5 years
	to be received	to be paid	to be received	to be paid	
Interest rate risk management					
- cash flow hedges as per IAS 39	-	417	-	126	507
- not considered hedges as per IAS 39	-	693	-	1,637	1,226
Total derivatives on interest rates	-	1,110	-	1,763	1,733
Exchange rate risk management					
- considered hedges as per IAS 39					
On commercial transactions	529	167	-	-	-
On financial transactions	-	6	-	-	-
- not considered hedges as per IAS 39					
On commercial transactions	18	-	-	-	-
On financial transactions	-	-	-	-	-
Total exchange rate derivatives	547	173	-	-	-
Equity risk management					
- considered hedges as per IAS 39	-	-	-	-	-
- not considered hedges as per IAS 39	-	-	-	28	-
Total equity derivatives	-	-	-	28	-

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

	Unit of measurement of the notional value	Notional value with maturity within one year	Notional value with maturity within two years	Notional value with maturity beyond two years
Energy product price risk management				
A. cash flow hedges as per IAS 39, including:				
- Electricity	ThW	10	-	-
- Oil	bbl	2,361,125	-	-
- Other commodities	million tonnes	0	-	-
- Exchange rate	million dollars	92	-	-
B. fair value hedges as per IAS 39				
C. not considered hedges as per IAS 39, including:				
C.1 margin hedges				
- Electricity	ThW	1	-	-
- Liquid gas, oil	bbl	75,000	-	0
- Coal	million tonnes	-	-	-
- Other commodities	million tonnes	0	-	-
- CO2	million tonnes	1	1	1
C.2 trading transactions				
- Electricity	ThW	-	-	-
- Liquid gas, oil	bbl	-	-	-
- Other commodities	million tonnes	-	-	-
- Exchange rate (forward points)	million dollars	92	-	-

Balance sheet and income statement effects of activity in derivatives at March 31, 2007

The following is an analysis of the effects on the balance sheet and income statement of derivatives management.

Balance sheet figures

(in millions of euro)

ASSETS	
B) CURRENT ASSETS	**81**
B1) Inventories	1
B3) Current derivatives	80
TOTAL ASSETS	**81**
E) LIABILITIES	
E1) NON-CURRENT LIABILITIES	**3**
E1- 1) Medium/long-term financial liabilities	3
- Derivatives	3
E2) CURRENT LIABILITIES	**33**
E2- 3) Short-term financial liabilities	33
- Derivatives	33
TOTAL LIABILITIES AND EQUITY	**36**

Income statement figures

(in millions of euro)	Realised in the period (A)	Fair value on contracts outstanding at 12.31.06 (B)	Fair value on contracts outstanding at 03.31.07 (C)	Change in fair value during the period (D = C-B)	Amounts booked to the income statement (A+D)
1) REVENUES AND OTHER OPERATING INCOME					
Energy product price risk management and commodity exchange risk management					
- considered hedges as per IAS 39	1		(1)	(1)	
- not considered hedges as per IAS 39	9	1	5	4	13
Total (1)	**10**	**1**	**4**	**3**	**13**
3) OPERATING COSTS					
Energy product price risk management					
- considered hedges as per IAS 39					
- not considered hedges as per IAS 39	(12)	(1)	(1)		(12)
Total (3)	**(12)**	**(1)**	**(1)**		**(12)**
TOTAL BOOKED TO GROSS PROFIT FROM OPERATIONS	**(2)**	**0**	**3**	**3**	**1**
9) OTHER GAINS (LOSSES) FROM DERIVATIVES					
Interest rate and equity risk management, including:					
A.Financial income					
- considered hedges as per IAS 39	3		1	1	4
- not considered hedges as per IAS 39	3	9	16	7	10
Total financial income (A)	**6**	**9**	**17**	**8**	**14**
B. Financial charges					
- considered hedges as per IAS 39	(2)		(1)	(1)	(3)
- not considered hedges as per IAS 39	(5)	(503) (*)	(512) (*)	(9)	(14)
Total financial charges (B)	**(7)**	**(503)**	**(513)**	**(10)**	**(17)**
Margin on interest rate and equity management (A+B)	**(1)**	**(494)**	**(496)**	**(2)**	**(3)**
TOTAL BOOKED TO FINANCIAL COSTS	**(1)**	**(494)**	**(496)**	**(2)**	**(3)**

(*) This includes the fair value of the bond loan of AEM S.p.A.

Bank borrowings and amounts due to other providers of finance

The following are all the figures relating to bank borrowings and amounts due to other providers of finance:

	Book balance	Portions maturing	Portions maturing	03/31/2009	03/31/2010	03/31/2011	03/30/2012	beyond
(amounts in millions of euro)	03/31/2007	within 12 months	beyond 12 months					
Bonds	1,882	753	1,129	-	-	367	255	507
Non-banking loans	385	78	307	74	51	47	61	74
Bank loans	2,650	396	2,254	77	192	111	743	1,131
TOTAL	4,917	1,227	3,690	151	243	525	1,059	1,712

Covenants

AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018.

The Company's non-subordinated, unsecured long-term debt has a credit rating clause which requires it to maintain a "BBB" rating for the entire duration of the 100 thousand euro loan and an investment grade rating for the entire duration of the 85 thousand euro loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

Revolving committed lines of credit

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,510 million euro.

These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

Note that there are negative pledges that are commented on under "Commitments and potential risks".

Delmi Group debt

In this regard, any deterioration or the elimination of Edison's rating does not trigger off any automatic requirement to repay the loan. This applies both to bond loans and to bank borrowings. As for financial covenants, which are obligations to comply with certain minimum or maximum financial ratios, there are none attached to any of the Group's bond loans, nor for the portion of the bank debt pertaining to Edison. On the other hand, some of its subsidiaries still have covenants on bank lines of credit used for project financing. The amount of debt involved amounts to around 51 million euro.

Note that there are negative pledges that are commented on under "Commitments and potential risks".

Edipower debt

On January 29, 2007 a new loan contract was signed by Edipower and the banks for 2,000 million euro subject to compliance with certain covenants.

Ecodeco Group debt

As regards the consolidated debt of the Ecodeco Group, the 25 million euro floating rate loan granted by a pool of banks to Ecodeco S.r.l. in 2002 is subject to financial covenants.

The covenants make reference to the ratio between net financial debt and gross profit from operations and the ratio between gross profit from operations and net financial charges.

The Ecodeco Group does not have any problem complying with these covenants.

Concessions

The following table shows the main concessions obtained by the AEM Group:

Concessions	Maturity from	Maturity to
10 Concessions for hydroelectric plants.	2007	2043
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano.		2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A. (*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2005 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2005", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.		For the same period as the duration of the Company (*)
AEM Gas S.p.A. also has concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities.		

	Number	Residual life from	Residual life to
Storage concessions	2	8	18
Hydroelectric concessions	70	2	25
Distribution concessions	63	1	13
Hydrocarbon concessions	78	(*) "unit of production"	

(*) depreciation, and hence the residual life of the deposits, is calculated according to the quota extracted as a percentage of available reserves.

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

During the period, the Delmi Group was awarded 5 new hydrocarbon exploration licences in Norway.

Information on concessions of the Ecodeco Group is reported below:

	Number	Residual life from	
		from	to
Agreements on solid urban waste ("SUW")*	10	2**	18 years**
* agreements can relate to the disposal and treatment of SUW, the			
construction and running of dumps,			
dump management and safety or waste valorization.			
** in certain cases, the duration depends on when the dump's volume is filled.			

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.

The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2005. On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments do not entail new obligations for AEM, as the recovery will be carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.
As a result of the above, the amounts requested have been included in the accounts for the first quarter of 2007 under "Financial charges" and "Other non-operating costs".

Significant subsequent events
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have not yet been examined in terms of merit. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Moreover, the Company is in any case considering whether it is worth impugning the "communication-injunctions" before the tax courts for inherent flaws.

Main legal disputes of the AEM Group

<u>Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004</u>

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A.. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: *"Art. 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors."* The Court is expected to pass judgement soon.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis,

if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.
Subsequently, with a statement transmitted on December 30, 2005, Mr Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity"".
With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of art. 2 of Decree Law 332/94 on the part of AEM.
Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.
Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

AEM-ACEA S.p.A.
With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM Milano S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.

The plaintiff has also summoned the following companies:
WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL,, Transalpina di Energia S.r.l. and Italenergia Bis S.p.A., though without posing any specific questions to them.

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According

to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

In particular, AEM defended itself with the following objections and arguments:

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact,

AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in art. 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing.

The first hearing was scheduled for May 24, 2007.

<u>AEM-ATEL S.A.</u>

AEM, which holds 5.7% of ATEL S.A., opposed the obligatory takeover bid launched by the Consortium (of which EDF and EOSH are members, among others), which had bought a controlling interest in Motor Columbus, which in turn controls Atel; this bid was structured as an offer to exchange shares with which it had been proposed to the minority shareholders of Atel, AEM included, to subscribe new shares in Motor Columbus immediately after it had absorbed Atel. On May 3, 2006, the Federal Bank Commission declared that the Consortium's offer did not comply with Swiss law, as it jeopardised the rights of the minority shareholders. Following this pronouncement, the Consortium then launched another public share exchange offer that took account of the Federal Bank Commission's observations; in particular, it no longer envisaged the reverse merger between Motor-Columbus and Atel, which in the original plan would have taken place 12 days after the public share exchange offer, thereby forcing the shareholders of Atel that took up the offer to remain shareholders of Atel. AEM also opposed the Consortium's new public share exchange offer as it was felt that it still jeopardised the rights of Atel's minority shareholders. On July 4, 2006, the Federal Bank Commission considered the Consortium's new offer in accordance with Swiss law. AEM impugned the decision of the Federal Bank Commission by appealing to the Federal Court, filing a request on September 4, 2006 that asked for the Consortium's public share exchange offer to be declared not in accordance with Swiss law and that the Federal Bank Commission's decision of July 4, 2006 should be cancelled. The Federal Court rejected the appeal filed by AEM with a judgement communicated to the parties on March 20, 2007. The Federal Court did not go into the merit of the appeal, nor did it express any opinion on the principal complaint made by AEM; namely, that the public share exchange offer made by the Consortium did not comply with the legal requirements of Swiss law in cases of obligatory takeover bids. In fact, the Federal Court refused the appeal insofar as AEM, as a minority shareholder of ATEL, did not have the right to appeal to the Federal Bank Commission, far less to the Federal Court. This exception, which had already been raised by ATEL before the Federal Bank Commission, had been rejected by the Commission, which stated that, unlike what was

subsequently established by the Federal Court, AEM did have the right to take part in administrative proceedings.

ENEL v AEM
With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità of the power distribution business in Milan and Rozzano. AEM asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM. However, even on the basis of the expert witness's report, the differences between the two estimates - that of the arbitrators and that of the expert witness appointed by the Court - do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the dispute, at present, after numerous adjournments, a hearing has been set for November 9, 2007 when the judge will announce his conclusions. The terms for the parties' defence conclusions will presumably run from that date, which means that the case is likely to be decided during the first half of 2008.
Even if the expert witness's report is not in AEM's favour, the final outcome of the lawsuit cannot be foreseen with any degree of reliability, whether because the judge could choose to disregard the expert witness's conclusions, or because of the objective complexity, both in fact and in law, of the questions that have to be resolved before ENEL's and/or AEM's requests can be considered.

Other commitments and risks of the Delmi Group
We would also like to mention the following commitments and risks relating to the consolidation of the Delmi Group, mainly relating to the Edison Group:

- in the field of hydrocarbons, natural gas import contracts in particular - as in usual in transactions of this amount and duration - there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year.
  There are also three new agreements for the import of additional quantities of natural gas over the coming years.
  - The first refers to a contract for imports RasGas (Qatar) with the start of deliveries dependent on completion, by GNL Adriatico Srl, of LNG of Isola di Porto Viro currently under construction and expected to come into service by 2008. The volumes of this contract will amount to 6.4 billion cubic metres of gas.

- The second consists of a contract for imports from Algeria signed with Sonatrach for a volume of 2 billion m3/year, expected to start in 2008, depending on completion of the first stage of the upgrade of the gas pipeline that links Algeria with Italy through Tunisia (TTPC: Trans Tunisian Pipeline Company).
- The third is a new agreement signed with Sonatrach in November 2006 ("Protocole d'accord") for the supply of 2 billion cubic metres of natural gas through the new pipeline to be built by Galsi that will link Algeria with Sardinia and Tuscany; the project is currently being developed (the agreement is subject to the new infrastructure being built).

Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 18 billion cubic metres of natural gas per year for the period when all of the contracts are up and running.

As regards the contract relating to Terminale GNL Adriatico Srl, the agreements provide:

- for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);
- in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events take place, not due to the fault of Edison, that prevent the terminal being completed (the put & call clause);
- in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
- a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
- a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal. In addition, once the North Adriatic regassification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regassification capacity for 25 years.

- in the electricity chain we would point out, among other things, that:
  - Termica Celano has granted the lending banks a special lien on moveable assets making up the cogeneration power plant, and a first degree mortgage on the properties;
  - on 09.30.2006 Termica Milazzo repaid the loan stipulated with Mediobanca and steps are currently being made to cancel the secured guarantees: a mortgage and a special first degree lien. There is also a loan from IRFIS backed by a subsidiary guarantee under Regional Law 50 of 12.21.1973, a mortgage and a special lien;
  - The loans that benefited Parco Eolico San Giorgio and Parco Eolico Foiano, now merged in Edison Energie Speciali SpA, were repaid ahead of schedule on 06.30.2006. Secured and personal guarantees backing these loans will cease to be effective on 06.30.2006;
  - Edison has granted Cartiere Burgo S.p.A. a call option for 51% of Gever that can be exercised on expiry of Gever's power and steam contract with Cartiere Burgo (by the end of 2017), at a price equal to its share of the company's book net equity.

- in the Corporate area, we would point out that as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation, to purchase the shares in proportion to their percentage of the shares contributed to the Syndicate.

Update of the principal outstanding legal and tax disputes of the Delmi Group outstanding at March 31, 2007

The following are comments on changes that have taken place during the quarter in the main legal and tax disputes still pending based on information currently available.

The Delmi S.p.A. does not have any legal or tax disputes still pending.

As regards Transalpina di Energia S.r.l., there are no updates compared with the situation at December 31, 2006; the company has the following legal disputes outstanding, which have not given rise to risk provisions in the financial statements.
On May 7, 2006, Transalpina di Energia received notification of a summons from Camuna di Partecipazioni S.p.A. (formerly Carlo Tassara S.p.A.) with which the latter called as defendants before the Milan Court: Transalpina di Energia, EDF, Italenergiabis Spa (IEB) and their directors.
Tassara maintains that EDF is in breach of contract with regard to the commitment that it took to buy back the warrants issued by IEB and purchased in 2002 by Tassara, at an agreed price of 20,404,441 euro. Tassara is therefore asking the Court to condemn EDF to pay the price mentioned above, or, subordinately, to accept its right to be reimbursed for the damage caused by IEB selling its investment in Edison and the Edison warrants to Transalpina di Energia at a price that Tassara considers too low, or, subordinately, to declare the sale null and void because of the prior purchase of the IEB warrants by Tassara, or, subordinately again, to ascertain the nullity of the sale of the controlling interest in Edison and of the Edison warrants by IEB to Transalpina.
The Company has prepared its defence case.

The company also has pending a law suit with ACEA on a matter of unfair competition; there are no changes in the situation compared with the comments in the 2006 financial statements.

As regards the Edison Group, legal disputes are further broken down between those for which it is possible to make a reasonable estimate of the probable cost, making a suitable provision in the balance sheet, and potential liabilities for which no reliable estimate can be made, leading only to disclosure in the notes without any provision being made (potential liabilities).
Lastly, there is a breakdown between the lawsuits involving Edison S.p.A. and those involving other companies in the Group. For further information please read the 2006 financial statements.

A) Edison S.p.A.

Petrochemical plant at Priolo – Criminal proceedings for injuries to health

The Public Prosecutor at the Siracusa Court has carried out preliminary enquiries into certain former directors and managers of Montedison (now Edison) for allegedly discharging into the sea liquid waste containing mercury from the petrochemical plant at Priolo. These effluents are alleged to have poisoned the water and marine flora and fauna, and caused miscarriages and serious injuries to people living in the province of Siracusa.
Edison denies all responsibility for the events and deeds mentioned above, but by way of a donation, the company has declared that it is willing to settle with the potential damaged parties, as identified by the public prosecutor's office at the Siracusa Court during its investigations, for a total of 5 million euro in exchange for their waiver of any claim, reason or request for damages. Edison's willingness to settle follows a similar initiative by Enichem, which took over from Montedison (now Edison) as owner of the Priolo plant.

* * * * *

As regards the state of the main lawsuits relating to events referring to the past, where there is a potential liability, but the outlay is impossible to estimate based on the information currently available, we would mention the following:

B) Other Group companies

Pizzo Sella Complex and attachment of assets in Sicily

In the case regarding the impugnment of the sequestration, subsequently converted into confiscation of the shares, quotas and assets of the associates Finsavi and Generale Impianti, and of the subsidiaries Calcestruzzi Palermo, Frigotecnica and Poggio Mondello, decided by court order on May 15, 2002 by the Palermo Court as part of the proceedings for the application of preventive measures, the Palermo Court of Appeal has accepted Edison's defence, which maintained a total lack of any connection between Edison and the Mafia entity against which the confiscation had been proposed. As a result, the Court revoked the sequestration and confiscation of the share capital and assets of the subsidiaries Frigotecnica and Poggio Mondello and of Edison's portion of the share capital of Finsavi and Generale Impianti, whereas it confirmed the confiscation of the share capital of Calcestruzzi Palermo and of the assets of Finsavi and Generale Impianti.

Montedison Srl – The Bussi sul Tirino (Pe) area

On February 14, 2007, the public prosecutor's office of Pescara notified to Montedison Srl the sequestration of an area owned by it in the Municipality of Bussi sul Tirino (Pescara). From the information available to date, it would seem that a police investigation has found a large quantity of toxic waste material on this site, previously owned by Montedison Spa (now Edison Spa) and dormant for many years. The company is monitoring the situation carefully to evaluate the steps to be taken.

* * * * *

Developments in the main tax disputes during the year were as follows:

Former Edison S.p.A. - Direct taxes for the years 1994-1999

In March 2007, the Regional Tax Commission confirmed the favourable decision of the Provincial Commission, cancelling the IRPEG and ILOR assessments issued for 1995 and 1996.

Edison S.p.A. assessment for 2002 following a tax audit

The appeal against the assessments issued following a tax audit on 2002, which was heard last November before the Provincial Tax Commission of Milan, was substantially accepted and the assessment completely cancelled, except for an add-back of 26 thousand euro to taxable income.

EDF Energia Italia S.r.l. - Customs VAT assessment for 2001, 2002 and 2003

The company appealed to the Provincial Tax Commission of Milan against the VAT assessment received last December for the years 2001, 2002 and 2003, asking for it to be cancelled. The hearing before the Tax Commissions is likely to be held before the end of the current year.

Moreover, any costs that derive from this assessment would in any case be covered by specific contractual guarantees given by the selling company, EDF International SA, at the time of the acquisition of the investment in EDF Energia Italia, which entirely protect the Company.

Attachments to the notes to the consolidated financial statements

Attachment 1 - Statement of changes in property, plant and equipment

(In millions of euro)

Property, plant and equipment	Net book value 12/31/2006	Changes for the period							Net book value 3/31/07
		Additions	Category changes	Reclassifications	Disposals	Depreciation	Writedowns	Total changes for the period	
Land	121								121
- Total land	**121**								**121**
Buildings	624	4			-6	-9		-11	613
- Total buildings	**624**	**4**			**-6**	**-9**		**-11**	**613**
- Total land and buildings	**745**	**4**			**-6**	**-9**		**-11**	**734**
Plant and machinery									
Production plant	4,131	4	16			-82		-62	4,069
Transport lines									
Transformation stations	38								38
Distribution networks	755	16			-1	-13		2	757
Transferable plant and machinery	726		10			-13		-3	723
- Total plant and machinery	**5,650**	**20**	**26**		**-1**	**-108**		**-63**	**5,587**
Industrial and commercial equipment									
Miscellaneous equipment	15					-1		-1	14
Mobile phones									
- Total industrial and commercial equipment	**15**					**-1**		**-1**	**14**
Other property, plant and equipment									
Furniture and fittings									
Electric and electronic office machines	19	1				-1			19
Vehicles	1								1
Fixed assets worth less than 516 euro									
Refuse dumps	14								14
- Total other property, plant and equipment	**34**	**1**				**-1**			**34**
Leasehold improvements	**3**								**3**
Leased assets	**147**					**-4**		**-4**	**143**
Construction in progress and advances									
Buildings	-5	1		4				5	
Production plant	423	72	-26	-4				42	465
Transport lines									
Transformation stations	2								2
Distribution networks	9	1						1	10
Miscellaneous equipment									
Other property, plant and equipment	2								2
Advances									
Transferable assets in construction	1	1						1	2
- Total construction in progress and advances	**432**	**75**	**-26**					**49**	**481**
Total property, plant and equipment	**7,026**	**100**			**-7**	**-123**		**-30**	**6,996**

Attachment 2 - Statement of changes in intangible assets

(in millions of euro)

Intangible assets	Net book value 12/31/2006	Changes for the period					Net book value 3/31/07
		Additions	Other changes	Disposals	Amortisation	Total changes for the period	
Industrial patents and intellectual property rights	18		1		-1		18
Concessions, licences, trademarks and similar rights	227				-5	-5	222
Goodwill	1,919		105			105	2,024
Assets in process of formation	7	1	-1				7
Other intangible assets	361	3	-38		-10	-45	316
Total intangible assets	**2,532**	**4**	**67**	**0**	**-16**	**55**	**2,587**

Attachment 3 - List of Companies included in the consolidated financial statements and of other investments
(Figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% group holding at 03/31/2007	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights (b)	Book value 03/31/07 in thousands of euro	Valuation method
Scope of consolidation										
AEM Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Valdisotto Energia S.r.l.	Valdisotto (SO)	Euro	52	100.00%	100.00%	AEM Energia S.p.A.	-	-		Line-by-line consolidation
Ecodeco S.r.l.	Milan	Euro	7,468	30.00%	30.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.	-	-		Proportional consolidation
Edipower S.p.A.	Milan	Euro	1,441,300	20.00% (1)	16.00%	AEM S.p.A.	-	-		Proportional consolidation
Transalpina di Energia S.r.l. (2)	Milan	Euro	3,146,000	50.00%	50.00%	Delmi S.p.A.	-	-		Proportional consolidation
Investments										
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200		49.00%	AEM S.p.A.	-	-	3,982	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420		32.52%	AEM S.p.A.	-	-	2,704	Equity method
e-utile S.p.A. (7)	Milan	Euro	1,000		49.00%	AEM S.p.A.	-	-	1,369	Equity method
Zincar S.r.l.	Milan	Euro	100		27.00%	AEM S.p.A.	-	-	155	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000		35.00%	AEM S.p.A.	-	-	8	Equity method
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		50.00%	AEM S.p.A.	-	-	5	Equity method
Burano S.p.A.	Milan	Euro	10,200		23.53%	AEM S.p.A.	-	-	7,288	Equity method
ACSM S.p.A.	Como	Euro	46,871		20.00%	AEM S.p.A.	-	-	21,838	Equity method
Utilia S.p.A. (3)	Rimini	Euro	900		20.00%	Aem Service S.r.l.	-	-	240	Equity method
Consolidation of the Delmi Group (6)									22,416	See attachment 5
Consolidation of the Ecodeco Group (9)									254	See attachment 8
Total investments									60,259	
Financial assets available for sale										
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	-	-	376,680	Fair value
A.G.A.M. S.p.A.	Monza	Euro	46,482		17.49%	AEM S.p.A.	-	-	17,439	Fair value
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	-	-	874	Fair value
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		14.28%	AEM S.p.A.	-	-	738	Fair value
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	-	-	165	Fair value
Emittenti Titoli S.p.A.	Milan	Euro	5,200		1.85%	AEM S.p.A.	-	-	78	Fair value
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	-	-	25	Fair value
AvioValtellina S.p.A.	Sondrio	Euro	2,880		0.19%	AEM S.p.A.	-	-	5	Fair value
Bluefare Ltd.	London	Lst	1,000		20.00%	AEM S.p.A.	-	-	2	Fair value
CO.GE.R. 2004 S.p.A. in liquidation (4)	Sant'Antimo (NA)	Euro	150		5.00%	AEM Calore & Servizi S.p.A.	-	-	2	Fair value
CESI S.p.A. (5)	Milan	Euro	8,550		7.00%	Edipower S.p.A.	-	-	271	Fair value
Consolidation of the Delmi Group (6)									71,208	See attachment 7
Consolidation of the Ecodeco Group (8)									9	See attachment 8
Total investments in other companies									487,496	

(*) Share capitals are expressed in thousands of euro.
(1) The percentage shown here assumes that all of the put option rights are exercised.
(2) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A.;
(3) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(4) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. in liquidation indirectly through its subsidiary AEM Calore & Servizi S.p.A.
(5) Edipower S.p.A. holds 7% of CESI S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(6) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group;
(7) The financial statement figures of the company refer to the financial statements as of 09/30/06.
(8) Reference should be made to attachments 8 for information on the investments of the Ecodeco Group;
a) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares).
Percentages are given only if they differ from the percentage of capital held.
(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting.
Percentages are given only if they differ from the percentage of capital held.
Note that on December 15, 2006 AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value€ 50 each.

Attachment 4 - Investments of the Delmi Group

List of investments - (the figures refer to 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	Consolidated portion of the Group (a)		% of capital held		Securities held with voting rights % (c)	Exercisable voting rights % (d)	Type of investment (e)	Consolidation or valuation method
				03/31/2007	12/31/2006	% (b)	Shareholder				
A) Companies included in the scope of consolidation											
A.1) Companies consolidated line-by-line											
CONSORZIO DI SARMATO SOC. CONS. P.A.	MILAN (I)	EUR	200,000	33.320	36.430	52.500	EDISON SPA	-	-	SUB	F
ECOFUTURE SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	10,200	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
GEVER SPA	MILAN (I)	EUR	10,500,000	32.370	35.390	51.000	EDISON SPA	-	-	SUB	F
HYDRO POWER ENERGY SRL - HPE SRL (SOLE SHAREHOLDER)	BOLZANO (I)	EUR	50,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
JESI ENERGIA SPA	MILAN (I)	EUR	5,350,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB	F
SARMATO ENERGIA SPA	MILAN (I)	EUR	14,420,000	38.710	42.330	61.000	EDISON SPA	-	-	SUB	F
SONDEL DAKAR BV	ROTTERDAM (NL)	EUR	18,200	63.470	69.390	100.000	MONTEDISON FINANCE EUROPE NV	-	-	SUB	F
TERMICA BOFFALORA SRL	MILAN (I)	EUR	14,220,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB	F
TERMICA CELANO SRL	MILAN (I)	EUR	259,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB	F
TERMICA COLOGNO SRL	MILAN (I)	EUR	9,296,220	41.250	45.100	65.000	EDISON SPA	-	-	SUB	F
TERMICA MILAZZO SRL	MILAN (I)	EUR	23,241,000	38.080	41.630	60.000	EDISON SPA	-	-	SUB	F
THISVI POWER GENERATION PLANT S.A.	ATHENS (GR)	EUR	198,000	41.250	--	65.000	EDISON SPA	-	-	SUB	F
EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	4,200,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
MONSEI ESCO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	100,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
EDISON D.G. SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	460,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
EDISON INTERNATIONAL SPA	MILAN (I)	EUR	17,850,000	63.470	69.390	70.000	EDISON SPA	-	-	SUB	F
						30.000	SELM HOLDING INTERNATIONAL SA				
EDISON STOCCAGGIO SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	81,497,301	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
EUROIL EXPLORATION LTD	LONDON (GB)	GBP	9,250,000	63.470	69.390	0.000	EDISON SPA	-	-	SUB	F
						100.000	SELM HOLDING INTERNATIONAL SA				
EDISON TRADING SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	30,000,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
VOLTA SPA	MILAN (I)	EUR	130,000	32.370	35.390	51.000	EDISON SPA	-	-	SUB	F
EDISON ENERGIA SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	22,000,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
ENECO ENERGIA SPA	BOLZANO (I)	EUR	300,000	63.470	69.390	70.000	EDISON SPA	-	-	SUB	F
ATEMA LIMITED	DUBLIN 2 (IRL)	EUR	1,500,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
EDISON HELLAS SA	ATHENS (GR)	EUR	263,700	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
EDISON SPA	MILAN (I)	EUR	5,002,716,662	63.470	69.390	63.470	TRANSALPINA DI ENERGIA S.R.L.	63.330	63.330	SUB	F
FINANZIARIA DI PART.ELETTR.FINEL SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	194,000,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
MONTEDISON FINANCE EUROPE NV	AMSTERDAM (NL)	EUR	4,537,803	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
SELM HOLDING INTERNATIONAL SA	LUXEMBOURG (L)	EUR	24,000,000	63.470	69.390	99.950	EDISON SPA	-	-	SUB	F
						0.050	MONTEDISON SRL (SOLE SHAREHOLDER)				
MONTEDISON SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,583,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
NUOVA ALBA SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,016,457	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
EDISON TREASURY SERVICES SRL (SOLE SHAREHOLDER)	CONEGLIANO (I)	EUR	10,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB	F
A.2) Companies consolidated on a proportional basis											
BLUEFARE LTD	LONDON (GB)	GBP	1,000	31.730	34.690	50.000	EDISON SPA	-	-	JV	P
IBIRITERMO SA	IBIRITE' - ESTADO DE MINAS GERAIS (BR)	BRL	7,651,814	31.730	34.690	50.000	EDISON SPA	-	-	JV	P
SEL - EDISON SPA	CASTELBELLO (BZ) (I)	EUR	84,798,000	26.660	29.140	42.000	EDISON SPA	-	-	JV	P
SELEDISON NET SRL (SOLE SHAREHOLDER)	CASTELBELLO - CIARDES (BZ) (I)	EUR	200,000	26.660	29.140	100.000	SEL - EDISON SPA	-	-	JV	P
PARCO EOLICO CASTELNUOVO SRL	CASTELNUOVO DI CONZA (SA) (I)	EUR	10,200	31.730	34.690	50.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	JV	P
EDIPOWER SPA	MILAN (I)	EUR	1,441,300,000	31.730	34.690	40.000	EDISON SPA	-	-	JV	P
ED-INA D.O.O.	ZAGABRIA (HR)	HRK	20,000	31.730	34.690	50.000	EDISON INTERNATIONAL SPA	-	-	JV	P
ASCOT SRL	BRESSANONE (BZ) (I)	EUR	10,330	31.730	34.690	50.000	ENECO ENERGIA SPA	-	-	JV	P
INTERNAT. WATER SERV.(GUAYAQUIL) INTERAGUA C. LTDA	GUAYAQUIL (EC)	USD	20,890,000	28.560	31.220	90.000	INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	-	-	JV	P
INTERNATIONAL WATER (UK) LIMITED	LONDON (GB)	GBP	1,001	31.730	34.690	0.100	INTERNATIONAL WATER HOLDINGS BV	0.000	0.000	JV	P
						99.900	IWL CORPORATE LIMITED (IN LIQUIDATION)	100.00	100.00		
INTERNATIONAL WATER HOLDINGS BV	AMSTERDAM (NL)	EUR	40,000	31.730	34.690	50.000	EDISON SPA	-	-	JV	P
INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	AMSTERDAM (NL)	EUR	20,000	31.730	34.690	59.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV	P
INTERNATIONAL WATER SERVICES LTD	ZUG (CH)	CHF	100,000	31.730	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV	P

Attachment 5 - Investments of the Delmi Group

List of Investments - (the figures refer to 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	Consolidated portion of the Group (a)	% of capital held		Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)	Consolidation or valuation method
				12/31/2006	% (b)	Shareholder					
B) Companies carried at equity											
CONSORZIO BARCHETTA	JESI (AN) (I)	EUR	2.000		50.000	JESI ENERGIA SPA	-	-		ASS	NE
CONSORZIO MONTORO	NARNI (I)	EUR	4.000		25.000	EDISON SPA	-	-		ASS	NE
CONSORZIO VICENNE	CELANO (I)	EUR	1.000		50.000	TERMICA CELANO SRL	-	-		ASS	NE
GTI DAKAR LTD	GEORGE TOWN -GRAN CAIMAN (GBC)	EUR	14.686.479		30.000	SONDEL DAKAR BV	-	-	3.7	ASS	NE
KRAFTWERKE HINTERRHEIN AG	THUSIS (CH)	CHF	100.000.000		20.000	EDISON SPA	-	-	14.9	ASS	NE
ROMA ENERGIA SRL	ROME (I)	EUR	50.000		35.000	EDISON SPA	-	-	0.4	ASS	NE
SISTEMI DI ENERGIA SPA	MILAN (I)	EUR	10.475.000		40.570	EDISON SPA	-	-	4.0	ASS	NE
SOC.SVIL.REA.GEST.GASDOT.ALG-ITAV.SARDEG.GALSI SPA	MILAN (I)	EUR	10.838.000		18.000	EDISON SPA	-	-	3.1	ASS	NE
BLUMET SPA	REGGIO EMILIA (I)	EUR	7.600.000		28.320	EDISON SPA	-	-	2.8	ASS	NE
ETA 3 SPA	AREZZO (I)	EUR	2.000.000		33.010	EDISON SPA	-	-	1.3	ASS	NE
GASCO SPA	BRESSANONE (BZ) (I)	EUR	350.000		40.000	EDISON SPA	-	-	0.1	ASS	NE
PROMETEO SPA	OSIMO (AN) (I)	EUR	1.938.743		21.000	EDISON SPA	-	-	0.5	ASS	NE
S.A.T. FINANZIARIA SPA	SASSUOLO (MO) (I)	EUR	1.000.000		40.000	EDISON SPA	-	-	0.8	ASS	NE
UTILITA' SPA	MILAN (I)	EUR	2.307.692		35.000	EDISON SPA	-	-	0.8	ASS	NE
INIZIATIVA UNIVERSITARIA 1991 SPA	VARESE (I)	EUR	16.120.000		32.260	MONTEDISON SRL (SOLE SHAREHOLDER)	-	- g	3.9	ASS	NE
SOC.PER LA GEST. DEL PALAZZO CENTRO CONGRESSI SRL	ASSAGO (MI) (I)	EUR	10.200		44.820	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		ASS	NE

Attachment 6 - Investments of the Delmi Group

List of investments - (the figures refer to 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	Consolidated portion of the Group (a) 12/31/2006	% of capital held %	% of capital held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)	Consolidation or valuation method
C) Investments in companies in liquidation or subject to permanent restrictions											
AUTO GAS COMPANY S.A.E. (IN LIQUIDATION)	CAIRO (ET)	EGP	1,700,000		30.000	EDISON INTERNATIONAL SPA	-	-	0.1	ASS	C
CODEST SRL	PAVIA DI UDINE (UD) (I)	EUR	15,600		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
CONSORZIO FRIULANO PER IL TAGLIAMENTO (IN LIQUIDATION)	UDINE (I)	EUR	10,330		16.300	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		TP	C
C.F.C. CONSORZIO FRIULANO COSTRUTTORI (IN LIQUIDATION)	UDINE (I)	LIT	100,000,000		20.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
CALBIOTECH SRL (IN BANKRUPTCY)	RAVENNA (I)	LIT	90,000,000		55.000	EDISON SPA	-	-		SUB	C
CEMPES SCRL (IN LIQUIDATION)	ROME (I)	EUR	15,492		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
CI FAR SCARL (IN BANKRUPTCY)	UDINE (I)	LIT	20,000,000		60.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		SUB	C
COMPO CHEMICAL COMPANY (IN LIQUIDATION)	WILMINGTON, DELAWARE (USA)	USD	1,000		100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		SUB	C
COMPO SHOE MACHINERY CORP. OF CANADA (IN LIQUIDATION)	MONTREAL - QUEBEC (CDN)	CAD	500		100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		SUB	C
CONIEL SPA (IN LIQUIDATION)	ROME (I)	EUR	1,020		35.250	EDISON SPA	-	-		ASS	C
CONSORZIO CARNIA SCRL (IN LIQUIDATION)	ROME (I)	EUR	45,900		17.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		TP	C
CONVOLCI SCNC (IN LIQUIDATION)	SESTO SAN GIOVANNI (I)	EUR	5,165		27.370	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
FERRUZZI TRADING FRANCE SA (IN LIQUIDATION)	PARIS (F)	EUR	7,622,451		100.000	EDISON SPA	-	-	5.9	SUB	C
FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	MILAN (I)	EUR	2,425,200		100.000	EDISON SPA	-	-	2.0	SUB	C
FINSAVI SRL	PALERMO (I)	EUR	18,698		50.000	EDISON SPA	-	-		ASS	C
FRIGOTECNICA SRL (SOLE SHAREHOLDER) (IN LIQUIDATION)	PALERMO (I)	EUR	76,500		100.000	EDISON SPA	-	-		SUB	C
GROUPEMENT GAMBOGI-CISA (IN LIQUIDATION)	DAKAR (SN)	XAF	1,000,000		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
INICA SARL (IN LIQUIDATION)	LISBON (P)	PTE	1,000,000		20.000	EDISON SPA	-	-		ASS	C
NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	MILAN (I)	EUR	1,549,350		100.000	EDISON SPA	-	-	0.4	SUB	C
NUOVA I.S.I. IMPIANTI SELEZ. INERTI SRL (IN BANKRUPTCY)	VAZIA (RI) (I)	LIT	150,000,000		33.330	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		ASS	C
POGGIO MONDELLO SRL	PALERMO (I)	EUR	364,000		100.000	FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	-	-		SUB	C
SISTEMA PERMANENTE DI SERVIZI SPA (IN BANKRUPTCY)	ROME (I)	EUR	154,950		12.600	EDISON SPA	-	-		TP	C
SOC GEN PER PROGR CONS E PART SPA (UNDER EXTRAORDINARY ADMINISTRATION)	ROME (I)	LIT	300,000,000		59.330	EDISON SPA	-	-		SUB	C
SORRENTINA SCARL (IN LIQUIDATION)	ROME (I)	EUR	46,480		25.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
STEL SPA (IN LIQUIDATION)	MILAN (I)	EUR	520,000		75.000	EDISON SPA	-	-		SUB	C
TRIESTE TRE SRL (IN LIQUIDATION)	RAVENNA (I)	EUR	10,400		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		ASS	C
IWL (ASIA PACIFIC) PTE LTD (IN LIQUIDATION)	SINGAPORE (SGP)	SGD	2		100.000	INTERNATIONAL WATER HOLDINGS BV	-	-		JV	C
IWL ADELAIDE PTY LTD (IN LIQUIDATION)	225 GEORGE STREET - SYDNEY - NSW (AUS)	AUD	1,020,460		100.000	INTERNATIONAL WATER HOLDINGS BV	-	-		JV	C
IWL CORPORATE LIMITED (IN LIQUIDATION)	LONDON (GB)	GBP	1		100.000	IWL SERVICES HOLDINGS (UK) LIMITED (IN LIQUIDATION)	-	-		JV	C
IWL SERVICES HOLDINGS (UK) LIMITED (IN LIQUIDATION)	LONDON (GB)	GBP	2		100.000	INTERNATIONAL WATER HOLDINGS BV	-	-		JV	C

Attachment 7 - Investments of the Delmi Group

List of investments - (the figures refer to 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	Consolidated portion of the Group (a) 12/31/2006	% of capital held %	% of capital held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)	Consolidation or valuation method
D) Investments in other companies shown at fair value											
D.1) Trading											
ACEGAS-APS-S.P.A.	TRIESTE (I)	EUR	282,983,213		1.300	EDISON SPA	-	-	3.5		FV
ACSM SPA	COMO (I)	EUR	46,870,625		3.170	EDISON SPA	-	-	6.7	TP	FV
AMSC - AMERICAN SUPERCONDUCTOR	N/A (USA)	USD	19,128,000		0.840	EDISON SPA	-	-	1.6		FV
D.2) Available for sale											
TERMINALE GNL ADRIATICO SRL	MILAN (I)	EUR	200,000,000		10.000	EDISON SPA	-	-	103.3		FV
GLOBAL POWER SPA	VERONA (I)	EUR	500,000		12.250	ENECO ENERGIA SPA	-	-	0.2	TP	FV
RCS MEDIAGROUP SPA	MILAN (I)	EUR	762,019,050		0.970	EDISON SPA	1.010	1.010	29.6		FV
EMITTENTI TITOLI SPA	MILAN (I)	EUR	4,264,000		3.890	EDISON SPA	-	-	0.2		FV
EUROPEAN ENERGY EXCHANGE AG - EEX	LEIPZIG (D)	EUR	40,050,000		0.750	EDISON SPA	-	-	0.7		FV
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN (I)	EUR	79,071,770		4.370	EDISON SPA	-	-	3.5		FV
MB VENTURE CAPITAL FUND I PARTICIPATING COMP. E NV	PP AMSTERDAM (NL)	EUR	50,000		7.000	MONTEDISON FINANCE EUROPE NV	-	-	3.8		FV
SYREMONT SPA	MESSINA (I)	EUR	750,000		40.000	EDISON SPA	-	- h		TP	FV
Other minor unlisted investments									1.3		

NOTES

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) SUB = subsidiary; JV = joint venture; ASS = associate; TP = third parties.

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

(g) Investment subject to attachment. The voting right is held by the Attachment Custodian. On 5/5/2006 the Milan Court accepted Montedison Srl's plea against the attachment. An appeal against this sentence was notified on 11/17/2006.

(h) On 01/30/2007 Edison exercised its put option to sell the investment, which the counterparty failed to accept.

Attachment 8 List of companies included in the consolidated financial statements and of other investments of the Ecodeco Group
(Euro figures are expressed in thousands)

Name	Registered office	Currency	Share capital (*)	% group holding at 03/31/2007	% held	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights (b)	Book value at 03/31/2007 thousands of euro	Valuation method
Scope of consolidation										
Ecodeco S.r.l.	Milan	Euro	7,469.0							Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	1,940.0	91.28%	91.28%	Ecodeco				Line-by-line consolidation
Ecolombardia 4 S.p.a	Milan	Euro	17,727.0	68.55%	68.56%	Ecodeco				Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1,040.0	92.77%	96.80%	Fertilvita				Line-by-line consolidation
Fertilvita S.r.l.	Milan	Euro	3,752.0	95.84%	95.84%	Ecodeco				Line-by-line consolidation
Sistema Ecodeco UK Ltd	Essex (UK)	Lst	250,002.0	100.00%	100.00%	Ecodeco				Line-by-line consolidation
Ecoenergia S.r.l.	Milan	Euro	1,550.0	95.84%	100.00%	Fertilvita				Line-by-line consolidation
Amica Biella S.r.l.	Cavaglia (BI)	Euro	75.0	96.83%	100.00%	Fertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
Cavaglià S.p.A.	Milan	Euro	306.6	95.65%	99.80%	Fertilvita				Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10.0	94.60%	98.90%	Cavaglià				Line-by-line consolidation
A.S.R.A.B. S.p.A.	Biella	Euro	2,582.0	66.00%	69.00%	Cavaglià				Line-by-line consolidation
Amica Villafalletto S.r.l.	Cavaglia (BI)	Euro	75.0	96.83%	100.00%	Fertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
CMT Ambiente S.r.l.	Milan	Euro	93.0	48.78%	51.00%	Cavaglià				Line-by-line consolidation
Nicosiambiente S.r.l.	Nicosia (EN)	Euro	50.0	94.68%	98.90%	Cavaglià, Ecodeco				Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10.0	100.00%	100.00%	Ecodeco				Line-by-line consolidation
SED S.r.l.	Turin	Euro	1,250.0	50.00%	50.00%	Ecodeco				Proportional consolidation
Bergamo Pulita S.r.l.	Bergamo	Euro	10.0	50.00%	50.00%	Ecodeco				Proportional consolidation
Bellisolina S.r.l.	Montanaso (LO)	Euro	52.0	47.92%	50.00%	Fertilvita				Proportional consolidation
Biotecnica	Varese	Euro	10.0	50.00%	50.00%	Ecodeco				Proportional consolidation
Investments										
Presidio Ambiente S.r.l. in liquidation	Bergamo	Euro	153.0		49.90%	Fertilvita			0	Fair value
Old River Ranch S.c.a.r.l.	Reggio Emilia	Euro	40.0		25.00%	Ecodeco			10	Fair value
Tecno Acque Cusio S.r.l.	Omegna	Euro	206.0		25.00%	Cavaglià			244	Net equity
Total investments									**254**	
Financial assets available for sale										
Broni Stradella S.p.a	Stradella (PV)	Euro	8,069.0		0.01%	Fertilvita	-	-	1.0	Fair value
Tirreno Ambiente S.p.a	Mazzarà S. Andrea (ME)	Euro	1,032.9		3.00%	Ecodeco, Cavaglià	-	-	2.5	Fair value
Consorzio Polieco	Rome	Euro	n.d.		0.00%	Ecodeco	-	-	2.5	Fair value
Consorzio Italiano Compostatori	Bologna	Euro	215.3		0.00%	Fertilvita	-	-	3.0	Fair value
Guglionesi Ambiente S.c.r.l.	Guglionesi (MC)	Euro	10.0		1.00%	Cavaglià	-	-	-	Fair value
Total investments in other companies									**9.0**	

(*) Share capitals are expressed in thousands of euro.
The share capital of Sistema Ecodeco UK is in pounds sterling.

Analysis of the main sectors of activity

RESULTS SECTOR BY SECTOR

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong.

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks and Regulated Markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the results achieved in the first quarter of 2007 by the business segments identified in this way, with comparative figures for the corresponding period of the previous year.

NATIONAL ENERGY SCENARIO

Electricity

In the first quarter of 2007 demand of electricity in Italy decreases by 1.6% compared with the same period last year, and amounts to 85.1 TWh.
Load coverage was guaranteed 84.6% by domestic production with the remaining 15.4% being covered by imports.

The trend in demand has shown negative rates of growth in each of the first three months of the year. The decline is particularly remarkable in February (-2.2% compared with the same month in 2006).

The national power generation came 85.9% from thermoelectric sources, 10.9% from hydroelectric sources and 3.2% from geothermal and wind power sources.
With respect to the same period of the previous year, there were decreases in output from hydroelectric (-11.9%), thermoelectric (-9.1%), geothermal (+0.1%) and wind power (-0.1%) sources. On the other hand, there was a 0.7% rise in output from geothermal sources.
Overall national output fell (-9%) compared with the first quarter of 2006, versus 76.7% growth in the foreign balance.

Gas

In first quarter 2007, consumption of natural gas reached 26.4 billion cubic metres (net of consumption/system losses), 12.4% down on the same period last year.

The demand for natural gas showed a reverse trend compared with recent years because of the weather conditions, which were particularly mild in the first few months of the year.
In fact, demand declined by 10.8% in March, by 8.4% in February, by 17.1% in January, compared with the same three months of 2006.

ELECTRICITY

The Electricity Division includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Trading S.r.l. and AEM Energia S.p.A. and Valdisotto Energia S.r.l. , it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity Division of the TdE/Edison Group (Delmi Group).

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **Production Division of AEM S.p.A.** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A. The dispatching of the energy produced by these power plants has been delegated to the subsidiary AEM Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

- **Electricity Division of AEM Trading S.r.l..** AEM Trading S.r.l. operates on the wholesale electricity markets. It is also involved in energy portfolio management for the entire AEM Group. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., for which it directly handles fuel procurement. It operates directly on the markets organised by Gestore del Mercato S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, and purchases and sells on foreign markets. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia S.p.A.'s electricity and natural gas requirements..

- **Electricity Division of AEM Energia S.p.A.** This company sells electricity to eligible customers.

- **Valdisotto Energia S.r.l.** This company sells electricity to eligible customers in the province of Sondrio.

Companies consolidated on a proportional basis

- **Edipower S.p.A.** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants.

  Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM, these agreements were signed by AEM Trading S.r.l.

- **Electricity Division of the TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity Division have been proportionally consolidated at 50%. They

include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries, and the results of Edipower S.p.A., proportionally consolidated at 50% by Edison S.p.A..

Regulatory and tariff framework

PRODUCTION DIVISION

Emissions trading
In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO_2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The incorporation of Directives 2003/87/EC and 2004/101/EC only took place with Decree 216 of April 4, 2006 after the EU Commission had penalised Italy for being overdue. In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation. Pursuant to these provisions, thermoelectric producers (as well as operators in other industrial sectors interested in the application of the directive) have been able to present a request for authorisation to emit greenhouse gases.

On February 23, 2006 the European Union officially approved Italy's National Plan for the assignment of CO2 emission quotas 2005-2007. As a result, the Environment Ministry issued a decree on the "Assignment and release of CO_2 quotas for the period 2005-2007" by sector and by plant, which regulates the transfer, restitution and cancellation of the quotas.

On February 16 of the same year, the Ministry issued a decree on the "Recognition of the authorisations to issue greenhouse gases released under decrees 2179, 2215/04 and 13/05 in accordance with Decree Law 273 of November 12, 2004, converted into Law 316 of December 30, 2004, publishing a list of the plants authorised to emit greenhouse gases.

In the first half of December 2006, the technicians of the Environment and Economic Development Ministries finalised the National Emissions Allocation Plan for the period 2008-2012, which was then sent to Brussels, as a warning had already been received that it was late. The Plan envisages a 6% annual reduction in the national emissions cap compared with the previous period. Italy is in fact proposing a cap of 209 $MtCO_2$ compared with the first period's cap of 223.11 $MtCO_2$. The reduction mainly affects energy activities (-30 $MtCO_2$/year compared with the first period). The Plan being examined by the Commission also provides for the allocation of 12 $MtCO_2$/year, for payment, a "virtual" quota of 19 $MtCO_2$/year reserved for new entries, and the chance to use the so-called "flexible mechanisms" (CERs-ERUs) up to a maximum of 25% of the assigned quantity.

Lastly, under paragraphs 1110 to 1115 of the 2007 Budget Law, a revolving fund to finance the measures to implement the Kyoto Protocol was set up at Cassa Depositi e Prestiti S.p.A. Within three months of the Law first being applied, it will be established how the funds are to be paid out.

Green certificates
Pursuant to art. 11 of Decree 79/99, as amended by art. 4 para. 1 of Decree 387/2003, all entities that produce or import energy into Italy have to inject into the network a certain percentage of energy from renewable sources calculated on the basis of the energy produced and imported during the previous year. This obligation can also be satisfied by the end of March the following year by trading Green

Certificates issued for energy produced by plants using renewable sources that have been certified IAFR by GSE.

GSE can also issue Green Certificates to itself (for the energy produced by CIP6 plants and sold on the market) to allow operators to meet their obligations.

Provisions concerning CIP 6 energy

After consultation, with resolution 249/06 the Authority updated the CEC (avoided fuel cost) component of the selling price of energy produced by plants that operate under the CIP 6/92 regime, as an advance for 2007. In particular, the Authority has said that the CEC ought to reflect market prices for natural gas in Italy as much as possible.

The final update of the CEC component for 2007 will be dealt with in a later provision.

Incentives for photovoltaic systems

In implementation of the provisions contained in the ministerial decrees of July 28, 2005, February 6, 2006 and February 19, 2007 on incentives for the production of electricity by means of photovoltaic conversion of solar power, with provisions 188/05 and 90/07 the Authority regulated how GSE is to pay the energy account incentives to owners of FV systems in proportion to the energy that they produce.

TRADING OF ELECTRICITY

Dispatching

The current conditions for the provision of the public electricity dispatching service and for the procurement of the related resources on a merit-order basis were laid down in resolution 168/03 and subsequent amendments.

These rules will be replaced by those contained in resolution 111/06 from May 1, 2007 (based on resolution 73/07), in order to permit the development of forward trading in electricity.

The functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative.

The active participation in the Power Exchange on the part of buyers was possible from January 1, 2005.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.

The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of Terna).

Provisions concerning imports

With resolution 288/06, in implementation of the decree issued by the Minister of Economic Development on December 15, 2006, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2007.

The measure adopted by the Authority for 2007 envisages that the assignment of transport capacity will be performed by joint procedures on the part of the network managers concerned for all frontiers between countries belonging to the European Union (with the exception of Switzerland and Slovenia).

The allocation mechanism chosen is that of explicit auctions that are held on an annual, monthly and daily basis; the portion of the auction proceeds that are paid to Terna goes to the complete benefit of the Italian end-customers (in terms of lower dispatching charges) in proportion to the amounts consumed, which is in line with the Regulations 1228/2003 of the European Parliament and Council.
The decree of December 15, 2006 confirms the provisions of the decree issued on December 23, 2005 by Ministry of Productive Activities for selling electricity imported by ENEL S.p.A. to Acquirente Unico S.p.A. under long-term contracts (66 euro/MWh), even if it foresees an update of the price based on the price index as per art. 5 of the MPA Decree of December 19, 2003. Note, however, that the capacity reserve has been maintained only for the long-term contract for imports from Switzerland (600 MW), whereas no reserve was granted for the contract with France.

On December 27 and 28, 2006 the Sole Buyer published the results of the import auctions for 2007.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC.
As regards the base load and peak load CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity) for 2007, AEM Trading was assigned base load CCC on both an annual and a monthly basis for the North and Sicily zones, and peak load for the North zones.
AEM Trading also takes part in Terna's tenders for the assignment of CCCs on a monthly basis.

In November and December, the Sole Buyer held auctions for the stipulation of electricity trading contracts and of two-way base load differential contracts for 2007. AEM Trading was assigned 1 MW at the auction held on November 30.

Article 10.3 of EC Law 2006 – Law 13 of February 6, 2007, makes it possible to take out derivative contracts on hydroelectric power in cases where the counterparties are both market operators. This activity is therefore no longer restricted to financial intermediaries.

SALE OF ELECTRICITY TO END-CUSTOMERS ON THE FREE MARKET

Law 239/04, the reform of the energy sector, introduced EC Directive 2003/54/CE into Italian law, with the result that from July 1, 2004 any non-residential end-customer is now an eligible customer and from July 1, 2007, any end-customer will be an eligible customer.

With resolution 61/07, the Authority has initiated a process to lay down directives for those involved in selling power to end-customers, in order to guarantee an adequate level of protection for eligible end-customers who take advantage of the right to stipulate contracts with a seller of their own choice, with particular regard to customers that have less negotiating power.

With resolution 314/06 (confirmed for the whole 2007 with resolution 73/07), the Authority continued its gradual approach to the method of calculating the effective balancing fees for non-relevant consumption units foreseen once the system is up to speed by article 32 of resolution 168/03, reducing for 2007 the threshold under which mismatches are valued at the market price of the day before (PUN) from 7% to 3%.

Measures regarding the allocation of CIP 6 electricity to the market

As regards the allocation of CIP 6 electricity for 2007, with a decree on December 14, 2006 the Ministry of Productive Activities established an allocation price of 64 euro/MWh for the first quarter of 2007; this price was then updated during the year in accordance with the instructions issued by the Authority for Electricity and Gas depending on the quarterly changes in the price index as per art. 5 of the Ministry of Productive Activities's decree of December 19 2003.

With resolution 82/07 the Authority decided on how these adjustments were to be made, linking the selling price trend to the average PUN calculated on a quarterly basis, with reference to the last quarter of 2006 and the quarter of 2007 prior to the update period.

With a communiqué on December 15, 2006, GSE announced that the total quantity of electricity to be assigned for 2007 amounted to 5,400 MW, of which 35% is reserved for the Sole Buyer, while the rest is to be assigned to free market customers.

Quantitative data

GWh	03.31.07	03.31.06	Change	% 07/06
SOURCES				
AEM				
Net production	**2,548**	**2,901**	**(353)**	*-12.2%*
. Thermoelectric	977	966	11	*1.1%*
. Hydroelectric	374	373	1	*0.3%*
. From Edipower plants	1,197	1,562	(365)	*-23.4%*
Purchases from other producers (1)	1,143	417	726	*174.1%*
Total AEM sources	3,691	3,318	373	*11.2%*
TDE/Edison				
Net production	**6,841**	**6,352**	**489**	*7.7%*
. Thermoelectric	4,992	4,052	940	*23.2%*
. Hydroelectric	268	235	33	*14.0%*
. Wind power	83	79	4	*5.1%*
. From Edipower plants	1,498	1,986	(488)	*-24.6%*
Purchases and exchanges from other producers	1,170	1,673	(503)	*-30.1%*
TOTAL SOURCES TDE/Edison	8,011	8,025	(14)	*-0.2%*
TOTAL SOURCES	**11,702**	**11,343**	**359**	*3.2%*
APPLICATIONS				
AEM				
Sales to eligible customers and wholesalers	2,307	1,305	1,002	*76.8%*
Sales on the Stock Exchange	1,329	1,962	(633)	*-32.3%*
Export	55	51	4	*7.8%*
Total AEM uses	3,691	3,318	373	*11.2%*
TDE/Edison				
Sales to eligible customers and wholesalers	3,915	4,920	(1,005)	*-20.4%*
Sales on the Stock Exchange	1,672	542	1,130	*208.5%*
CIP-6 dedicated production	2,424	2,539	(115)	*-4.5%*
Export	0	24	(24)	*-100.0%*
Total applications TDE/Edison	8,011	8,025	(14)	*-0.2%*
TOTAL USES	**11,702**	**11,343**	**359**	*3.2%*

(1) Excludes purchases by the Sole Buyer for the captive market

In the first quarter 2007, the Group's total electricity output came to 9,389 GWh, to which has to be added purchases of 2,313 GWh, for a total availability of 11,702 GWh.

The availability of electricity was allocated as follows: 6,222 GWh for sale to eligible end-customers, wholesalers and traders, 3,001 GWh for sale on the Power Exchange, 2,424 GWh for sale to GRTN relating to Edison CIP-6 production plant and 55 GWh for sales abroad.

AEM

Thermoelectric and hydroelectric power generation of AEM stations, amounting to 977 GWh and 374 GWh respectively, was in line with the same period last year. The production of the stations owned by Edipower was 23.4% lower: production by its oil-fired plants was maximised during 2006 to cope with the "gas emergency".

Purchases on the Exchange and from third parties came to 1,143 GWh, which was more than in the same period last year. Imports, amounting to 438 GWh (22 GWh in 2006), were the main source of supply, followed by purchases on the Italian Power Exchange for 249 GWh (82 GWh in 2006) and purchases, including withdrawals for negative balancing, from other national operators for 188 GWh (209 GWh in 2006). Lastly, purchases also include 268 GWh of power purchased on foreign markets for resale on those same markets (104 GWh in 2006).

Sales on the Power Exchange in the first three months of 2007 fell by 32.3% compared with the same period last year, while direct sales to eligible end-customers and wholesalers, including sales on foreign markets, went up by 76.8%.

TDE/Edison

As regards the TdE/Edison Group, net output was higher than in first quarter 2006 thanks to the increase in thermoelectric production (+23.2%), which was helped by the start-up of the Torviscosa power station and full availability of the Altomonte power station, and to the increase in hydroelectric (+14.0%) and wind power (+5.1%) production.
The output by the Edipower plants, on the other hand, fell by 24.6%, for the reasons mentioned above.
As part of the source optimisation strategy, these higher outputs made it possible to reduce purchases by 30.1%.

Sales of electricity during the quarter amounted to 8,011 GWh, substantially in line with the same period last year. In particular, there was an increase in sales on non-regulated markets, against which there was a reduction in CIP6 sales.

Income statement figures

Millions of euro	03.31.07	03.31.06	
Revenues from sales	1,219	1,196	23
Gross profit from operations	237	264	(27)
% of Revenues from sales	*19.4%*	*22.1%*	
Depreciation, amortisation and provisions	(99)	(82)	(17)
Profit from operations	138	182	(44)
% of Revenues from sales	*11.3%*	*15.2%*	
Capital expenditure	51	46	5

In the first nine months of 2007, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Electricity sector came to 1,219 million euro, with a gross profit from operations of 237 million euro, which after depreciation, amortisation and provisions of 99 million euro, led to a profit from operations of 138 million euro.

The following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies.

Millions of euro	AEM		Edipower		TDE/Edison		Eliminations		ELECTRICITY	
	03.31.07	03.31.06	03.31.07	03.31.06	03.31.07	03.31.06	03.31.07	03.31.06	03.31.07	03.31.06
Revenues from sales	329	304	54	83	887	893	(51)	(84)	1,219	1,196
Gross profit from operations	69	103	20	21	148	140			237	264
% of Revenues from sales	*21.0%*	*33.9%*	*37.0%*	*25.3%*	*16.7%*	*15.7%*			*19.4%*	*22.1%*
Depreciation, amortisation and provisions	(10)	(8)	(13)	(14)	(76)	(60)			(99)	(82)
Profit from operations	59	95	7	7	72	80			138	182
% of Revenues from sales	*17.9%*	*31.3%*	*13.0%*	*8.4%*	*8.1%*	*9.0%*			*11.3%*	*15.2%*
Capital expenditure	5	9	5	7	41	30			51	46

AEM

Revenues from sales of electricity amounted to 329 million euro, up 8.2% on the same period last year. This trend is mainly due to the higher quantities of electricity sold compared with the first quarter of 2006 (+373 GWh).

The gross profit from operations amounted to 69 million euro, 103 million euro less than the same period last year.
The lower operating result during the quarter was mainly because there was no repeat of the revenues earned in the first quarter of 2006 in connection with the "gas emergency" which saw a significant

contribution to revenues on the secondary markets of the Power Exchange for renewables. And in addition to the gas emergency, there were also non-recurring revenues from the sale of non-gaseous fuels during the quarter in 2006 to Edipower for electricity generation under the "must run" regime. There was also less margin on the programmed markets of the Power Exchange because of the decline in hourly energy prices following the contraction in national demand, largely offset by the positive impact of selling higher quantities of electricity.
There were also lower revenues, compared with the previous quarter, from the sale of "emission trading" certificates, which in the 2006 quarterly figures included the quotas relating to 2005.

Depreciation, amortisation and provisions amount to 10 million euro, in line with first quarter 2006.

As a result of these changes, the profit from operations passed from 95 million euro in 2006 to 59 million euro in 2007.

Capital expenditure amounted to 5.2 million euro in the first quarter under review and concerned: for 4.4 million euro, the hydroelectric plants, and more specifically the completion of the Group 3 generator at the Grosio plant and of the Group 2 at the Premadio plant, the completion of the new Viola Canal, and for 0.8 million euro the thermoelectric production plant.

Edipower

The total volume of electricity produced by Edipower in the first quarter of 2007 amounted to 1,197 GWh, for a decrease of 23.4% compared with the first quarter of last year.

In the first quarter 2007, revenues declined by 35% compared with the same period of last year: production by its oil-fired plants was maximised during first quarter 2006 to cope with the "gas emergency".

Gross profit from operations, amounting to 20 million euro, is in line with the first quarter of 2006.

Net of depreciation, amortisation and provisions of 13 million euro charged during the period, profit from operations comes to 7 million euro, in line with the first quarter of last year.

Edipower's capital expenditure during the first quarter of 2007, of 5 million euro, relate to the continuation of the construction work on the new 800 MW combined cycle unit at the Turbigo (MI) thermoelectric plant and on-site work at the Mese Power Station in the province of Sondrio.

TDE/Edison

In first quarter 2007 proportional consolidation of the results of the TdE/Edison Group (Delmi Group) contributed of 887 million euro to the revenues of the Group's electricity sector, slightly down on first quarter 2006 (-0.7%).
This reduction is essentially due to a contraction in electricity prices.

Gross profit from operations comes to 148 million euro, 8 million euro more than the 140 million euro booked in the first quarter of the previous year.

The improvement in profitability was principally due to an effective policy of optimising the portfolio of sources and applications on non-regulated markets. Indeed, the growth in volumes sold on those markets more than offset the decline in profitability in the CIP6/92 segment.

Profit from operations, after depreciation, amortisation and provisions of 76 million euro, amounted to 72 million euro (8.1% of revenues).

During the period, the share of capital expenditure pertaining to the AEM Group was 41 million euro (including the share pertaining to TdE/Edison of Edipower's capital expenditure, amounting to 6.5 million euro) and concerned, in the thermoelectric field, ongoing investment in the Simeri Crichi (CZ) plant and on repowering the Turbigo (MI) plant.

GAS AND HEAT

The Gas and Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market or its utilisation in the Group thermoelectric power stations. It also includes the production and sale of heat in the form of district heating and heat management services.
In addition to the activities carried out in this sector by the subsidiaries of AEM S.p.A. (AEM Trading S.r.l., AEM Energia S.p.A., AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.), it also includes, for the portion pertaining to the AEM Group, the activities carried on in the Hydrocarbons segment by TdE/Edison Group (Delmi Group) and Plurigas S.p.A.

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **The Gas Division of AEM Trading S.r.l.** handles the purchases of gas that AEM Energia S.p.A. needs for resale. It also handles the purchases of gas needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., for which it looks after the dispatching of the electricity produced, the costs of which are recorded by the electricity chain.

- **The Gas Division of AEM Energia S.p.A.** sells gas to end-customers.

- **The Heat Division of AEM Gas S.p.A.** is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to AEM Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to AEM Calore & Servizi S.p.A.

- **The AEM Calore e Servizi S.p.A.** is involved in selling heat through the district heating networks owned by AEM Gas S.p.A. and in heat management services.

Companies consolidated on a proportional basis

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).** The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison Stoccaggio S.p.A., respectively, which have been included in the Networks and Regulated Markets segment..

- **Plurigas S.p.A.** The company, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., AMGA S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

GAS TRADING

In order to boost trading on the national market for natural gas, Decree 7 of January 31, 2007 (converted into Law 240 of April 2, 2007) established that the authorisations for the import of gas issued by the Ministry for Economic were subject to an obligation to offer a portion of the imported gas, as defined by the Ministry, on the regulated capacity market (the virtual point of exchange).
This decree also lays down that concession holders for the development of national gas deposits have to sell the product of this development on the same regulated capacity market.
To this end, the Authority passed Regulation 56/07 to initiate a process that will define the methods of complying with the obligation to offer gas on the regulated capacity and gas market, also with a view to developing this market.

SALE OF GAS TO END-CUSTOMERS

Tariff regime
In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution 138/03.
The rules laid down in resolution 138/03 are currently being reviewed; the Authority has in fact initiated a procedure, with resolution 297/06, for the development of measures to revise the instructions in article 8, which concern the ways of calculating the price of the variable portion of retail sales.

The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales. There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time. Resolution 206/06 provides for a gradual removal of this mechanism.

With resolution 31/06, the Authority considered that there were not the conditions for changing or revoking the regulatory protection mechanism relating to the price that gas sellers have to offer in accordance with resolution 207/02. With resolution 134/06, from October 1, 2006, the area of tariff protection was limited to domestic customers with consumption of less than 200,000 cm/year.

Following the amendments made by resolution 248/04 to the methods of updating the raw material element as part of the economic conditions for the supply of gas, as well as the expected obligation to include a protection clause in wholesale contracts, the appeals filed by numerous operators to the Lombardy TAR were accepted, with the consequent annulment of resolution 248/04.
The Council of State announced its judgement on March 21, 2006 only with reference to the appeal filed by Hear Trading, accepting the Authority's appeal and rejecting the sentence passed by the Lombardy TAR that cancelled resolution 248/04.
As regards the other appeals, on the other hand, at the hearing on June 6 the Council of State adjourned discussion about the merit of the appeal sentences as it felt it was first necessary to know the decisions of the Plenary Meeting on the questions relating to the admissibility of third-party interventions and oppositions in judgements relating to certain appeals.
A Plenary Meeting of the Council of State met on November 13, 2006 and declared inadmissible, due to formal errors, the appeals by the Authority against the sentences passed by the Lombardy TAR cancelling resolution 248/04 on the request of Gas della Concordia and Anigas.

In light of these events and taking note of the scenario that has come about on international markets, the Authority passed resolution 134/06 which revised the mechanisms for updating the elements to cover the purchase cost of gas laid down in resolution 248/04, starting on July 1, 2006. In particular:

- the threshold of the It index, below which no change is made, was reduced from 5% to 2.5%, making the update mechanism more sensitive to changes in the price of energy materials and to give a more accurate price signal to end-users;
- another level was added to the safeguard clause: changes in the Bt index over 60$/barrel will be reflected 95% in updated prices;
- an upward "step" was introduced in the value of the QE component to cover raw material costs;
- it was reiterated that wholesalers were obliged to renegotiate procurement contracts in accordance with the criteria updating resolution 248/04;
- from October 1, 2006, the protection provided by resolution 138/03 is restricted to domestic customers with a consumption of less than 200,000 m3/year.

With resolutions 65/06, 134/06, 205/06 and 320/06, the Authority provide that those selling to end-customers had to make partial equalisations deriving from the application of the updating methods laid down in resolution 248/04 in place of resolution 195/02 for 2005 and the revision of the variable element relating to the wholesale trading as per article 3 of resolution 248/04 for the quarter October - December 2005.

To resolve the uncertainty caused by the dispute over application of resolution no. 248/04, after a period of consultation, the Authority, with resolution no. 79/07, redefined the economic conditions for the supply of gas for the period January 2005 - June 2006.
In particular:

- for 2005, updates of the economic conditions for the supply of gas laid down in resolution no. 195/02, in force prior to the issuance of resolution no. 248/04;
- for first half 2006, the quarterly update resolutions (nos. 298/05 and 63/06) have been confirmed, based on the criteria in resolution no. 248/04;
- from June 1, 2006, resolution no. 134/06 remains valid;
- there is an obligation to renegotiate natural gas wholesale purchase contracts stipulated after January 1, 2005 and outstanding during the period January 1, 2006 - June 30, 2006, in line with the values defined in the resolution. Sales operators that have complied with these obligations are recognised an amount equal to the corresponding volumes consumed by customers times 50% of the difference that comes from applying the values calculated according to resolution no. 195/02 and those laid down in this latest resolution, for the period January 1, 2006 - June 30, 2006.

Regulation of the sales service

At the end of March 2007, the Authority issued a consultation document for the adoption of certain amendments to resolutions nos. 229/01 (*Adoption of directive concerning the contractual conditions of gas sales to end-customers through local networks of gas pipelines in accordance with art. 2.12.h) of Law 481 of November 14, 1995*), 126/04 (*Approval of the commercial code of conduct for the sale of natural gas to end-customers*) and 168/04 (*Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution, measurement and sale of gas*) in order to introduce, respectively:

- automatic indemnities against non-compliant conduct relating to the billing of consumption on the part of sellers, when there is a change of supplier;
- an extension of the time allowed to exercise the right to change specific clauses of the contract unilaterally so as to permit end-customers to exercise their right to choose another supplier, given the time currently allowed for switching;

- information tools to give end-customers a chance to choose a supplier with greater awareness of who the supplier is.

Quantitative data

(millions of m3)	*03.31.07*	*03.31.06*	*Change*	*% 07/06*
SOURCES				
AEM (1)				
Purchases *				
. From Plurigas	414	495	(81)	-16.4%
. From third parties	14	16	(2)	-12.5%
Total AEM sources	428	511	(83)	-16.2%
TDE/Edison				
Net production	**119**	**149**	**(30)**	**-20.1%**
. Italy	87	94	(7)	-7.4%
. Abroad	32	55	(23)	-41.8%
Purchases *	1,841	2,058	(217)	-10.5%
Total Sources TdE/Edison	1,960	2,207	(247)	-11.2%
TOTAL SOURCES	**2,388**	**2,718**	**(330)**	**-12.1%**

** net of losses*

APPLICATIONS				
AEM (1)				
Sales to end-customers	414	495	(81)	-16.4%
Wholesale	14	16	(2)	-12.5%
Total AEM uses	428	511	(83)	-16.2%
TDE/Edison				
Sales to end-customers	773	1,163	(390)	-33.5%
Sales to thermoelectric plants	1,187	1,044	143	13.7%
Total applications TdE/Edison	1,960	2,207	(247)	-11.2%
TOTAL USES	**2,388**	**2,718**	**(330)**	**-12.1%**

(1) AEM's portion does not include sales to the thermoelectric power stations as AEM Trading handles their gas procurement directly.

In the first quarter of 2007 the total quantity of gas available for the AEM Group came to 2,388 million cubic metres, including 119 million cubic metres produced by Edison, both in Italy and abroad.

The available gas was allocated as follows: 1,201 million cubic metres for sales to end-customers and wholesale deliveries and 1,187 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

AEM

The total volumes sold by AEM S.p.A. and its subsidiaries in the first quarter of 2007 amounted to 428 million cubic metres, a decrease of 16.2% compared with the same period of the previous year. This decrease is linked to lower gas consumption for heating purposes because of the particularly high temperature posted in the first quarter of 2007. For the same reasons, heat volumes also fell, going from 246 thermal GWh in first quarter 2006 to 214 thermal GWh in the quarter under review.

The cogeneration plants owned by AEM Gas S.p.A. produced 23 GWh of electricity (38 GWh in first quarter 2006).

TDE/Edison

Net gas production by AEM's share of the TdE/Edison Group came to 119 million cubic metres, a decrease of 20.1% compared with the first quarter of 2006. This trend was due partly to the reduction in national output because of the natural decline of the gas deposits, and partly to technical problems at the Rosetta gas fields in Egypt..

Procurement has also decreased: imports came to 911 million cubic metres versus 1,125 million cubic metres in the first quarter of 2006, when there was an obligation to maximise imports, whereas national purchases are substantially unchanged in line with the volumes of the first three months of the previous year.

Total volumes sold, which amounted to 1,960 million cubic metres, show a reduction of 11.2% compared with first quarter 2006 because of the mild climate. In particular, sales for civil and industrial uses and to wholesale operators are down on first quarter 2006, whereas sales for thermoelectric uses are up because of the higher thermoelectric output by Edison's plants.

Significant events

The main events during the period affecting the Gas and Heat Division included:

- continuation of works on the Canavese cogeneration plant in Milan, the first step in the "Unified project for the development of a heat pump for urban district heating". In particular, assembly of the first heat pump is currently nearing completion. The plant will produce 90 MWt and will make it possible to provide a district heating service from the thermal year 2007-2008;

- in January 2007, Edison announced that it had signed an Intergovernment Agreement between Italy and Greece for the construction of the IGI Italy-Greece Natural Gas Pipeline between the two countries. The IGI gas pipeline, which is to be built by Edison and Depa, will be connected to the

Turkish network, thus making it possible for Italy and other EU countries to import 8 billion cubic metres of natural gas per year from the Caspian Sea and the Middle East. On the basis of the agreements between the two companies, 80% of the transport capacity will be reserved for Edison, while the other 20% will be for Depa;

- in February 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Norwegian Sea. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators;

- in February 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore;

- in March 2007 Edison announced the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regassified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year Under these agreements, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years.

Income statement figures

Millions of euro	*03.31.07*	*03.31.06*	*Change*
Revenues from sales	840	915	(75)
Gross profit from operations	89	60	29
% of Revenues from sales	*10.6%*	*6.6%*	
Depreciation, amortisation and provisions	(21)	(25)	4
Profit from operations	68	35	33
% of Revenues from sales	*8.1%*	*3.8%*	
Capital expenditure	17	14	4

In the first quarter of 2007, the revenues of the Gas and Heat segment, including AEM's portion of the TdE/Edison Group (Delmi Group), amounted to 840 million euro, with a gross profit from operations of 89 million euro which after depreciation, amortisation and provisions of 21 million euro, led to a profit from operations of 68 million euro.

The following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies.

Millions of euro	AEM		Plurigas		TDE/Edison		Eliminations		GAS AND HEAT	
	03.31.07	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*
Revenues from sales	216	252	128	137	598	629	(102)	(103)	840	915
Gross profit from operations	28	36	4	0	57	24			89	60
% of Revenues from sales	*13.0%*	*14.3%*	*3.1%*	*0.0%*	*9.5%*	*3.8%*			*10.6%*	*6.6%*
Depreciation, amortisation and provisions	(3)	(3)	(0)	(3)	(18)	(19)			(21)	(25)
Profit from operations	25	33	4	(3)	39	5			68	35
% of Revenues from sales	*11.6%*	*13.1%*	*3.1%*	*-2.2%*	*6.5%*	*0.8%*			*8.1%*	*3.8%*
Capital expenditure	7	4	0	0	10	10			17	14

AEM

In the first quarter 2007, net revenues came to 216 million euro compared with 252 million euro in the first quarter of 2006. The reduction in revenues compared with the first quarter of 2006 is mainly due to the lower volumes of gas and heat sold because of the exceptionally mild weather during the period.

The gross profit from operations amounted to 28 million euro, 8 million euro less than the same period of last year. The reduction in gross profit from operations in the gas/heat segment is principally due to the contraction in sales for the reasons mentioned above; to a lesser extent it was also due to the presence in 2006 of non-recurring income in the form of gas equalisation payments relating to prior years. From October 2006, there was also a reduction in the margins made on the sale of electricity produced by the Tecnocity cogeneration plant, as the benefits from the CIP6/92 regime had expired.

Depreciation, amortisation and provisions amounted to 3 million euro, the same as in first quarter 2006.

As a result of these changes, the net profit from operations amounts to 25 million euro (33 million euro in the first quarter of 2006).

Capital expenditure in the period under review amounted to 7 million euro and mainly concerned further development of the district heating networks in Sesto San Giovanni (MI) and in Figino, as well as the progress on the construction of the new cogeneration plant at Canavese in the Municipality of Milan.

Plurigas

During the first quarter of 2007 sales by Plurigas S.p.A. came to a total of 1,191 million cubic metres of gas, a decrease of 13% compared with 1,370 million cubic metres in the same period of the previous year.

Even though revenues decreased by 6.6%, the gross operating results are up on the first quarter 2006. The first quarter 2006 results included the extraordinary costs incurred by the company for the use of strategic stocks because of the "gas emergency".

As a result, gross profit from operations came to 4 million euro, up on the first quarter of last year of 2006, while profit from operations went from -3 million euro in 2006 to 4 million euro in the first three months of 2007.

TdE/Edison

In the first quarter of 2007, the portion of the Gas Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 598 million euro, with a decline of 5% on the first three months of 2006. This decline is principally due to the lower volumes sold because of the exceptionally mild temperatures experienced during the quarter.

Gross profit from operations, however, amounted to 57 million euro, around 33 million euro more than in the same period last year. This result benefited from the renegotiation of the gas price under certain long-term supply contracts and was not affected by a provision made for prudence sake related to Resolution 298/05, with which the AEEG updated gas selling prices for the first quarter of 2006 as per Resolution 248/05.

The profit from operations, after depreciation, amortisation and provisions of 18 million euro (19 million euro in the first quarter of 2006), came to 39 million euro, higher than in the same period of last year.

In the first three months of the year, the portion of capital investment pertaining to AEM amounted to 10 million euro and mainly concerned:

- the opening of new production wells on the Emma field in the Adriatic Sea;
- activities relating to the latest stages of development of the Rosetta concession in Egypt;
- exploration activities in Senegal.

NETWORKS AND REGULATED MARKETS

The Networks and Regulated Markets Division includes the distribution of electricity, its sale only to the captive market and the storage and distribution of natural gas.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Elettricità S.p.A. and AEM Gas S.p.A.) it also includes the AEM Group's portion of the activities involved in the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

In 2006 the following companies were sold: Metroweb S.p.A., Serenissima Gas S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A. As a result, in application of current accounting standards (IFRS 5), the revenues and costs of these companies were shown in a separate line item called "Result of non-current assets due to be sold" in 2006. The following figures do not therefore include these companies' results.

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. The company, through the Public and Traffic lights division, runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. AEM Elettricità S.p.A., Lastly, AEM Elettricità S.p.A. performs procurement and logistic activities, as well as excavation and works coordination for all of the companies in the AEM Group.

- **The Networks Division of AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

Companies consolidated on a proportional basis

- **Edison DG S.p.A.** distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.

- **Edison Stoccaggio S.p.A.** operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 340 million cubic metres of working gas.

The results of these two companies are proportionally consolidated at 50%.

Regulatory and tariff framework

NATURAL GAS DISTRIBUTION DIVISION

Assignment of the gas distribution service

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) provided for a review of the transitional period, as determined by art. 15 of Decree 164/00, according to which the concessions outstanding at the time that Decree 164/00 became effective, for which no expiry was foreseen or, if foreseen, it was longer than the transitional period, these concessions continue until the end of transitional period.

In light of the regulatory uncertainties deriving from this amendment, the rules governing the transitional period for the gas distribution service concessions was revised once again. The legislator has in fact intervened to clarify the current rules once and for all by means of a norm contained in Decree Law 273/05, also known as the "*decreto milleproroghe*" (thousand extension decree) and provided that the transitional period mentioned in article 15.5 of Decree Law 164/00 will be extended to December 31, 2007 and that this deadline be automatically extended to December 31, 2009 if at least one of the conditions mentioned in article 15.7 of the same decree takes place. The local authority granting the concession can extend the transition period by another year for reasons of public interest as specified in para. 69 of law 239/04.

With resolution no. 59/07, the Authority initiated a process for the development of rules regarding control over access to the gas distribution service for replacement in the supply at the redelivery points requested by users of the distribution network ("switching"), as regulated by arts. 14 and 15 of resolution no. 138/04. This measure is designed to reinforce controls over the accessibility of the distribution networks.

With resolution no. 60/07, the Authority launched a process for the drawing up of measures regarding technical and economic conditions for making connections to the gas distribution networks, so as to eliminate the inconsistencies that can currently be found in the different methods applied by distribution companies when determining the technical and economic conditions for new connections.

Tariff regime

The Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period (2004-2008) fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.

The restriction on the revenues of each company has to be calculated on the basis of the parameters already approved by the Authority and applied by the companies in the first regulatory period. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction (the application methods have been defined with resolution 171/05), so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under the standard approach.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;
b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

Hence, with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.

As regards the rate of improvement in productivity, on the other hand, the Authority filed an appeal with the Council of State which rejected it, pointing out that envisaging a steady increase in productivity over time was not in itself illegitimate, as long as it came in at a lower level than the one foreseen for the previous regulatory period.
In compliance with this decision, the Authority passed resolution 218/06 which identifies decreasing rates of improvement in productivity for the thermal years from 2005-2006 to 2007-2008, establishing lower rates of recovery in the second regulatory period than in the first period: the rate of improvement in productivity has therefore been set at 4.8%, 4.6% and 4.4% for the thermal years 2005-2006, 2006-2007 and 2007-2008 respectively.

With resolution 258/06, the Authority approved the distribution tariff options presented by AEM Gas S.p.A. for the thermal years 2005-2006 and 2006-2007, pursuant to resolution 218/06.

POWER DISTRIBUTION AND SALES OF ELECTRICITY TO CAPTIVE CUSTOMERS

Tariff regime
The Authority issued resolution 5/04 issued a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The new tariff regime recognises a rate of return on capital employed of 6.8%. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

The Integrated Text attached to resolution 5/04 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation systems (for which the application methods were defined with resolution 115/05) for distributors relating to:

- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

With reference to the equalisation payments for 2005, AEM Elettricità paid the amounts due on February 28, 2007; it has received the amounts due from Electricity Equalisation Fund on March 31, 2007.

With resolution 203/06, the Authority provided for the updating of the fees for the distribution of electricity for 2007.
Moreover, it is foreseen that the CTR component (to cover the costs relating to the transport service on the national grid for distribution companies) and of the TRAS transmission fee will be applied in exactly the same way during the various hourly bands. As a result, from 2007 the transmission cost

equalisation mechanism is no longer in force. In this regard, resolution 286/06 establishes the coverage of lower revenues earned by distributors as a result of the non-application of the TRAS component to the energy to be used internally for transmission and distribution purposes, given that this component is no longer equalised.

With resolution 275/06, the Authority provided for 2007:

a) to update the components to cover the costs relating to the purchase and sale of electricity for the captive market;
b) to update the fees paid for the service involving the measurement of electricity In this regard, the Authority took into consideration the amount of the investment made by certain companies during the four-year period from 2002 to 2005 in excess of those already recognised, for the endowment of withdrawal points relating to users connected in low tension with electronic meters and remote management systems. The remuneration of such investments will only be recognised to those companies that actually made them. In order to comply with the restriction of a single nation-wide tariff, this objective is being pursued by initiating a procedure for the definition of an equalisation mechanism of the remuneration granted to the low tension measurement service;
c) to update for 2007 the D1, D2 and D3 tariffs destined to low tension domestic customers. The validity of the other domestic options approved for 2006 will be extended to June 30, 2007.

With resolution 312/06, the Authority approved the tariff options for 2007 proposed by AEM Elettricità.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to Enel for the network that was sold. With resolution 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and suspended the preliminary activities relating to the specific company equalisation system until this process has been settled.

On January 18, 2007, the Authority distributed a consultation document to operators regarding the reform of the tariff system for the supply of low voltage electricity to residential users in view of the fact that the power market is about to be opened up completely to competition from July 1, 2007.
The document also makes a number of proposals designed to protect those that are in difficulty for economic or health reasons (the so-called "social tariff"). Parliament still has to decide how these benefits to customers in difficulty are to be funded.

Measurement of electricity consumption

With resolution 292/06, following consultation with operators, the Authority defined the new obligations for distributors regarding the installation of electronic meters that permit remote management of low tension withdrawal points.

The measure provides for meter installation to be completed by the end of 2011, following the four phases that lead to gradual coverage of all low tension withdrawal points.

In consideration of these obligations, for the regulation period 2008-2011 the Authority will review the fee granted for the measurement service to ensure coverage of the costs incurred by those that have effectively made the investments for installing electronic meters and remote management systems at the premises of low tension users.

Penalties will be applied if the objectives are not met. The amount of the penalties will be quantified at a later stage.

Lastly, the Authority envisages forms of incentives to use systems of remote management of the electronic meters for the registration of low tension customers involved in power cuts, as foreseen by resolution 122/06.

With resolution no. 40/07 the Authority initiated a procedure to evaluate the impact of distributed power generation on the electricity system in order to update the regulatory framework. As part of this process, two consultation documents have been distributed, concerning:

- ✓ technical and economic conditions for connecting power generation plants to the electricity grids with an obligation to connect for third parties with a nominal voltage of less than or equal to 1 kV.
- ✓ measurement of the electricity produced by generation plants, for the purpose of implementing incentive schemes to encourage the development of renewable sources and high-yield cogeneration.

Other measures

On March 12, 2007 the Authority issued a consultation document regarding the definition of rules governing relationships between the various players operating in the deregulated power market, with particular reference to:

- ✓ cases of withdrawal by the end-customer from the contract with the previous seller or switching;
- ✓ the availability of the data needed for the sellers in the various stages of their contractual relationships with end-customers;
- ✓ regulation of the economic aspects of the transport and dispatching services;
- ✓ the transfer of information.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005 - 2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the energy distributed. Not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

"Energy efficiency certificates" (or white certificates) will be assigned by GME as an attestation of the energy savings (measured in tonnes of oil equivalent, *toe*) achieved as a result of the projects carried out.

In order to achieve the objective, these certificates can also be purchased from third parties, in toto or in part, through bilateral negotiations or in a specific market.

With resolution no. 18/07 the Authority amended the estimates contained in the standardised evaluation schedules adopted with resolutions 234/02 and 111/04, relating to the quantification of the energy savings achieved by:

- ✓ replacing incandescent lamps with compact fluorescent lamps with a built-in power supply;
- ✓ installing low-flow (EBF) shower heads in houses;
- ✓ installing aerated jet breaker filters in taps for homes,

eliminating the need for purchase coupons to establish a right to them.

Tariff grant

With resolution 219/04, the Authority decided on the standard tariff contribution (100 euro per *toe* saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the methods of applying for the contribution, which were explained in further detail in resolution 98/06. This resolution also defined the criteria and methods for the verification, by May 31 of each year, that those obliged have achieved their specific energy savings objectives in accordance with the ministerial decrees of July 2004.
In September 2006, the Authority announced that this amount would remain the same for 2007.

AEM Gas and AEM Elettricità have received grants from the Electricity Equalisation Fund of 298,100 euro and 282,700 euro respectively, pursuant to resolution 13/07.

Sanctions

In a communication sent on December 29, 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract.
The sanctions will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract".

Energy savings objectives for the years 2006 and 2007

With resolution 293/06 the Authority set the energy savings targets for 2007.
The specific target for AEM Gas S.p.A. came to 14,176 toe.
The specific objective for AEM Elettricità S.p.A. came to 11,083 toe.

Energy efficiency certificates earned

Thanks to the energy saving projects realised in the period 2001-2005 and in 2006:

- ✓ AEM Gas S.p.A. has to date obtained recognition for around 6,000 certificates, which is sufficient to cover the 2005 target and part of the 2006 target;
- ✓ AEM Elettricità S.p.A. has to date obtained recognition for around 9,800 certificates, which is more than sufficient to cover the 2005 and 2006 targets.

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures for deregulation (including distribution and measurement) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the chains.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". Functional unbundling is

obligatory from January 1, 2008, except for the separation between distribution and measurement (which will start in 2010 for the electricity sector and in 2012 for the gas sector).

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay.

Quantitative data

	03.31.07	*03.31.06*	*Change*	*% 07/06*
AEM				
Electricity distributed (GWh)	1,882	1,926	(44)	-2.3%
Electricity sold to captive customers (GWh)	1,021	1,184	(163)	-13.8%
Natural gas distributed (in millions of cubic meters)	480	613	(133)	-21.7%
TdE/Edison				
Natural gas distributed (in millions of cubic meters)	51	66	(15)	-22.7%

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in the first quarter of 2007 amounted to 1,882 GWh, a decrease of 2.3% on the same period of the previous year. The amount of electricity sold to captive customers fell by 13.8%, coming in at 1,021 GWh.

During the first three months of 2007 the Group distributed 531 million cubic metres of gas to customers connected to its distribution network. These figures also include the 50% share relating to the distribution activities of Edison, equal to 51 million cubic metres. The gas distributed in the Milan area and in neighbouring municipalities amounted to 480 million cubic metres, with a decrease versus the same period of last year, due to lower consumption of gas for domestic heating caused by the mild temperatures in the first quarter of 2007.

Income statement figures

Millions of euro	*03.31.07*	*03.31.06*	*Change*
Revenues from sales	189	217	(28)
Gross profit from operations	53	63	(10)
% of Revenues from sales	*28.0%*	*29.0%*	
Depreciation, amortisation and provisions	(21)	(16)	(5)
Profit from operations	32	47	(15)
% of Revenues from sales	*16.9%*	*21.7%*	
Capital expenditure	31	15	16

In the first quarter 2007, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Networks and Regulated Markets sector came to 189 million euro, with a gross profit from operations of 53 million euro, which after depreciation, amortisation and provisions of 21 million euro led to a profit from operations of 32 million euro.

The following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies.

Millions of euro	AEM		TdE/Edison		Eliminations		NETWORKS AND REGULATED MARKETS	
	03.31.07	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*
Revenues from sales	182	209	7	8			189	217
Gross profit from operations	48	57	5	6			53	63
% of Revenues from sales	*26.4%*	*27.3%*	*71.4%*	*75.0%*			*28.0%*	*29.0%*
Depreciation, amortisation and provisions	(19)	(15)	(2)	(1)			(21)	(16)
Profit from operations	29	42	3	5			32	47
% of Revenues from sales	*15.9%*	*20.1%*	*42.9%*	*62.5%*			*16.9%*	*21.7%*
Capital expenditure	15	14	16	1			31	15

AEM

Turnover in the first three months of 2007 comes to 182 million euro (209 million euro in the corresponding period of 2006). The various divisions contributed as follows:

- distribution and sale of electricity to captive customers: 137.7 million euro, lower than 158.7 million euro in the first quarter of 2006 mainly due to the lower quantity of electricity sold to captive customers following the progressive liberalisation of the market;

- distribution of gas: 37.7 million euro (44.2 million euro in first quarter 2006). The main reason for this decrease in revenues was the lower quantities distributed in the first quarter of 2007 because of the exceptionally mild weather. Moreover, in the first quarter of 2006, revenues were calculated on the basis of the tariffs application to the previous thermal year (2004-2005) as the new tariffs were only approved by the Authority for Electricity and Gas in the last quarter of the year, in time for them to be reflected in the financial statements at December 31, 2006;

- urban illumination and traffic light services: 6.1 million euro, in line with the first quarter of the previous year.

Gross profit from operations in the first quarter of 2007 amounted to 48 million euro, 15.8% lower than the same period last year.
The various areas of activity contributed to this figure as follows:

- distribution and sale of electricity only to captive customers of electricity: 22.4 million euro (24.4 million euro in first quarter 2006). The lower profitability of the quarter is mainly due to the out-of-period income booked in 2006, which related to the general equalisation balances for 2004;

- distribution of gas: 24.7 million euro, down on 32.4 million euro in the first quarter of 2006 due to lower sales of gas for the reasons mentioned above;

- public illumination and traffic light services: 0.7 million euro, a slight increase compared with the 0.3 million euro in the first quarter of 2006.

Depreciation, amortisation and provisions amount to 19 million euro, which is higher than the 15 million euro in the first quarter of 2006, because of the redefinition of the depreciation plan for meters following the obligation introduced by resolution AEEG 292/06 to install new electronic meters at the redelivery points of electricity supplied to end-customers; the figure also reflects higher provisions for bad and doubtful accounts.

As a result, the profit from operations came to 29 million euro, which is down on the same period last year.

Capital expenditure amounted to 15.2 million euro and mainly concerned:

- development and maintenance work on the plants in the electricity distribution division for 9.8 million euro, which relate to the connection of new users, expansion and refurbishment of the medium and low tension network, maintenance work on the primary and secondary plants and the modernisation of internal plants; the remote management system is also being developed and the first electronic meters are being installed at users' premises;

- development and maintenance work in the gas distribution area for 5.4 million euro, which mainly concerned connecting new users, as well as replacing medium and low pressure underground tubes, risers and measuring devices.

TdE/Edison

In first quarter 2007 the Networks and Regulated Markets sector of AEM's share of the TdE/Edison Group turned in revenues of 7 million euro, with a gross profit from operations of 5 million euro.

The profit from operations, after depreciation, amortisation and provisions of 2 million euro, came to 3 million euro.

Capital expenditure during the first three months of the year amounted to 16 million euro and relate principally to:

- construction of the Cavarzere-Minerbio gas pipeline;
- upgrading the Collalto storage facility.

WASTE & POWER

Waste & Power includes the activities carried on by the Ecodeco Group. The Ecodeco Group builds, runs and transfers to other territorial operators integrated systems for the disposal of waste by valorising material and energy. The Group's business can be split into three areas:

Industrial waste

The Group's handles industrial waste, looking after the treatment, disposal and recovery of such waste by means of innovative systems, such as:

- the thermal destruction of both harmful and unharmful special waste materials with energy recovery;
- inertisation of cinders and dross from combustion plants;
- the recovery of biological sludge in agriculture.

Urban waste

The activity in the field of urban waste is characterised by systems for the valorisation of the residual portion left after differentiated refuse collection.

Consumers do in fact produce a residual portion of urban waste that still has a high energy content. If the disposal system makes it possible to valorise the energy contained in the residual portion, the territory in which it is produced can be considered a "Secondary Energy Basin". The size of the Secondary Energy Basins is modest: if used for electricity generation, they can produce 2.5% of the power used in that territory. Ecodeco has developed an integrated system of plants to overcome the inefficiencies deriving from the low energy potential of these Basins: the ITS – Intelligent Transfer Station and two alternative sub-systems, Waste&Power and NEW-Natural Energy from Waste.

ITS is a plant with a low environmental impact, in which the water contained in the residual portion of the refuse is evaporated using the energy contained in the portion subject to putrefaction, with a weight loss of around 30%. This results in a dry, odourless intermediate material, called Amabilis, which has a high thermal value. The Amabilis obtained in this way can be used in the two sub-systems, Waste&Power and NEW.

The Waste&Power sub-system consists of free-standing or integrated thermoelectric plants that use the Amabilis produced in various Basins as secondary fuel for the production of electricity. Being a fuel that is easy to transport and store, Amabilis makes it possible to overcome the size limitation of the Basins by increasing the net production of electricity from the residual portion of the waste.

The NEW sub-system, on the other hand, separates Amabilis into two parts:

- a polymer-enriched portion that is used as a secondary fuel in cement plants;
- a methane-enriched portion that produces biogas that can be used to produce electricity.

Systems for territorial operators

In recent years, the Ecodeco Group has made considerable investments in the research and development of its innovative plants. As more and more of the Group's plants come into service, an interesting network of collaboration with territorial operators in Italy and abroad has been created, which has boosted that side of the business involved in the design and construction of plants for third parties. These systems today represent an area of significant business not only for the contracts currently being implemented in the United Kingdom and Spain, but above all for potential future developments.

Regulatory and tariff framework

To date in Italy, Decree 22 of February 5, 1997, the so-called "Ronchi Decree", represents the national framework law on waste.
This decree implemented EC directives 91/156/CEE on waste, 91/689/CEE on dangerous waste and 94/62/CE on packaging materials; it also revoked most of the pre-existing regulations, making profound changes to the law in this area.

Since April 29, 2006, the date when Decree 152 of April 3, 2006 "Rules on environmental matters" came into effect, Italy's waste regulations have been drastically transformed. The new legislation (also known as the Environment Consolidation Act), which implements Law 308 of December 15, 2004 "Mandate to the Government for the reform, coordination and integration of legislation regarding the environment ", has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree as regards the regulation of waste.

The Ronchi Decree
The Ronchi Decree, and its various amendments, set out to ensure a high level of protection for the environment, while safeguarding the health of the population. Unlike the preceding legislation, the Ronchi Decree addressed not only the problems related to waste disposal, but also the question of waste management as a whole: waste collection, transport, recovery and disposal, as well as control over these operations and control over refuse dumps and disposal plants after they have been closed.

The following provisions are of particular importance to the Group's activity:
- classification of waste: waste is classified as urban or special according to its origin and as dangerous or non-dangerous according to its danger level;
- revision of the planning system: The general principle introduced by the decree establishes that it is up to the Authority to encourage a reduction in the final quantity of waste to be disposed of by promoting the reuse, recycling and recovery of material and energy. Waste disposal has to be carried out in conditions of safety and constitutes the residual phase of waste management;
- definition of the responsibilities of the State, Regions and Provinces: the State is responsible, among other things, for defining the general criteria for Integrated Waste Management and for laying down basic policy for the organisation and implementation of differentiated waste collection. Integrated Waste Management is based on the Optimal Territorial Ambits (OTA), which are defined as areas that are meant to achieve self-sufficiency in the disposal of urban waste. The Regions are responsible, among other things, for preparing and updating a Regional Waste Management Plan and for regulating the various activities that waste management involves. The Provinces are responsible for planning and organising waste disposal at a provincial level, the organisation of differentiated waste collection based on the OTAs, as well as for controlling the various urban waste management activities, especially differentiated collection, according to the objectives that have to be achieved by the OTA.
- new rules for plant construction and management: the opportunity to choose between two different procedures is meant to act as an incentive to recover waste: ordinary procedures and simplified procedures from a bureaucratic and administrative point of view. As regards the ordinary procedures, those that intend to build new waste disposal or recovery plants, including those for dangerous waste, have to apply to the Region, which evaluates and, if possible, approves the project. In any case, the simplified procedures have to guarantee a high level of environmental protection and are applied exclusively to certain types of operations and certain types of waste. In particular, the thermal treatment activities to gain access to the simplified procedures have to comply with the following characteristics:
    - they have to use fuels derived from urban or special waste materials identified by type;

    - they have to respect emission limits that are no less restrictive that those established for waste incinerators;
    - they have to ensure transformation of a minimum quota of the waste's calorific power into energy that can be used.
- the National Waste Observatory has to be set up to ensure implementation of the rules laid down by the Ronchi Decree, particularly the objectives of reducing the quantity and dangerousness of waste materials and the efficiency, effectiveness and economicity of waste management, packaging materials and packaging waste, as well as the protection of public health and the environment;
- Packaging and packaging waste management.

The Environment Consolidation Act

The new rules on waste management are contained in "Part Four" of Decree 152 of April 3, 2006. The most important aspects compared with the Ronchi Decree are as follows:

- there is a limitation - not foreseen in the Ronchi Decree - on the field of application of the rules on waste up to completion of the recovery operations. Completion takes place when the substances, materials and objects obtained can be used in an industrial process or marketed as Secondary Raw Materials (SRM), fuel or products for sale. Also excluded from application of the rules on waste are materials, substances and objects that already have the characteristics of SRM, fuel or products, without requiring any transformation.
- setting up a National Authority to act as a watchdog over water resources and waste materials, which guarantees and supervises compliance with the principles and pursuit of the aims contained in part IV of the Decree, with particular reference to the transparency of the procedure for contracting out services. This Authority takes over all of the functions already assigned by the Ronchi Decree to the National Waste Observatory, which continues to operate on a transitional basis;
- reorganisation of the Optimal Territorial Ambit (OTA) for the management of urban waste and the constitution of an Ambit Authority with legal status in each OTA. It will have transferred to it the responsibilities currently held by local government agencies, the organisation and the contracting out of the integrated waste management service;
- administrative simplification by introducing a single authorisation for waste disposal and recovery plants. The Ronchi Decree, on the other hand, provided for two: one for the construction of the plant and another for running it. There are also facilitations for companies with ISO/EMAS certification, not only as regards financial guarantees, already foreseen in the Ronchi Decree, but also as regards approval renewals;
- a limitation on the possibility of assimilating special waste with urban waste for collection and disposal purposes. While the Ronchi Decree attributed responsibility for this kind of assimilation to the municipalities, governed by suitable regulations, the Environment Consolidation Act says that it is up to the State, limiting it to entities and firms with specific size characteristics.

Of the previous regulatory framework, the Consolidation Act leaves in force the technical rules established under the Ronchi Decree, which has now been repealed.

Eighteen decrees implementing the Consolidation Act were issued on May 2, 2006.

With a communication published in the Official Gazette no. 146 of June 26, 2006, the Environment Ministry announced that seventeen of these decrees had not been registered by the Court of Accounts, as they had not been sent to it in advance for the control foreseen by art. 3.1 of Law 20/1994, with the result that they did not have any legal effect.

On June 30, 2006 the Council of Ministers approved on first reading a legislative decree with amendments and integrations to the Consolidation Act, which provides for the rules on water and waste contained in the Act to be rewritten by November 30, 2006.

Law 228 of July 12, 2006 which converted Decree 173/2003 (the so-called. "*decreto milleproroghe*" or thousand extension decree) postponed the introduction of the VIA rules envisaged by the Consolidation Act from January 31, 2007 to July 31, 2007.
On August 31, 2006, the Council of Ministers gave its definitive approval to the first legislative decree amending the Consolidation Act. This decree lays down that the Consolidation Act is to be corrected by January 31, 2007 and that the Water Resources and Waste Supervisory Authority is to be suppressed.

On July 3, 2006 the European Commission announced that it was reporting Italy to the European Court of Justice for the excessively restricted definition of "waste" given in the Consolidation Act, which excludes from the waste system HQ FFW (high quality fuel from waste), metal scrap and other types of waste used by the steel and metallurgy industry. Therefore, on October 12, 2006, the Council of Ministers approved at first reading a second legislative decree to amend the Consolidation Act, changing the definitions of waste, secondary raw material and by-product. It is now being examined by the competent Commissions of the Chamber of Deputies and the Senate, as well as by the State-Regions Conference.

On March 29, 2007, during the Unified Conference, agreement was reached on a new wording of the Decree so as to incorporate certain amendments that emerged during the course of the debate and to have it approved soon after.

On November 8, 2006, Decree 284 amended the Consolidation Act with special reference to the extension of the Basin Authorities, reconstitution of the Water Resources and Waste Supervisory Authority and of the National Waste Observatory.

Further amendments to the Consolidation Act were made by Law 296 of December 27, 2006, (the 2007 Budget Law):

- the Region has been delegated the task of achieving significant cost savings in the management of waste at Optimal Territorial Ambit (OTA) level, with reference to those OTAs that do not ensure differentiated collection of urban waste equal to the following minimum percentages:
    - at least 40% by December 31, 2007;
    - at least 50% by December 31, 2009;
    - at least 60% by December 31, 2011;

- article 229.6 of Decree 152/2006, which allowed FFW (fuel from waste) and HQ FFW (high quality fuel from waste) to benefit from the incentives provided under article 17.1 of Decree 387 of December 29, 2003, has been revoked;
- the government funding and incentives for the promotion of renewable sources can only be granted for the production of electricity from renewable sources as defined in article 2 of EC Directive 2001/77/CE (wind, solar, geothermal, wave, sea current, rainfall, biomass, landfill gas, gas from purification processes and biogas). This directive defines biomass as the biodegradable part of products, waste and residues produced by agriculture (including vegetable and animal substances), forestry and related industries, and the biodegradable part of industrial and urban refuse.
- This is without prejudice to the funding and incentives granted under previous legislation to plants already authorised and effectively under construction, including the conventions adopted by resolution of the Interministerial Price Commission on April 12, 1992 (CIP 6) to support similar energy sources;

- the Minister for Economic Development has to redefine in a later decree the amount and duration of the support given to similar non-renewable energy sources used by plants already built and in operation, in compliance with the general principles of the Italian legal system, with a view to reducing the charges borne by electricity prices and eliminate any economic advantages that are not specifically motivated and in line with the EC Directive;
- the right to receive green certificates for the electricity produced by using non-biodegradable components of waste has been eliminated by revoking the provisions of Decree 387/03, which permitted this form of incentive.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 was published with a view to identifying specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of dumps: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits).

Law 296/2006 extended from December 31, 2006 to December 31, 2007 the deadline for being able to dump the types of waste listed in Decree 36/2003.

Quantitative data

During the first quarter of 2007 the Ecodeco Group disposed of 270 thousand tonnes of refuse and produced 43.4 GWh of electricity with its own plants.

Income statement figures

As explained in the chapter entitled "Consolidation policies and procedures", from January 1, 2006 to March 31, 2006, 30% of the Ecodeco Group's result was consolidated according to the equity method, whereas from April 1, 2006, the Ecodeco Group was fully consolidated (line by line) as the rights deriving from the call option held by AEM S.p.A. are considered "potential voting rights" in accordance with IAS 27.

The following are the figures for the first quarter of 2007.

Millions of euro	*03.31.07*
Net revenues	38
Gross profit from operations	16
% of Net revenues	*42.1%*
Depreciation, amortisation and provisions	(8)
Profit from operations	8
% of Net revenues	*21.1%*
Capital expenditure	1

During the period, the Waste & Power Division turned in revenues of 38 million euro, with a gross profit from operations of 16 million euro (42.1% of sales).

These revenues include, among other things, 26 million euro from the provision of services involving dump management and waste treatment and disposal, 9 million euro from the sale of electricity and 3 million euro under long-term contracts.

The profit from operations, after depreciation, amortisation and provisions of 8 million euro, came to 8 million euro.

Capital expenditure of 1 million euro mainly relates to revamping the waste treatment plant at Montanaso, carrying out work on property and building new lots for Group refuse dumps.

SERVICES

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this sector by AEM S.p.A. and by its subsidiaries AEM Service S.r.l., AEM Energia S.p.A., AEM Trading S.r.l. and Delmi S.p.A., the Services Division also includes the AEM Group's portion of the activities relating to the Corporate area of the Edison Group and Transalpina di Energia S.r.l., the parent company of Edison S.p.A.

In particular, the companies or activities included in this segment are:

AEM S.p.A. and its subsidiaries

- **The Corporate Division of AEM S.p.A.** is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group.
  It also provides the subsidiaries and some of its associated companies with administrative, financial, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

- **Delmi S.p.A.** is a 51% subsidiary of AEM S.p.A., which holds 50% of Transalpina di Energia S.p.A., the parent company of Edison S.p.A. It acts solely as a holding company.

Companies consolidated on a proportional basis

- **Corporate Division of the TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% (just for the first quarter of the year) and relate to the activities of Transalpina di Energia S.r.l. (50% held by Delmi S.p.A. and 50% by WGRM Holding 4 S.p.A. (a company of the EDF Group), and which in turn controls 71.2% of Edison S.p.A. It also includes the activities of the investment holding companies and property companies.

Income statement figures

Millions of euro	*03.31.07*	*03.31.06*	*Change*
Net revenues	32	30	2
Gross profit from operations	(9)	(11)	2
Depreciation, amortisation and provisions	(5)	(4)	(1)
Profit from operations	(14)	(15)	1
Capital expenditure	3	1	2

The Services Division made a negative contribution of 9 million euro to the gross profit from operations and one of 14 million euro to the profit from operations.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis.

Millions of euro	AEM		TdE/Edison		Eliminations		SERVICES	
	03.31.07	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*	*03.31.07*	*03.31.06*
Revenues	26	25	6	5			32	30
Gross profit from operations	0	(2)	(9)	(9)			(9)	(11)
Depreciation, amortisation and provisions	(4)	(3)	(1)	(1)			(5)	(4)
Profit from operations	(4)	(5)	(10)	(10)			(14)	(15)
Capital expenditure	3	1	0	0			3	1

AEM

The gross profit from operations of the AEM Group is slightly better than the same period last year, mainly thanks to a reduction in fixed costs. The profit from operations, on the other hand, is in line with the first quarter of 2006.
Capital expenditure, 3 million euro, principally concerned work on IT systems and buildings.

TdE/Edison

In first quarter 2007 the Services Division of the TDE/Edison Group pertaining to the AEM Group showed a gross loss from operations of 9 million euro, in line with the result of the previous quarter.

OTHER ACTIVITIES

These relate solely to the activity carried on by the TDE/Edison Group through International Water Holding BV (IWH), a joint venture that operates internationally in the development and management of water distribution and treatment projects. These activities contributed 1 million euro to the Group's profit from operations.

Financial statements of the parent company AEM S.p.A.

AEM S.P.A.

BALANCE SHEET (Amounts in euro)	03/31/2007	%	12/31/2006	%	03/31/2006	%
ASSETS						
NON-CURRENT ASSETS						
PROPERTY, PLANT AND EQUIPMENT	888,255,260		891,808,644		884,887,575	
INTANGIBLE ASSETS	17,995,599		19,650,925		22,766,455	
INVESTMENTS	2,736,012,862		2,736,407,184		2,829,254,952	
OTHER NON-CURRENT FINANCIAL ASSETS	421,142,414		381,789,274		269,254,463	
DEFERRED TAX ASSETS	70,429,642		69,990,965		64,603,782	
OTHER NON-CURRENT RECEIVABLES	240,945		240,030		216,248	
TOTAL NON-CURRENT ASSETS (A)	**4,134,076,722**	**94.64**	**4,099,887,022**	**94.10**	**4,070,983,475**	**86.93**
CURRENT ASSETS						
INVENTORIES	635,745		715,667		677,642	
CURRENT FINANCIAL ASSETS	45,602,652		93,111,584		207,395,831	
CURRENT DERIVATIVES	24,831,899		27,168,008		33,962,454	
TAXES RECEIVABLE	1,569,781		3,660,942		1,013,151	
TRADE AND OTHER RECEIVABLES	139,508,493		126,129,951		310,975,011	
CASH AND CASH EQUIVALENTS	10,480,331		5,003,549		27,531,663	
OTHER CURRENT ASSETS	11,482,409		779,979		12,494,897	
TOTAL CURRENT ASSETS (B)	**234,111,310**	**5.36**	**256,569,680**	**5.89**	**594,050,649**	**12.69**
NON-CURRENT ASSETS HELD FOR SALE			**500,000**	**0.01**	**17,921,155**	**0.38**
TOTAL ASSETS (A+B+C)	**4,368,188,032**	**100.00**	**4,356,956,702**	**100.00**	**4,682,955,279**	**100.00**
SHAREHOLDERS' EQUITY AND LIABILITIES						
SHAREHOLDERS' EQUITY						
Share capital	936,024,648		936,024,648		936,024,648	
(Treasury shares)	-25,072,459		-25,072,459		-22,756,324	
Legal reserve	93,559,331		93,559,331		85,152,316	
Other reserves	1,276,350,833		1,069,339,491		1,083,074,479	
Net profit for the year			176,702,774			
Net loss for the period	-2,448,701		-		12,429,319	
Total shareholders' equity (D)	**2,278,413,652**	**52.16**	**2,250,553,785**	**51.65**	**2,093,924,438**	**44.71**
LIABILITIES AND EQUITY						
NON-CURRENT LIABILITIES						
Medium/long-term financial liabilities	1,147,247,410		1,333,407,614		1,190,968,249	
Deferred tax liabilities	81,275,305		69,528,978		66,057,283	
Employee benefits	106,327,047		106,428,768		94,950,886	
Provisions for risks	73,390,054		71,898,694		62,885,133	
Other non-current liabilities					95,616,807	
Total non-current liabilities (E1)	**1,408,239,816**	**32.24**	**1,581,264,054**	**36.29**	**1,510,478,358**	**32.25**
CURRENT LIABILITIES						
Trade and other payables	211,349,071		240,676,674		149,449,975	
Tax liabilities	47,844,663		13,856,190		88,135,353	
Short-term financial liabilities	411,304,122		264,392,274		829,601,939	
Other current liabilities	11,036,708		6,213,725		11,365,216	
Total current liabilities (E2)	**681,534,564**	**15.60**	**525,138,863**	**12.05**	**1,078,552,483**	**23.03**
Total liabilities (E)	**2,089,774,380**	**47.84**	**2,106,402,917**	**48.35**	**2,589,030,841**	**55.29**
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE		-	-	-	-	-
TOTAL LIABILITIES AND EQUITY (D+E+F)	**4,368,188,032**	**100.00**	**4,356,956,702**	**100.00**	**4,682,955,279**	**100.00**

AEM S.P.A.
INCOME STATEMENT
(Amounts in euro)

	01/01/2007 03/31/2007	%	01/01/2006 03/31/2006	%	01/01/2006 12/31/2006	%
REVENUES						
REVENUES FROM SALES	1,128,466	1.31	833,929	1.07	6,843,701	2.12
REVENUES FROM SERVICES	36,407,183	42.18	29,535,082	37.89	145,263,275	45.07
OTHER OPERATING INCOME	48,771,617	56.51	47,575,372	61.04	170,209,248	52.81
OTHER NON-RECURRING INCOME						
TOTAL REVENUES	**86,307,266**	**100.00**	**77,944,383**	**100.00**	**322,316,224**	**100.00**
OPERATING COSTS						
RAW MATERIALS AND CONSUMABLES USED	3,842,577	4.45	655,660	0.84	3,863,071	1.20
SERVICES USED	22,050,618	25.55	21,967,135	28.18	97,298,714	30.19
OTHER OPERATING COSTS	6,742,692	7.81	5,626,532	7.22	24,176,782	7.50
TOTAL OPERATING COSTS	**32,635,887**	**37.81**	**28,249,327**	**36.24**	**125,338,567**	**38.89**
LABOUR COSTS	**12,589,271**	**14.59**	**12,781,945**	**16.40**	**66,951,213**	**20.77**
GROSS PROFIT FROM OPERATIONS	**41,082,108**	**47.60**	**36,913,111**	**47.36**	**130,026,444**	**40.34**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**13,563,430**	**15.72**	**10,801,516**	**13.86**	**56,373,827**	**17.49**
NET PROFIT FROM OPERATIONS	**27,518,678**	**31.88**	**26,111,595**	**33.50**	**73,652,617**	**22.85**
OTHER GAINS (LOSSES) ON DERIVATIVES	**(2,941,109)**	**(3.41)**	**18,482,318**	**23.71**	**23,598,469**	**7.32**
NON-RECURRING GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	**479,673**	**0.56**			**337,290**	**0.10**
FINANCIAL CHARGES	**20,090,173**	**23.28**	**18,044,792**	**23.15**	**75,746,692**	**23.50**
INCOME (LOSSES) FROM FINANCIAL ASSETS	**1,704,562**	**1.97**	**2,511,353**	**3.22**	**135,675,137**	**42.09**
DIVIDEND INCOME	412,927	0.48			126,860,851	39.36
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS	178,090	0.21	81,262	0.10	419,349	0.13
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	1,106,483	1.28	2,427,345	3.11	8,402,835	2.61
EXCHANGE GAINS AND LOSSES	7,062	0.01	2,746	0.00	(7,898)	(0.00)
TOTAL FINANCIAL COSTS	**(20,847,047)**	**(24.15)**	**2,948,879**	**3.78**	**83,864,204**	**26.02**
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	**(8,500)**	**(0.01)**			**(2,733,010)**	**(0.85)**
OTHER NON-OPERATING COSTS	(3,273,501)	(3.79)				
PROFIT BEFORE TAX	**3,389,630**	**3.93**	**29,060,474**	**37.28**	**154,783,811**	**48.02**
INCOME TAX EXPENSE	**5,838,331**	**6.76**	**10,479,172**	**13.44**	**20,083,358**	**6.23**
PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**(2,448,701)**	**(2.84)**	**18,581,302**	**23.84**	**134,700,453**	**41.79**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE			**(6,151,983)**	**(7.89)**	**42,002,321**	**13.03**
NET PROFIT (LOSS)	**(2,448,701)**	**(2.84)**	**12,429,319**	**15.95**	**176,702,774**	**54.82**

AEM S.P.A.
CASH FLOW STATEMENT

(Amounts in euro)

	03/31/2007	12/31/2006	03/31/2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**5,003,549**	**13,542,725**	**13,542,725**
Operating activities			
Net result for the period	(2,448,701)		12,429,319
Net result for the year		176,702,774	
Non-monetary flows			
Depreciation of property, plant and equipment	11,194,318	41,395,089	9,251,612
Amortisation of intangible assets	962,753	4,792,930	924,264
Writedowns (Writebacks) of investments		6,151,983	
Change in provisions for employee benefit provisions	(101,721)	13,826,436	2,348,554
Change in other risk provisions	1,491,360	8,933,917	(79,644)
Change in deferred tax liabilities	11,746,327	8,118,702	4,647,007
Change in working capital:			
Change in trade receivables and other short-term receivables	(10,913,071)	5,224,920	(2,584,716)
Change in inventories of materials	79,922	(1,018)	37,007
Change in trade payables and other short-term payables	25,915,054	(73,795,133)	21,138,991
Change in liabilities to related parties	(16,431,201)	7,156,620	(3,956,740)
Change in assets to related parties	(11,016,002)	93,895,404	(80,217,351)
Future net cash flows from operating activities	**10,479,038**	**292,402,624**	**(36,061,698)**
Investing activities			
Capital expenditure in property, plant and equipment	(7,649,434)	(51,301,860)	(8,909,304)
Capital expenditure in intangible assets	692,573	(7,661,521)	(6,908,385)
Disposal of property, plant and equipment	8,500	3,328,010	
Investments	(39,358,470)	(147,742,000)	(21,721,389)
Sale of investments	399,322	147,754,713	
Other changes in investments		500,000	24,073,138
Purchase and sale of treasury shares	0	(2,316,135)	0
Future net cash flows absorbed by investment activities	**(45,907,509)**	**(57,438,793)**	**(13,465,940)**
Free cash flow	**(35,428,471)**	**234,963,831**	**(49,527,637)**
Financing activities			
Due to banks	(7,258,150)	(391,247,382)	(33,022,651)
Financial receivables from related parties	47,508,932	181,284,886	67,000,639
Assets for financial derivatives	2,336,109	7,227,025	432,579
Liabilities for financial derivatives		(1,157,203)	427,497
Financial payables to related parties	(23,561,160)	25,146,269	39,904,148
Bonds	605,000	(26,700,000)	(19,350,000)
Payables in current a/c to parent entity	(7,680,258)	(45,948,031)	(9,264,549)
Payment of liabilities for finance leases	(1,353,788)	(5,459,545)	(1,290,037)
Changes in shareholders' equity	30,308,568	120,463,308	18,678,948
Dividends paid		(107,112,333)	
Future net cash flows absorbed by financing activities	**40,905,253**	**(243,503,006)**	**63,516,575**
CHANGE IN LIQUID FUNDS	**5,476,782**	**(8,539,177)**	**13,988,938**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**10,480,331**	**5,003,549**	**27,531,663**

AEM S.p.A.

Statement of changes in shareholders' equity

Description	Share capital Note D1	Treasury shares Note D2	Legal reserve Note D3	Other reserves Note D4	Net profit for the year Note D5	Net profit (loss) for the period Note D5	Total equity
Equity at 12.31.2005	936,024,648	(22,756,324)	85,152,316	904,420,393	159,975,138		2,062,816,170
Changes in:							
Legal reserve							
Other reserves				159,491,873	(159,975,138)		(483,265)
Treasury shares							
Adjustments deriving from the application of IAS 39				19,162,213			19,162,213
Net profit for the period						12,429,319	12,429,319
Equity at 03.31.2006	936,024,648	(22,756,324)	85,152,316	1,083,074,479		12,429,319	2,093,924,438
Equity at 12.31.2006	936,024,648	(25,072,459)	93,559,331	1,069,339,491	176,702,774		2,250,553,785
Changes in:							
Legal reserve							
Other reserves				176,702,774	(176,702,774)		
Treasury shares							
Adjustments deriving from the application of IAS 39				30,308,568			30,308,568
Net profit (loss) for the period						(2,448,701)	(2,448,701)
Equity at 03.31.2007	936,024,648	(25,072,459)	93,559,331	1,276,350,833		(2,448,701)	2,278,413,652

AEM S.P.A.

BALANCE SHEET pursuant to Consob Resolution no. 15519 of July 27, 2006	03/31/2007	of which related parties	12/31/2006	of which related parties	03/31/2006	of which related parties
(Amounts in euro)						
ASSETS						
NON-CURRENT ASSETS						
PROPERTY, PLANT AND EQUIPMENT	888,255,260		891,808,644		884,887,575	
INTANGIBLE ASSETS	17,995,599		19,650,925		22,766,455	
INVESTMENTS	2,736,012,862	2,736,012,862	2,736,407,184	2,736,407,184	2,829,254,952	2,829,254,952
OTHER NON-CURRENT FINANCIAL ASSETS	421,142,414	1,055,062	381,789,274	1,055,062	269,254,463	1,055,062
DEFERRED TAX ASSETS	70,429,842		69,990,965		64,603,782	
OTHER NON-CURRENT RECEIVABLES	240,945		240,030		216,248	
TOTAL NON-CURRENT ASSETS (A	**4,134,076,722**		**4,099,887,022**		**4,070,983,475**	
CURRENT ASSETS						
INVENTORIES	635,745		715,687		677,642	
CURRENT FINANCIAL ASSETS	45,602,652	45,599,946	93,111,584	93,108,878	207,395,831	207,393,125
CURRENT DERIVATIVES	24,831,899		27,168,008		33,962,454	
TAXES RECEIVABLE	1,569,781		3,660,942		1,013,151	
TRADE AND OTHER RECEIVABLES	139,508,493	127,269,854	126,129,951	116,253,852	310,975,011	290,366,607
CASH AND CASH EQUIVALENTS	10,480,331		5,003,540		27,531,663	
OTHER CURRENT ASSETS	11,482,409		779,979		12,494,897	
TOTAL CURRENT ASSETS (B	**234,111,310**		**256,569,680**		**594,050,649**	
NON-CURRENT ASSETS HELD FOR SALE			**500,000**		**17,921,155**	
TOTAL ASSETS (A+B+C	**4,368,188,032**		**4,356,956,702**		**4,682,955,279**	
SHAREHOLDERS' EQUITY AND LIABILITIES						
SHAREHOLDERS' EQUITY						
Share capital	936,024,648		936,024,648		936,024,648	
(Treasury shares)	(25,072,459)		(25,072,459)		(22,756,324)	
Legal reserve	93,559,331		93,559,331		85,152,316	
Other reserves	1,276,350,833		1,069,339,491		1,083,074,479	
Net profit for the year			176,702,774			
Net loss for the period	(2,448,701)				12,429,319	
Total shareholders' equity (D	**2,278,413,652**		**2,250,553,785**		**2,093,924,438**	
LIABILITIES AND EQUITY						
NON-CURRENT LIABILITIES						
Medium/long-term financial liabilities	1,147,247,410		1,333,407,614		1,190,968,249	
Deferred tax liabilities	81,275,305		69,528,978		66,057,283	
Employee benefits	106,327,047		106,428,768		94,950,886	
Provisions for risks	73,390,054		71,898,694		62,885,133	
Other non-current liabilities					95,616,807	
Total non-current liabilities (E1	**1,408,239,816**		**1,581,264,054**		**1,510,478,358**	
CURRENT LIABILITIES						
Trade and other payables	211,349,071	38,129,405	240,676,674	54,560,606	149,449,975	43,447,246
Tax liabilities	47,844,663		13,856,190		88,135,353	
Short-term financial liabilities	411,304,122	120,192,876	264,392,274	151,434,294	829,601,939	202,875,655
Other current liabilities	11,036,708		6,213,725		11,365,216	
Total current liabilities (E2)	**681,534,564**		**525,138,863**		**1,078,552,483**	
Total liabilities (E)	**2,089,774,380**		**2,106,402,917**		**2,589,030,841**	
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE						
TOTAL LIABILITIES AND EQUITY (D+E+F	**4,368,188,032**		**4,356,956,702**		**4,682,955,279**	

AEM S.P.A. **INCOME STATEMENT** **pursuant to Consob Resolution no. 15519 of July 27, 2006** (Amounts in euro)	01/01/2007 03/31/2007	of which related parties	01/01/2006 03/31/2006	of which related parties	01/01/2006 12/31/2006	of which related parties
REVENUES						
REVENUES FROM SALES	1,128,466	1,013,088	833,929	447,476	6,843,701	855,080
REVENUES FROM SERVICES	36,407,183	32,547,117	29,535,082	27,370,445	145,263,275	135,431,412
OTHER OPERATING INCOME	48,771,617	46,960,410	47,575,372	41,233,820	170,209,248	164,153,050
OTHER NON-RECURRING INCOME						
TOTAL REVENUES	86,307,266		77,944,383		322,316,224	
OPERATING COSTS						
RAW MATERIALS AND CONSUMABLES USED	3,842,577	33,142	655,660	157,527	3,863,071	237,697
SERVICES USED	22,050,618	10,904,873	21,967,135	11,925,358	97,298,714	54,154,138
OTHER OPERATING COSTS	6,742,692	750	5,626,532	12,799	24,176,782	168,066
TOTAL OPERATING COSTS	32,635,887		28,249,327		125,338,567	
LABOUR COSTS	12,589,271		12,781,945		66,951,213	
GROSS PROFIT FROM OPERATIONS	41,082,108		36,913,111		130,026,444	
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	13,563,430		10,801,516		56,373,827	
NET PROFIT FROM OPERATIONS	27,518,678		26,111,595		73,652,617	
OTHER GAINS (LOSSES) ON DERIVATIVES	(2,941,109)		18,482,318		23,598,469	
NON-RECURRING GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	479,673				337,290	
FINANCIAL CHARGES	20,090,173	810,766	18,044,792	1,015,219	75,746,692	5,440,982
INCOME (LOSSES) FROM FINANCIAL ASSETS	1,704,562		2,511,353		135,675,137	
DIVIDEND INCOME	412,927	343,000			126,860,851	123,369,796
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSET	178,090		81,262		419,349	
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSET	1,106,483	929,018	2,427,345	2,253,719	8,402,835	1,587,507
EXCHANGE GAINS AND LOSSES	7,062		2,746		(7,898)	
TOTAL FINANCIAL COSTS	(20,847,047)		2,948,879		83,864,204	
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	(8,500)				(2,733,010)	
OTHER NON-OPERATING COSTS	(3,273,501)					
PROFIT BEFORE TAX	3,389,630		29,060,474		154,783,811	
INCOME TAX EXPENSE	5,838,331		10,479,172		20,083,358	
PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	(2,448,701)		18,581,302		134,700,453	
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE			(6,151,983)		42,002,321	
NET PROFIT (LOSS)	(2,448,701)		12,429,319		176,702,774	

Reconciliation of AEM S.p.A.'s ITAGAAP-IAS/IFRS balance sheet at March 31, 2006

(Amounts in euro)	FINANCIAL STATEMENTS ITAGAAP 03/31/2006	IAS Adjustments 03/31/2006	IAS FINANCIAL STATEMENTS 03/31/2006
ASSETS			
NON-CURRENT ASSETS			
PROPERTY, PLANT AND EQUIPMENT	832,473,357	52,414,218	884,887,575
INTANGIBLE ASSETS	26,542,530	-3,776,075	22,766,455
INVESTMENTS	2,448,407,587	380,847,365	2,829,254,952
OTHER NON-CURRENT FINANCIAL ASSETS	474,095,180	-204,840,717	269,254,463
DEFERRED TAX ASSETS	37,977,205	26,626,577	64,603,782
OTHER NON-CURRENT RECEIVABLES	216,248		216,248
RESTRICTED OR PLEDGED DEPOSITS			
OTHER NON-CURRENT ASSETS			
TOTAL NON-CURRENT ASSETS (A)	**3,819,712,107**	**251,271,368**	**4,070,983,475**
CURRENT ASSETS			
FIXED ASSETS HELD FOR SALE			
INVENTORIES	677,642		677,642
CURRENT FINANCIAL ASSETS	207,395,831		207,395,831
CURRENT DERIVATIVES		33,962,454	33,962,454
TAXES RECEIVABLE	1,013,151		1,013,151
TRADE AND OTHER RECEIVABLES	438,825,322	-127,850,311	310,975,011
CASH AND CASH EQUIVALENTS	27,531,663		27,531,663
OTHER CURRENT ASSETS	32,578,543	-20,083,646	12,494,897
TOTAL CURRENT ASSETS (B)	**708,022,152**	**-113,971,503**	**594,050,649**
NON-CURRENT ASSETS HELD FOR SALE		**17,921,155**	**17,921,155**
TOTAL ASSETS (A+B+C)	**4,527,734,259**	**155,221,020**	**4,682,955,279**
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	936,024,648		936,024,648
(Treasury shares)		-22,756,324	-22,756,324
Legal reserve	85,152,316		85,152,316
Other reserves	1,103,436,122	-20,361,643	1,083,074,479
Net profit for the period	1,000,937	11,428,382	12,429,319
Total shareholders' equity (D)	**2,125,614,023**	**-31,689,585**	**2,093,924,438**
LIABILITIES AND EQUITY			
NON-CURRENT LIABILITIES			
Medium/long-term financial liabilities	1,096,187,844	94,780,405	1,190,968,249
Deferred tax liabilities	42,337,190	23,720,093	66,057,283
Employee benefits	64,820,700	30,130,186	94,950,886
Provisions for risks	62,885,133		62,885,133
Other non-current liabilities		95,616,807	95,616,807
Total non-current liabilities (E1)	**1,266,230,867**	**244,247,491**	**1,510,478,358**
CURRENT LIABILITIES			
Trade and other payables	165,904,533	-16,454,558	149,449,975
Tax liabilities	88,135,353		88,135,353
Short-term financial liabilities	871,543,612	-41,941,673	829,601,939
Other current liabilities	10,305,871	1,059,345	11,365,216
Total current liabilities (E2)	**1,135,889,369**	**-57,336,886**	**1,078,552,483**
Total liabilities (E)	**2,402,120,236**	**186,910,605**	**2,589,030,841**
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE			
TOTAL LIABILITIES AND EQUITY (D+E+F)	**4,527,734,259**	**155,221,020**	**4,682,955,279**

Reconciliation of AEM S.p.A.'s ITAGAAP-IAS/IFRS income statement at March 31, 2006

(Amounts in euro)	FINANCIAL STATEMENTS ITAGAAP 01/01/2006 03/31/2006	IAS Adjustments 01/01/2006 03/31/2006	IAS FINANCIAL STATEMENTS 01/01/2006 03/31/2006
REVENUES			
REVENUES FROM SALES	833,929		833,929
REVENUES FROM SERVICES	29,535,082		29,535,082
OTHER OPERATING INCOME	47,575,372		47,575,372
TOTAL REVENUES	**77,944,383**		**77,944,383**
OPERATING COSTS			
RAW MATERIALS AND CONSUMABLES USED	655,660		655,660
SERVICES USED	21,967,135		21,967,135
OTHER OPERATING COSTS	7,150,078	(1,523,546)	5,626,532
TOTAL OPERATING COSTS	**29,772,873**	**(1,523,546)**	**28,249,327**
LABOUR COSTS	**13,193,216**	**(411,271)**	**12,781,945**
GROSS PROFIT FROM OPERATIONS	**34,978,294**	**1,934,817**	**36,913,111**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**10,363,749**	**437,767**	**10,801,516**
NET PROFIT FROM OPERATIONS	**24,614,545**	**1,497,050**	**26,111,595**
OTHER GAINS (LOSSES) ON DERIVATIVES	**1,639,794**	**16,842,524**	**18,482,318**
FINANCIAL CHARGES	**16,658,933**	**1,385,859**	**18,044,792**
INCOME (LOSSES) FROM FINANCIAL ASSETS	**2,511,353**		**2,511,353**
DIVIDEND INCOME			
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS	81,262		81,262
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	2,427,345		2,427,345
EXCHANGE GAINS AND LOSSES	2,746		2,746
TOTAL FINANCIAL COSTS	**(12,507,786)**	**15,456,665**	**2,948,879**
PROFIT BEFORE TAX	**12,106,759**	**16,953,715**	**29,060,474**
INCOME TAX EXPENSE	**4,953,839**	**5,525,333**	**10,479,172**
PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**7,152,920**	**11,428,382**	**18,581,302**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	**(6,151,983)**		**(6,151,983)**
NET PROFIT (LOSS)	**1,000,937**	**11,428,382**	**12,429,319**

RECONCILIATION OF SHAREHOLDERS' EQUITY	SHAREHOLDERS' EQUITY
	03/31/2006
ITALIAN GAAP EQUITY	**2,125,614,023**
Property, plant and equipment and accumulated depreciation	-42,738
Elimination of intangible assets	768,034
Dividends from subsidiaries and associates	-128,890,252
Due for call option for 4% of Edipower S.p.A.	-15,616,807
Employee benefits	-32,237,159
Treasury shares	-22,756,325
Financial instruments	136,451,744
Derivatives	38,469,889
Fair value option of bond loan	-26,064,137
Finance leases	15,687,647
Tax effect of adjustments	2,540,519
SHAREHOLDERS' EQUITY IAS/IFRS AT MARCH 31, 2006	**2,093,924,438**

END